


SEC MAIL PROCESSING
RECEIVED
MAY 04 2011
WASHINGTON D.C. 211
SECTION


REPUBLIC AIRWAYS

HOLDINGS

2010 Annual Report

Republic Airways Holdings Inc.

- Letter to Stockholders
- Notice of 2011 Annual Meeting and Proxy Statement
- 2010 Annual Report on Form 10-K

To Our Stockholders

In 2010, your company was tasked with integrating and taking full advantage of the exceptional assets and opportunities created by the acquisitions of Frontier Airlines and Midwest Airlines. Meanwhile, even as Republic Airways refined the new, branded element of its business model, it added to its long history of profitably managing one of the world's largest fixed-fee enterprises, operating regional jets for all five major U.S. legacy carriers.

As might be expected from the process of harnessing the great potential behind each integration challenge, progress started slowly but accelerated throughout 2010. Over the course of the year, we posted both our first quarterly loss in a decade (first quarter) and the best quarterly results in our history (third quarter). We completed the significant project of standardizing differing business practices and policies, which improved our efficiency and our customers' experience. These accomplishments joined many other milestones that marked our progress in a journey of continuous improvement for the long-term benefit of our employees, customers and stockholders. As a result, we were decidedly successful in our goal of strengthening Republic's growth platform, Frontier Airlines, and in so doing, strengthening Republic Airways as a whole. We did this by taking advantage of the solutions made available to us by our diverse resources and unique position in the industry. The result was an airline that improved its products and services while turning in a financial performance that exceeded market expectations.

The complementary nature of the Frontier and Midwest networks and route structures benefitted customers and communities soon after the acquisitions. In 2010, we further strengthened the combined network, launching 30 new routes while increasing overall capacity by 6%. We brought seamless access and a consistent travel experience to our enhanced network, simplifying and improving each aspect of the air travel experience – from fare shopping to check-in to baggage claim. Customer focus groups helped us identify what passengers value the most as we leveraged the integration as a rare opportunity to combine the winning attributes of two well-respected airline brands. This allowed us to offer customers more choice and less complexity while creating savings, synergies and revenue enhancements for the Company. Although Republic's branded business is consolidated under the Frontier Airlines name, it is a new Frontier that has emerged from the process, with the best features of both airlines living on in its brand promise: to be the best-loved airline by offering its customers a different and better travel experience.

Our employees worked tirelessly throughout the year to build the foundation that supports that promise and strengthens the entire Republic Airways enterprise. Here is a summary of those accomplishments:

- Boosted liquidity over $160 million through a stock offering, an agreement with our credit card partner to reduce the holdback on transactions and the financing of select spare parts.
- Unified reservations systems, giving customers better access to a seamless network through one website, one reservations number, an integrated system of airport kiosks system-wide and the ability to choose pre-reserved seats at the time of booking.
- Made the Frontier *AirFairs* product available across the expanded network, helping Frontier increase its share of business travelers while remaining competitive in the low-fare marketplace.
- Aligned all fare rules and customer-service policies.
- Combined the existing frequent flyer programs under an improved Frontier *EarlyReturns*® program that offers more partners and optimized award-inventory availability, benefits to both our customers' and the Company's ability to strategically manage their mileage inventories.
- Added STRETCH seating sections, which offers customers up to five extra inches of legroom, to all Frontier Airbus and Embraer 190 (E190) aircraft. STRETCH sales increased throughout the year and now generate approximately $1 million per month in incremental revenue.

Within our fixed-fee operations, 2010 was a year to strengthen our position as an industry leader for regional airlines in terms of operational safety, quality, and training. We completed or are in the process of completing several enhancements to our safety programs. The following is a summary of those accomplishments:

- CAT II certifications will provide our fixed-fee partners and Frontier with better operational reliability.
- Developed and implemented a Fatigue Risk Management Program, which allows our crews and safety personnel to track, trend and evaluate fatigue related data. The team will, when appropriate, propose changes to our policies and procedures to help mitigate fatigue concerns for our crew members.

- Continued implementation of our Advance Qualification Program (AQP), which will enhance our pilot training programs from traditional classroom settings to more realistic training scenarios.
- Completed a Line Operations Safety Audit (LOSA) for the Republic certificated carriers. The LOSA audit allows us to collect data and information on the safety and flight crew performance issues that arise during daily flight operations and provide insight to areas where we can enhance/improve our margins of safety within our operation.

All of these initiatives allow us to continuously improve the operational safety, reliability and performance for our employees, for the benefit of our passengers and fixed-fee partners.

These specific accomplishments were critical to our success in 2010, but from a broader view, our unique asset-management approach to fleet planning will also continue to play a major role in sustaining our leadership position in the industry. Last year, Republic continued its planned transition from the less-favored 50-seat jet portfolio, returning the final seven CRJ200 aircraft that were in the Continental operation. We increased our fleet of 99-seat E190s to 15, adding to our position as the world's largest operator of the industry-preferred Embraer E-Jet. A fleet well-positioned by a focus on careful, proactive planning is a key advantage during legacy-carrier consolidation. Although consolidation will improve the health of the airline industry and lower the counterparty risk associated with our fixed-fee marketing agreements, it will also limit demand for feeder service – particularly on smaller jets, as marginal hub flying is reduced and domestic capacity is further rationalized. While our fixed-fee contracts are stable, reliably profitable, and have an average remaining term of seven years, growth prospects remain limited as legacy carriers work through capacity rationalization amid an economic recovery.

In 2010 we announced a firm order for an additional six E190s along with an additional 18 conditional firm E190s, which offer a CASM level that can provide a unique advantage in the low-fare market. Deliveries are scheduled between mid-2011 and mid-2013 should we exercise our option for the remaining 18 aircraft. Similarly, we placed an order for up to 80 next-generation, 138-seat Bombardier CS300 CSeries jets with first delivery scheduled in 2015. Market conditions will determine as well whether the CS300 aircraft – which will offer game-changing efficiency improvements – are used for growth, replacement or a combination. Meanwhile, we have already begun more immediate fleet rationalization: we removed four (4) Airbus A318s from service and will gradually phase out our remaining fleet of five (5) A318 aircraft in favor of A319 or 320 aircraft, which will also support our plan to improve unit costs by up-gauging the aircraft in the Frontier network. We estimate these fleet transition plans will increase Frontier's average seat density by 10% over the next two years. The meaningful capacity increases offered by the E190 and the A319/320 substitutions are accompanied by relatively small incremental increases in trip costs. Leveraging this unit-cost advantage will be an important factor in our ability to profitably operate key long-haul routes from our hubs. Considering we ended the year with Frontier's 10th record quarterly load factor, this operational advantage is more relevant than ever.

Our accomplishments last year place us on a course to capitalize on even more opportunities in 2011 and beyond. As we follow this course, we will remain focused on what will always be our top priority: operating a safe and reliable airline. In addition, we will continue our commitment and desire to be a solutions provider for our fixed-fee partners. We recently announced that we amended our Delta fixed-fee code-share agreement to add eight E170 aircraft during the first half of 2011. The eight E170s are currently operating in the Frontier network.

As we look into 2011 the biggest threat to our Frontier business is accelerating fuel costs. Our management team is extremely focused on what our airline can do to better cope with soaring energy prices without having to rely solely on increased ticket prices. We continue to evaluate our Frontier network and fleet in an effort to minimize unproductive flying; we are deferring some capital spending projects and are evaluating other opportunities to improve our liquidity and strengthen our balance sheet.

The accomplishments that I have outlined from 2010 and the additional opportunities they have positioned us to capture were made possible through the hard work and dedication that have defined the aviation professionals at Republic Airways since our start. Although the scope of our business has changed as we adapt to dramatically different market realities, our dedication to remaining an industry leader in safety and operational and financial performance has not wavered. Thank you for placing your trust in us. We look forward to reporting continued progress in all aspects of our business and for all of our stakeholders in 2011.

God Bless,



Bryan Bedford
Chairman, President and Chief Executive Officer

REPUBLIC AIRWAYS HOLDINGS INC.

8909 Purdue Road, Suite 300

Indianapolis, Indiana 46268

Dear Stockholder:

You are cordially invited to attend the Company's Annual Meeting of Stockholders to be held on Thursday, June 2, 2011 at 10:00 a.m., local time, at Holiday Inn North at the Pyramids, 3850 Depauw Boulevard, Indianapolis, IN 46268.

The formal Notice of Meeting and the accompanying Proxy Statement set forth proposals for your consideration this year. You are being asked (a) to elect seven directors of the Company, (b) to conduct an advisory (nonbinding) vote to approve named executive officer compensation, (c) to conduct an advisory (nonbinding) vote on the frequency of an advisory stockholder vote to approve named executive officer compensation and (d) to ratify the appointment of Deloitte & Touche LLP as independent registered public accountants for the Company for the year ending December 31, 2011. At the meeting, the Board of Directors will also report on the affairs of the Company, and a discussion period will be provided for questions and comments of general interest to stockholders.

We look forward to greeting personally those of you who are able to be present at the meeting. However, whether or not you are able to be with us at the meeting, it is important that your shares be represented. Accordingly, you are requested to vote at your earliest convenience. You may vote by mail with the enclosed proxy card or by telephone or on the Internet by following the instructions on the proxy card.

Thank you for your cooperation.

Very truly yours,



BRYAN K. BEDFORD
Chairman of the Board of Directors,
President and Chief Executive Officer

Indianapolis, Indiana
April 29, 2011

REPUBLIC AIRWAYS HOLDINGS INC.
8909 Purdue Road, Suite 300
Indianapolis, Indiana 46268

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

June 2, 2011

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Republic Airways Holdings Inc. (the "Company") will be held on Thursday, June 2, 2011 at 10:00 a.m., local time, at Holiday Inn North at the Pyramids, 3850 Depauw Boulevard, Indianapolis, IN 46268, for the following purposes:

(1) To elect seven directors to serve for the ensuing year;
(2) To conduct an advisory (nonbinding) vote to approve named executive officer compensation;
(3) To conduct an advisory (nonbinding) vote on the frequency of an advisory stockholder vote to approve named executive officer compensation;
(4) To ratify the appointment of Deloitte & Touche LLP as independent registered public accountants for the Company for the year ending December 31, 2011; and
(5) To transact such other business as may properly come before the Annual Meeting or any postponement or adjournment thereof.

Only stockholders of record at the close of business on April 21, 2011 will be entitled to notice of and to vote at the Annual Meeting or any postponement or adjournment thereof.

All stockholders are cordially invited to attend the Annual Meeting in person. **However, whether or not you plan to attend the Annual Meeting in person, each stockholder is urged to complete, date and sign the enclosed form of proxy and return it promptly in the envelope provided.** No postage is required if the proxy is mailed in the United States. You may also vote by telephone or on the Internet by following the instructions on the enclosed form of proxy. Stockholders who attend the Annual Meeting may revoke their proxy and vote their shares in person.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be held on Thursday, June 2, 2011:

The 2011 Proxy Statement and Annual Report to Stockholders are available at *www.amstock.com/ProxyServices/ViewMaterials.asp*.

By Order of the Board of Directors

Timothy P. Dooley
Secretary

Indianapolis, Indiana
April 29, 2011

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TABLE OF CONTENTS

TABLE OF CONTENTS
(continued)

REPUBLIC AIRWAYS HOLDINGS INC.
8909 Purdue Road, Suite 300
Indianapolis, Indiana 46268

PROXY STATEMENT

This Proxy Statement contains information related to the Annual Meeting of Stockholders of the Company to be held on Thursday, June 2, 2011 at 10:00 a.m., local time, and at any postponements or adjournments thereof. This Proxy Statement, the Notice of Annual Meeting of Stockholders and the accompanying form of proxy are first being mailed to stockholders of the Company on or about April 29, 2011.

ABOUT THE MEETING

What is the purpose of the Annual Meeting?

At our Annual Meeting, stockholders will act upon the matters outlined in the notice of meeting on the cover page of this Proxy Statement, consisting of (a) the election of directors, (b) an advisory (nonbinding) vote to approve named executive officer compensation, (c) an advisory (nonbinding) vote on the frequency of an advisory stockholder vote to approve named executive officer compensation and (d) the ratification of the appointment of Deloitte & Touche LLP as independent registered public accountants for the Company for the year ending December 31, 2011. In addition, management will report on the performance of the Company during 2010 and respond to questions from stockholders. The Board of Directors is not currently aware of any other matters which will come before the meeting.

Proxies for use at the meeting are being solicited by the Board of Directors of the Company. Proxies were mailed to stockholders on or about April 29, 2011 and will be solicited chiefly by mail. The Company will make arrangements with brokerage houses and other custodians, nominees and fiduciaries to send proxies and proxy material to the beneficial owners of the shares and will reimburse them for their expenses in so doing. Should it appear desirable to do so in order to ensure adequate representation of shares at the meeting, officers, agents and employees of the Company may communicate with stockholders, banks, brokerage houses and others by telephone, facsimile or in person to request that proxies be furnished. All expenses incurred in connection with this solicitation will be borne by the Company. The Company has no present plans to hire special employees or paid solicitors to assist in obtaining proxies, but reserves the option of doing so.

Who is entitled to vote at the meeting?

Only stockholders of record at the close of business on April 21, 2011, the record date for the meeting, are entitled to receive notice of and to participate in the Annual Meeting, or any postponements and adjournments thereof. If you were a stockholder of record on that date, you will be entitled to vote all of the shares you held on that date at the meeting, or any postponements or adjournments thereof. If you are "street name" stockholders and wish to vote your shares in person at the Annual Meeting, you must obtain a legal proxy from your broker, bank or other nominee (who is the stockholder of record), giving you the right to vote the shares.

"Limitation On Voting By Foreign Owners" at the end of this Proxy Statement contains a description of restrictions on voting by stockholders who are not "U.S. Citizens," as defined by applicable rules and regulations.

What are the voting rights of the holders of common stock?

Each outstanding share of common stock will be entitled to one vote on each matter acted upon. On April 21, 2011, there were 48,192,048 shares of common stock outstanding.

What constitutes a quorum?

The presence at the meeting in person or by proxy, of the holders of a majority of the outstanding shares of common stock as of the record date will constitute a quorum, permitting the conduct of business at the meeting. As of the record date 48,192,048 shares of common stock, representing the same number of votes, were outstanding. Thus, the presence of holders representing at least 24,096,025 votes will be required to establish a quorum. Proxies received but marked as abstentions and broker non-votes will be counted for purposes of determining whether a quorum has been attained.

What is a broker non-vote?

"Broker non-votes" are shares held by brokers or nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner. Under applicable Delaware law, the effect of broker non-votes on a particular matter depends on whether the matter is one in which the broker or nominee has discretionary voting authority under the applicable rules of the New York Stock Exchange. Under the New York Stock Exchange rules, Proposal No. 1, relating to the election of directors, Proposal No. 2, relating to an advisory vote to approve named executive officer compensation, and Proposal No. 3, relating to an advisory vote on the frequency of an advisory stockholder vote to approve named executive officer compensation, are deemed to be nonroutine matters with respect to which brokers and nominees may not exercise their voting discretion without receiving instructions from the beneficial owner of the shares. Under the rules of the New York Stock Exchange, brokers holding stock for the accounts of their clients who have not been given specific voting instructions are allowed to vote client proxies on Proposal No. 4 relating to the ratification of the appointment of Deloitte & Touche LLP.

How do I vote?

If you complete and properly sign the accompanying proxy card and return it in the enclosed return envelope, it will be voted as you direct, or you may vote by telephone or on the Internet following the instructions on the proxy card. If you are a registered stockholder (that is, you hold your stock in certificate form) and attend the meeting, you may deliver your completed proxy card in person. "Street name" stockholders who wish to vote at the meeting will need to obtain a proxy from the institution that holds their shares.

Can I vote by telephone or electronically?

If you are a registered stockholder, you may vote by telephone, or electronically through the Internet, by following the instructions included with your proxy card.

If your shares are held in "street name," please check your proxy card and contact your broker or nominee to determine whether you will be able to vote by telephone or electronically. A large number of banks and brokerage firms are participating in the online program of ADP Investor Communications Services. This program provides eligible stockholders the opportunity to vote via the Internet or by telephone. Voting forms will provide instructions for stockholders whose bank or brokerage firm is participating in ADP's program. If you vote by telephone or electronically through the Internet, please do not mail your proxy. Stockholders not wishing to vote electronically through the Internet or whose form does not reference Internet or telephone voting information should complete and return the enclosed proxy card.

Signing and returning the proxy card or submitting the proxy via the Internet or by telephone does not affect the right to vote in person at the meeting.

Internet Availability of Proxy Materials.

In accordance with the proxy rules adopted by the Securities and Exchange Commission (the "SEC"), the Company is making available the proxy materials to all of its stockholders on the internet. Please visit *www.amstock.com/ProxyServices/ViewMaterials.asp*. The Company is also providing all of its stockholders with a complete set of the proxy materials by mail including a copy of the Company's annual report, including the financial statements for the fiscal year ended December 31, 2010.

Can I receive more than one set of annual meeting materials?

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of the Company's proxy statement or annual report to stockholders may have been sent to multiple stockholders in each household. The Company will promptly deliver a separate copy of either document to any stockholder upon written or oral request to the Investor Relations Department of the Company, Republic Airways Holdings Inc., 8909 Purdue Road, Suite 300, Indianapolis, Indiana 46268, telephone (317) 484-6000. Any stockholder who wants to receive separate copies of the proxy statement or annual report to stockholders in the future, or any stockholder who is receiving multiple copies and would like to receive only one copy per household, should contact the stockholder's bank, broker, or other nominee record holder, or the stockholder may contact the Company at the above address and phone number.

Can I change my vote after I return my proxy card?

Yes. Even after you have submitted your proxy, you may change your vote at any time before the proxy is exercised by filing with the Secretary of the Company either a notice of revocation or a duly executed proxy bearing a later date. The powers of the proxy holders will be suspended if you attend the meeting and vote in person, although attendance at the meeting alone will not by itself revoke a previously granted proxy. If your stock is held in "street name," you must contact your broker or nominee for instructions as to how to change your vote.

How are nominees for election to our Board of Directors selected?

The Nominating Committee of the Board of Directors recommends individuals as nominees for election to our Board of Directors at the annual meeting of stockholders and to fill any vacancy or newly created directorship on the Board of Directors. The Board of Directors does not have specific minimum qualifications that must be met by a candidate in order to be considered for nomination to our Board of Directors. In identifying and evaluating nominees for director, the Board of Directors considers each candidate's experience, integrity, background and skills, as well as other qualities that the candidate may possess and factors that the candidate may be able to bring to the Board of Directors.

The Board of Directors will consider stockholder nominations as nominees for election to our Board of Directors. In evaluating such nominations, the Board of Directors will use the same selection criteria the Board of Directors uses to evaluate other potential nominees. You may suggest a nominee by sending the following information to our Board of Directors: (i) your name, mailing address and telephone number, (ii) the suggested nominee's name, mailing address and telephone number, (iii) a statement whether the suggested nominee knows that his or her name is being suggested by you, (iv) the suggested nominee's resume or other description of his or her background and experience, and (v) your reasons for suggesting that the individual be considered. The information should be sent to the Board of Directors addressed as follows: Board of Directors Nominations, Republic Airways Holdings Inc., 8909 Purdue Road, Suite 300, Indianapolis, Indiana 46268.

Stockholders who do not wish to follow the foregoing procedure but who wish instead to nominate directly one or more persons for election to the Board of Directors must comply with the procedures established by our by-laws. To be timely, the Company must have received such nomination for the 2012 Annual Meeting at its principal office at 8909 Purdue Road, Suite 300, Indianapolis, Indiana 46268 no earlier than February 15, 2012 and no later than March 16, 2012.

All seven of the director nominees identified in this Proxy Statement currently serve as directors of the Company and all have been nominated by our Nominating Committee and our full Board of Directors, including all of our independent directors, for re-election. The Company has not paid a fee to any third party for the identification or evaluation of any candidates for our Board of Directors.

What are the Board's recommendations?

Unless you give other instructions on your proxy card, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of the Board of Directors. The Board recommends a vote to approve Proposal No. 1, for election of the nominated slate of directors to serve for the ensuing year, to approve Proposal No. 2, for named executive officer compensation, for an annual advisory vote on Proposal No. 3, to approve named executive officer compensation and Proposal No. 4, for the ratification of the appointment of Deloitte & Touche LLP as independent registered public accountants for the Company for the year ending December 31, 2011, as set forth in the notice of meeting on the cover page of this Proxy Statement. With respect to any other matter that properly comes before the meeting, the proxy holders will vote in accordance with their best judgment.

What vote is required to approve each item?

Election of Directors. The seven nominees receiving the highest number of affirmative votes of the votes cast at the meeting, either in person or by proxy, shall be elected as directors. A properly executed proxy card marked "WITHHOLD AUTHORITY" with respect to the election of one or more directors will not be voted with respect to the director or directors indicated, although it will be counted for purposes of determining whether there is a quorum.

Advisory Vote to Approve Named Executive Officer Compensation. The advisory vote to approve named executive officer compensation requires the affirmative vote of the holders of at least a majority of the total voting power of the Company's common stock present in person or represented by proxy and entitled to vote at the annual meeting. For purposes of this vote, a vote to abstain (or a direction to your broker, bank or other nominee to abstain) will be counted as present in person or represented by proxy and entitled to vote at the annual meeting, and therefore, will have the effect of a negative vote. Shares represented by such "broker non-votes" will, however, be counted in determining whether there is a quorum.

Advisory Vote on the Frequency of an Advisory Stockholder Vote to Approve Named Executive Officer Compensation. The advisory vote on the frequency of an advisory vote to approve named executive officer compensation will be determined by a plurality of the votes cast. For purposes of this vote, a vote to abstain (or a direction to your broker, bank or other nominee to abstain) and broker non-votes represented by submitted proxies will not be taken into account in determining the outcome of this proposal.

Ratification of Appointment of Independent Registered Public Accountants. The ratification of the appointment of Deloitte & Touche LLP as independent registered public accountants for the Company requires the affirmative vote of the holders of at least a majority of the total voting power of the Company's common stock present in person or represented by proxy and entitled to vote at the annual meeting. For purposes of this vote, a vote to abstain (or a direction to your broker, bank or other nominee to abstain) will be counted as present in person or represented by proxy and entitled to vote at the annual meeting, and therefore, will have the effect of a negative vote. The ratification of the appointment of the independent registered public accounting firm is a matter on which a broker or other nominee is generally empowered to vote. Accordingly, no broker non-votes are expected to exist in connection with Proposal No. 4.

Other Items. For each other item that may properly come before the meeting, the affirmative vote of the holders of a majority of the shares present in person or represented by proxy entitled to vote on the item will be required for approval. A properly executed proxy card marked "ABSTAIN" with respect to any such matter will not be voted, although it will be counted for purposes of determining whether there is a quorum. Accordingly, an abstention will have the effect of a negative vote. If you hold your shares in "street name" through a broker or other nominee, your broker or nominee may not be permitted to exercise voting discretion with respect to some of the matters to be acted upon. Thus, if you do not give your broker or nominee specific instructions, your shares may not be voted on those matters and will not be counted in determining the number of shares necessary for approval. Shares represented by such "broker non-votes" will, however, be counted in determining whether there is a quorum and, thus, have the effect of a vote against the proposals.

BENEFICIAL OWNERSHIP OF COMMON STOCK BY CERTAIN STOCKHOLDERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

The following table sets forth certain information regarding the beneficial ownership of our common stock as of April 21, 2011 of each person who is known by us to be the beneficial owner of more than 5% of our common stock. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the "SEC") and includes voting or investment power with respect to the securities. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse.

Name and Address	Shares Beneficially Owned	Percentage Beneficially Owned [1]
FMR LLC[2]	4,335,200	8.9%
Donald Smith & Co., Inc. [3]	3,815,573	7.8%
Greenlight Capital, Inc.[4]	3,412,800	7.0%
Dimensional Fund Advisors LP[5]	3,387,396	7.0%
Rivermede Limited[6]	2,800,000	5.8%
BlackRock, Inc.[7]	2,589,157	5.3%
TPG Funds[8]	2,500,000	5.1%

(1) For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares of common stock when such person or persons have the right to acquire them within 60 days after April 21, 2011. For purposes of computing the percentage of outstanding shares of common stock held by each person or group of persons named above, any shares which such person or persons have the right to acquire within 60 days after April 21, 2011 is deemed to be outstanding but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2) FMR LLC filed Amendment No. 5 to Schedule 13G on February 14, 2011 indicating that, as of December 31, 2010, FMR LLC has sole dispositive power over 4,335,200 shares. Fidelity Management & Research Company ("Fidelity"), a wholly owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 4,335,200 shares or 9.349% of the common stock of the Company as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The principal business address of Fidelity Low-Priced Stock Fund is 82 Devonshire Street, Boston, Massachusetts 02109.

Edward C. Johnson 3d, Chairman of FMR LLC, and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of 4,335,200 shares owned by the funds. Members of the family of Edward C. Johnson 3d are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees. The principal business address of FMR LLC is 82 Devonshire Street, Boston, Massachusetts 02109.

(3) Donald Smith & Co., Inc. as investment adviser to Donald Smith Long/Short Equities Fund, L.P. filed Schedule 13G on February 11, 2011 indicating that, as of December 31, 2010, Donald Smith & Co., Inc. may be deemed the beneficial owner of an aggregate of 3,815,573 shares. The principal business address of Donald Smith & Co., Inc. is 152 West 57th Street, New York, New York 10019.

(4) Greenlight Capital, L.L.C. ("Greenlight LLC"), Greenlight Capital, Inc. ("Greenlight Inc."), DME Management GP, LLC ("DME Management GP"), DME Advisors, LP ("DME Advisors"), DME Capital Management, LP ("DME CM"), DME Advisors GP, LLC ("DME GP" and together with Greenlight LLC, Greenlight Inc., DME Management GP, DME Advisors and DME CM, "Greenlight") and David Einhorn, the principal of Greenlight (collectively with Greenlight, the "Reporting Persons") together filed Amendment No. 2 to Schedule 13G on February 14, 2011 indicating that, as of December 31, 2010, (i) Greenlight LLC may be deemed the beneficial owner of an aggregate of 1,231,980 shares held for the accounts of Greenlight Capital, L.P. ("Greenlight Fund"), of which Greenlight LLC is the general partner and for which Greenlight Inc. acts as investment manager, and Greenlight Capital Qualified, L.P. ("Greenlight Qualified"), of which Greenlight LLC is the general partner and for which Greenlight Inc. acts as investment manager; (ii) Greenlight Inc. may be deemed the beneficial owner of an aggregate of 2,756,225 shares held for the accounts of Greenlight Fund, Greenlight Qualified and Greenlight Capital Offshore Partners ("Greenlight Offshore") for which Greenlight Inc. acts as investment manager; (iii) DME Management GP may be deemed the beneficial owner of 129,813 shares held for the account of Greenlight Capital (Gold), LP ("Greenlight Gold") of which DME Management GP is the general partner and for which DME CM acts as investment manager; (iv) DME Advisors may be deemed the beneficial owner of 457,327 shares held for the managed account for which DME Advisors acts as investment manager; (v) DME CM may be deemed the beneficial owner of 199,248 shares held for the accounts of Greenlight Gold and Greenlight Capital Offshore Master (Gold) Ltd. ("Greenlight Gold Offshore") for which DME CM acts as investment manager; (vi) DME GP may be deemed the beneficial owner of 656,575 shares held for the accounts of Greenlight Gold, Greenlight Gold Offshore and the managed account; and (vii) Mr. Einhorn may be deemed the beneficial owner of 3,412,800 shares. This number consists of: (A) an aggregate of 1,231,980 shares of Common Stock held for the accounts of Greenlight Fund and Greenlight Qualified, (B) 1,524,245 shares of Common Stock held for the account of Greenlight Offshore, (C) 129,813 shares of Common Stock held for the account of Greenlight Gold, (D) 69,435 shares of Common Stock held for the account of Greenlight Gold Offshore, and (E) 457,327 shares of Common Stock held for the managed account. The principal business address of each the Reporting Persons is 140 East 45th Street, 24th Floor, New York, New York 10017.

(5) Dimensional Fund Advisors LP ("Dimensional") filed Amendment No. 5 to Schedule 13G on February 11, 2011 indicating that, as of December 31, 2010, Dimensional has sole voting power over 3,326,568 shares and sole dispositive power over 3,387,396 shares. Dimensional is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts (such investment companies, trust and accounts, collectively referred to as the "Funds"). In certain cases, subsidiaries of Dimensional may act as advisers or sub-advisers to certain Funds. In its role as investment advisor, sub-adviser and/or manager, neither Dimensional or its subsidiaries possesses investment and/or voting and/or investment power over the shares held by the Funds. However, all shares reported in the Schedule 13G are owned by the Funds. Dimensional disclaims beneficial ownership of such shares. The principal business address of Dimensional is Palisades West, Building One, 6300 Bee Cave Road, Austin, Texas 78746.

(6) Rivermede Limited ("Rivermede") and Vallar LLP, as investment manager for Rivermede, filed Schedule 13G on January 31, 2011 indicating that, as of December 13, 2010, Rivermede and Vallar LLP have shared voting power and dispositive power over 2,800,00 shares. The principal business address of Rivermede Limited is 89 Nexus Way, Camana Bay, PO Box 1234, Grand Cayman, Cayman Islands KY1-9007. The principal business address of Vallar LLP is 27 St. James's Place, London, England SW1A 1NR.

(7) BlackRock, Inc. ("Blackrock") filed Schedule 13G on February 8, 2011 indicating that, as of December 31, 2010, BlackRock or certain of its subsidiaries may be deemed the beneficial owner of 2,589,157 shares. The principal business address of BlackRock is 40 East 52nd Street, New York, New York 10022.

(8) Includes 2,500,000 shares of common stock (the "TPG Stock") held by (i) TPG Midwest US V, LLC, a Delaware limited liability company ("TPG Midwest US"), whose sole managing member is TPG Advisors V, Inc., a Delaware corporation ("Advisors V"), and (ii) TPG Midwest International V, LLC, a Delaware limited liability company ("TPG Midwest International" and, together with TPG Midwest US, the "TPG Funds"), whose sole member is TPG GenPar V, L.P., a Delaware limited partnership, whose general partner is TPG GenPar V Advisors, LLC, a Delaware limited liability company, whose sole member is TPG Holdings I, L.P., a Delaware limited partnership, whose general partner is TPG Holdings I-A, LLC, a Delaware limited liability company, whose sole member is TPG Group Holdings (SBS), L.P., a Delaware limited partnership, whose general partner is TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation ("Group Advisors"). David Bonderman and James G. Coulter are directors, officers and sole shareholders of each of Advisors V and Group Advisors, and may therefore be deemed to beneficially own the TPG Stock. The address of each of Advisors V, Group Advisors and Messrs. Bonderman and Coulter is c/o TPG Capital, L.P., 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

Security Ownership of Management

The following table sets forth certain information regarding the beneficial ownership of our common stock as of April 21, 2011 of:

- each executive officer named in the summary compensation table;
- each of our directors; and
- all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse.

Name and Address[1]	Shares Beneficially Owned	Percentage Beneficially Owned [2]
Bryan K. Bedford[3]	1,451,132	3.0%
Robert H. Cooper[4]	435,000	0.9%
Wayne C. Heller[5]	582,076	1.2%
Douglas J. Lambert[6]	23,750	*
Lawrence J. Cohen[7]	23,750	*
Neal S. Cohen[8]	9,167	*
Mark L. Plaumann[9]	23,750	*
Richard P. Schifter[10]	9,583	*
David N. Siegel[11]	9,167	*
All directors and executive officers as a group (9 persons)[12]	2,567,375	5.3%

---

* Less than 1%.

(1) Unless otherwise indicated, the address of all persons is c/o Republic Airways Holdings Inc., 8909 Purdue Road, Suite 300, Indianapolis, Indiana 46268.

(2) For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares of common stock when such person or persons have the right to acquire them within 60 days after April 21, 2011. For purposes of computing the percentage of outstanding shares of common stock held by each person or group of persons named above, any shares which such person or persons have the right to acquire within 60 days after April 21, 2011 is deemed to be outstanding but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(3) Includes 1,123,291 shares subject to stock options and 149,167 unvested restricted shares as to which Mr. Bedford has voting power but not investment power.

(4) Consists of 435,000 shares subject to stock options. Mr. Cooper retired as the Company's Executive Vice President, Chief Financial Officer, Treasurer and Secretary effective as of April 1, 2011.

(5) Includes 492,998 shares subject to stock options and 21,578 restricted shares as to which Mr. Heller has voting power but not investment power.

(6) Consists of shares subject to stock options. The address of Mr. Lambert is c/o Alvarez & Marsal Inc., 101 East 52nd Street, 7th Floor, New York, New York 10022.

(7) Consists of shares subject to stock options. The address of Mr. Lawrence Cohen is c/o Pembroke Companies, Inc., 70 East 55th Street, 7th Floor, New York, New York 10022.

(8) Consists of shares subject to stock options. The address of Mr. Neal Cohen is 4970 Meadville Street, Greenwood, MN 55331.

(9) Consists of shares subject to stock options. The address of Mr. Plaumann is 340 Pemberwick Road, 1st Floor, Greenwich, CT 06831.

(10) Consists of shares subject to stock options. Mr. Schifter, who is one of our directors, is a partner of TPG Capital, which is an affiliate of the TPG Funds. Mr. Schifter has no voting or investment power over and disclaims beneficial ownership of the TPG Stock. The address of Mr. Schifter is c/o TPG Capital, L.P., 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

(11) Consists of shares subject to stock options. The address of Mr. Siegel is 301 Main Street #38G, San Francisco, CA, 94105-5032.

(12) Includes 2,150,456 shares subject to stock options and 170,745 restricted shares.

Code of Ethics

We have adopted a Code of Ethics within the meaning of Item 406(b) of SEC Regulation S-K. This Code of Ethics applies to our principal executive officer, principal financial officer and principal accounting officer. This Code of Ethics is publicly available on our website at *http://www.rjet.com*. If we make substantive amendments to this Code of Ethics or grant any waiver, including any implicit waiver, we will disclose the nature of such amendment or waiver on our website or in a report on Form 8-K within four days of such amendment or waiver.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee was formed in May 2004 and currently consists of David N. Siegel, Lawrence J. Cohen and Neal S. Cohen. They are independent directors, and none of them are present or past employees or officers of the Company or any of our subsidiaries. No member of the Compensation Committee has had any relationship with us requiring disclosure under Item 404 of Regulation S-K under the Securities Exchange Act of 1934, as amended.

PROPOSAL NO. 1 — ELECTION OF DIRECTORS

Seven directors (constituting the entire Board of Directors) are to be elected at the Annual Meeting. Unless otherwise specified, the enclosed proxy will be voted in favor of the persons named below (all of whom are currently directors of the Company) to serve until the 2012 Annual Meeting of Stockholders and until their respective successors shall have been duly elected and qualified. Our current Board of Directors consists of seven members, six of whom are "independent" within the meaning of Rule 5605(a)(2) of The NASDAQ Stock Market. The six consist of Messrs. Lawrence J. Cohen, Lambert, Schifter, Neal S. Cohen, Siegel and Plaumann. All of the nominees have been recommended by the Nominating Committee of the Board of Directors for election to our Board of Directors and all have consented to serve if elected. If any of these nominees becomes unavailable for any reason, or if a vacancy should occur before the election, the shares represented by your proxy will be voted for the person, if any, who is designated by the Board of Directors to replace the nominee or to fill the vacancy on the Board. All of the nominees listed below have consented to be named as such and have indicated their intent to serve if elected. The Board of Directors has no reason to believe that any of the nominees will be unable to serve or that any vacancy on the Board of Directors will occur.

Each of the Company's directors holds office until his or her successor is duly elected and qualified or until his or her resignation or removal, if earlier, as provided in our by-laws. No family relationship exists among any of the directors or executive officers.

Director Biographies

The nominees, their respective ages, the year in which each first became a director of the Company and their principal occupations or employment during the past five years are as follows:

Nominee	Age	Year First Became Director	Principal Occupation During the Past Five Years
Bryan K. Bedford	49	1999	Bryan K. Bedford joined us in July 1999 as our president and chief executive officer and a member of our board of directors and became chairman of the board in August 2001. From July 1995 through July 1999, Mr. Bedford was the president and chief executive officer and a director of Mesaba Holdings, Inc., a publicly owned regional airline. He has over 23 years of experience in the regional airline industry. He has received numerous awards and recognition as an outstanding chief executive in the aviation industry. In 2010, Mr. Bedford was asked to serve on the President's Future Aviation Advisory Committee. Mr. Bedford is a licensed pilot and a certified public accountant. Mr. Bedford also serves on the Board of Directors of the Regional Airline Association.
Lawrence J. Cohen	55	2002	Lawrence J. Cohen has been a director since June 2002. He is the owner and Chairman of Pembroke Companies, Inc., an investment and management firm that he founded in 1991. The firm makes investments in and provides strategic management services to real estate and specialty finance related companies. From 1989 to 1991, Mr. Cohen worked at Bear Stearns & Co. where he attained the position of Managing Director. From 1983 to 1989, Mr. Cohen served as first Vice President in the Real Estate Group of Integrated Resources, Inc. From 1980 to 1983, Mr. Cohen was an associate at the law firm of Proskauer Rose Goetz & Mendelsohn. Mr. Cohen is a member of the bar in both New York and Florida.

Nominee	Age	Year First Became Director	Principal Occupation During the Past Five Years
Douglas J. Lambert	53	2001	Douglas J. Lambert has been a director since August 2001. He is presently a Managing Director in the North American Restructuring Practice Group of Alvarez & Marsal, Inc. From 1994 to 2003, Mr. Lambert was a Senior Vice President of Wexford Capital LLC. From 1983 to 1994, Mr. Lambert held various financial positions with Integrated Resources, Inc.'s Equipment Leasing Group, including Treasurer and Chief Financial Officer. He was a certified public accountant.
Mark L. Plaumann	55	2002	Mark L. Plaumann has been a director since June 2002. He is presently a Managing Member of Greyhawke Capital Advisors LLC, which he co-founded in 1998. From 1995 to 1998, Mr. Plaumann was a Senior Vice President of Wexford Capital LLC. From 1990 to 1995, Mr. Plaumann was employed by Alvarez & Marsal, Inc. as a Managing Director. From 1985 to 1990, Mr. Plaumann worked for American Healthcare Management, Inc., where he attained the position of President. From 1974 to 1985, Mr. Plaumann worked in both the audit and consulting divisions of Ernst & Young, where he attained the position of Senior Manager. Mr. Plaumann was a certified public accountant and is certified as a Certified Management Accountant. Mr. Plaumann is the Chair of our Audit Committee, is an "audit committee financial expert" and is independent as defined under applicable SEC and NASDAQ rules.
Richard P. Schifter	58	2009	Richard P. Schifter has been a director since July 2009. He has been a partner at TPG Capital (formerly Texas Pacific Group) since 1994. Prior to joining TPG, Mr. Schifter was a partner at the law firm of Arnold & Porter in Washington, D.C., where he specialized in bankruptcy law and corporate restructuring and represented Air Partners in connection with the acquisition of Continental Airlines in 1993. Mr. Schifter joined Arnold & Porter in 1979 and was a partner from 1986 through 1994. Mr. Schifter also served on the Boards of Directors of Ryanair, PLC from 1996 through 2003, America West Holdings from 1994 to 2005, US Airways Group from 2005 to 2006, Midwest Airlines from 2007 to 2009, and LPL Investment Holdings since 2005.
Neal S. Cohen	50	2009	Neal S. Cohen has been a director since October 2009. He is president and chief operating officer of Laureate Education, Inc. Previously, Mr. Cohen was executive vice president for international strategy and chief executive officer for regional airlines at Northwest Airlines. In addition, Mr. Cohen had served as executive vice president and chief financial officer at Northwest Airlines. Prior to his tenure with Northwest Airlines, Mr. Cohen was executive vice president and chief financial officer for US Airways. Mr. Cohen has served as chief financial officer for various service and financial organizations as well as Sylvan Learning Systems, Inc., the predecessor company of Laureate Education, Inc.

Nominee	Age	Year First Became Director	Principal Occupation During the Past Five Years
David N. Siegel	49	2009	David N. Siegel has been a director since October 2009. He was Executive Chairman of XOJET, a private aviation company, in 2010, where he previously served as CEO, and continues to serve as a board member. Mr. Siegel has commercial aviation experience spanning more than two decades including serving as the president and chief executive officer of US Airways and in senior executive roles at Northwest Airlines and Continental Airlines. From June 2004 to September 2008, Mr. Siegel was chairman and chief executive officer of Gate Gourmet Group, Inc., the world's largest independent airline catering, hospitality and logistics company. Prior to Gate Gourmet Group, Mr. Siegel served as president, chief executive and member of the board of US Airways Group, Inc., and US Airways, Inc., the airline operating unit. Prior to joining US Airways, Mr. Siegel was chairman and chief executive officer of Avis Rent A Car System, Inc., a subsidiary of Cendant Corp. Mr. Siegel's extensive experience in the airline industry includes seven years at Continental Airlines in various senior management roles, including president of its Continental Express subsidiary.

Policy Regarding Director Attendance

The Company encourages members of its Board of Directors to attend annual stockholders meetings. Mr. Cooper attended the 2010 Annual Meeting of Stockholders.

CORPORATE GOVERNANCE

Director Independence

The Board of Directors is composed of a majority of directors who satisfy the criteria for independence within the meaning of Rule 5605(a)(2) of The NASDAQ Stock Market. In determining independence, the Board of Directors affirmatively determines, among other items, whether the directors have any relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Applying these independence standards, the Board of Directors has determined that Messrs. Lawrence J. Cohen, Lambert, Schifter, Neal S. Cohen, Siegel and Plaumann are all independent directors.

Committees of the Board of Directors

The Company has established a Compensation Committee, Audit Committee and Nominating Committee. Each member of the committees has been determined by the Board of Directors to be "independent" within the meaning of Rule 5605(a)(2) of The NASDAQ Stock Market and, in addition, each member of the Audit Committee is "independent" within the meaning of applicable rules and regulations of the SEC regarding the independence of audit committee members.

Compensation Committee. The Compensation Committee discharges the Board of Directors' responsibilities in respect of compensation of our executive officers who are subject to Section 16 of the Securities Exchange Act of 1934, including approving individual executive officer compensation; oversees our overall compensation and benefit philosophies; reviews and discusses with management the Compensation Discussion and Analysis for inclusion in our proxy statement or other applicable filings; based on such review and discussions, recommends to the Board of Directors whether the Compensation Discussion and Analysis should be included in our proxy statement or other filings; and produces the Compensation Committee Report required to be included in our proxy statement or other filings. The Compensation Committee consists of Mr. Siegel, Chair, and Messrs. Lawrence J. Cohen and Neal S. Cohen.

Audit Committee. The Audit Committee reviews our internal accounting procedures and considers and reports to the Board of Directors with respect to other auditing and accounting matters, including the selection of our independent auditors, the scope of annual audits, fees to be paid to our independent auditors and the performance of our independent auditors. Our Audit Committee consists of Messrs. Lawrence Cohen, Plaumann and Lambert, all of whom are independent within the meaning of the NASDAQ corporate governance and SEC rules. Our Board of Directors has determined that Mark Plaumann, the chairman of the Audit Committee, is an "audit committee financial expert."

Nominating Committee. The Nominating Committee is charged with assisting the Board of Directors in its selection of individuals as nominees for election to the Board at annual meetings of the Company's stockholders and filling any vacancies or newly created directorships on the Board of Directors. The Nominating Committee is currently composed of Messrs. Lambert, Chair, and Schifter.

The Nominating Committee does not set specific minimum qualifications that nominees must meet in order to be recommended to the Board of Directors, but rather believes that each nominee should be evaluated based on his or her individual merits, taking into account the needs of the Company and the composition of the Board of Directors.

The Nominating Committee considers director nominees recommended by stockholders and evaluates the qualifications of such nominees using the same selection criteria the committee uses to evaluate other potential nominees. Stockholders who wish to submit director nominees for consideration by the Nominating Committee for election at the 2012 Annual Meeting of Stockholders may do so by submitting the information to the Board of Directors as described in "About the Meeting — How are nominees for election to our Board of Directors selected" in this Proxy Statement.

The charters of the Audit Committee, Compensation Committee and Nominating Committee are available on the Company's website at *http://www.rjet.com/investorrelations.html.*

Executive Committee. Our Board of Directors has a standing Executive Committee which consists of Mr. Bedford, Mr. Schifter and Mr. Neal S. Cohen. The Executive Committee approves the Company's charitable contributions up to $500,000 per annum and the execution and delivery of documentation (including, but not limited to, guarantees) and the performance thereof related to the purchase, sale, assignment, lease or other financing of aircraft, aircraft engines, or related parts whose value does not exceed $35,000,000 individually or $440,000,000 in the aggregate for any given transaction.

2010 Board and Committee Meetings

The Board of Directors held a total of eight meetings in 2010. The Compensation Committee held a total of seven meetings in 2010. The Audit Committee held a total of five meetings in 2010. Acting by written consent, the Nominating Committee held one meeting in 2010. All of the directors attended at least 75% of the meetings of the Board of Directors and any committees on which they served during 2010.

Board Leadership Structure and Board of Directors

Mr. Bryan K. Bedford serves as both the Company's Chairman of the Board of Directors and President and Chief Executive Officer. The Board of Directors has appointed David N. Siegel, Chairman of the Company's Compensation Committee, to serve as Lead Independent Director. The Lead Independent Director, among other things, chairs executive sessions of the Independent Directors, serves as a spokesperson for the Independent Directors and serves as a liaison between the Company's other Independent Directors and the Company's management, auditors and counsel between Board meetings. The Board believes this structure allows all of the Independent Director to participate in the full range of the Board's responsibilities with respect to its oversight of the Company's management. The Board has determined that this leadership structure is appropriate given the size and complexity of the Company, the number of directors overseeing the Company and the Board of Directors' oversight responsibilities.

The specific experience, qualifications, attributes or skills that led to the conclusion that each Director should serve as a Director of the Company, in light of the Company's business and structure, are as follows:

Bryan K. Bedford joined us in July 1999 as our president and chief executive officer and a member of our board of directors and became chairman of the board in August 2001. From July 1995 through July 1999, Mr. Bedford was the president and chief executive officer and a director of Mesaba Holdings, Inc., a publicly owned regional airline. He has over 23 years of experience in the regional airline industry. He has received numerous awards and recognition as an outstanding chief executive in the aviation industry. In 2010, Mr. Bedford was asked to serve on the President's Future Aviation Advisory Committee. Mr. Bedford is a licensed pilot and a certified public accountant. Mr. Bedford also serves on the Board of Directors of the Regional Airline Association. Lawrence J. Cohen has been a director since June 2002. He is the owner and Chairman of Pembroke Companies, Inc., an investment and management firm that he founded in 1991. The firm makes investments in and provides strategic management services to real estate and specialty finance related companies. From 1989 to 1991, Mr. Cohen worked at Bear Stearns & Co. where he attained the position of Managing Director. From 1983 to 1989, Mr. Cohen served as first Vice President in the Real Estate Group of Integrated Resources, Inc. From 1980 to 1983, Mr. Cohen was an associate at the law firm of Proskauer Rose Goetz & Mendelsohn. Mr. Cohen is a member of the bar in both New York and Florida. Mr. Cohen provides expertise on financial and investment matters.

Douglas J. Lambert has been a director since August 2001. He is presently a Managing Director in the North American Restructuring Practice Group of Alvarez & Marsal, Inc. From 1994 to 2003, Mr. Lambert was a Senior Vice President of Wexford Capital LLC. From 1983 to 1994, Mr. Lambert held various financial positions with Integrated Resources, Inc.'s Equipment Leasing Group, including treasurer and chief financial officer. He was a certified public accountant. Mr. Lambert provides expertise on financial and investment matters.

Mark L. Plaumann has been a director since June 2002. He is presently a Managing Member of Greyhawke Capital Advisors LLC, which he co-founded in 1998. From 1995 to 1998, Mr. Plaumann was a Senior Vice President of Wexford Capital LLC. From 1990 to 1995, Mr. Plaumann was employed by Alvarez & Marsal, Inc. as a Managing Director. From 1985 to 1990, Mr. Plaumann worked for American Healthcare Management, Inc., where he attained the position of President. From 1974 to 1985, Mr. Plaumann worked in both the audit and consulting divisions of Ernst & Young, where he attained the position of Senior Manager. Mr. Plaumann was a certified public accountant and is certified as a Certified Management Accountant. Mr. Plaumann provides expertise on financial and investment matters.

Richard P. Schifter has been a director since July 2009. He has been a partner at TPG Capital (formerly Texas Pacific Group) since 1994. Prior to joining TPG, Mr. Schifter was a partner at the law firm of Arnold & Porter in Washington, D.C., where he specialized in bankruptcy law and corporate restructuring and represented Air Partners in connection with the acquisition of Continental Airlines in 1993. Mr. Schifter joined Arnold & Porter in 1979 and was a partner from 1986 through 1994. Mr. Schifter also served on the Boards of Directors of Ryanair, PLC from 1996 through 2003, America West Holdings from 1994 to 2005, US Airways Group from 2005 to 2006, Midwest Airlines from 2007 to 2009, and LPL Investment Holdings since 2005. Mr. Schifter provides expertise on the airline industry.

Neal S. Cohen has been a director since October 2009. He is president and chief operating officer of Laureate Education, Inc. Previously, Mr. Cohen was executive vice president for international strategy and chief executive officer for regional airlines at Northwest Airlines. In addition, Mr. Cohen had served as executive vice president and chief financial officer at Northwest Airlines. Prior to his tenure with Northwest Airlines, Mr. Cohen was executive vice president and chief financial officer for US Airways. Mr. Cohen has served as chief financial officer for various service and financial organizations as well as Sylvan Learning Systems, Inc., the predecessor company of Laureate Education, Inc. Mr. Cohen provides expertise on the airline industry and financial matters.

David N. Siegel has been a director since October 2009. He was Executive Chairman of XOJET, a private aviation company, in 2010, where he previously served as CEO, and continues to serve as a board member. Mr. Siegel has commercial aviation experience spanning more than two decades including serving as the president and chief executive officer of US Airways and in senior executive roles at Northwest Airlines and Continental Airlines. From June 2004 to September 2008, Mr. Siegel was chairman and chief executive officer of Gate Gourmet Group, Inc., the world's largest independent airline catering, hospitality and logistics company. Prior to Gate Gourmet Group, Mr. Siegel served as president, chief executive and member of the board of US Airways Group, Inc., and US Airways, Inc., the airline operating unit. Prior to joining US Airways, Mr. Siegel was chairman and chief executive officer of Avis Rent A Car System, Inc., a subsidiary of Cendant Corp. Mr. Siegel's extensive experience in the airline industry includes seven years at Continental Airlines in various senior management roles, including president of its Continental Express subsidiary. Mr. Siegel provides expertise on the airline industry.

The Board's Role in Risk Oversight

Consistent with its responsibility for oversight of the Company, the Board of Directors, among other things, oversees risk management of the Company's business affairs directly and through the committee structure that it has established.

The Board of Directors' role in the Company's risk oversight process includes regular reports from senior management on areas of material risk to the Company, including operational, financial, legal and regulatory, and strategic and reputational risks. The full Board of Directors (or the appropriate committee) receives these reports from management to identify and discuss such risks. The Board of Directors periodically reviews with management its strategies, techniques, policies and procedures designed to manage these risks. Under the overall supervision of the Board of Directors, management has implemented a variety of processes, procedures and controls to address these risks.

The Board of Directors requires management to report to the full Board of Directors on a variety of matters at regular meetings of the Board of Directors and on an as-needed basis, including the performance and operations of the Company and other matters relating to risk management. The Audit Committee also receives regular reports from the Company's independent registered public accounting firm on internal control and financial reporting matters. These reviews are conducted in conjunction with the Board of Directors' risk oversight function and enable the Board of Directors to review and assess any material risks facing the Company.

Non-Employee Director Compensation for Fiscal 2010

We pay each of our non-employee directors an annual fee of $25,000 for each fiscal year in which they serve as a director and an additional fee of $1,300 for every Board of Directors meeting they attend. Each non-employee director also receives an additional fee of $2,500 per year for serving on the Compensation Committee and $2,500 per year for serving on the Executive Committee (as well as an additional annual fee of $2,500 per year for serving as the chairman of the Executive Committee and $2,500 per year for serving as the chairman of the Compensation Committee). In addition, each non-employee director receives an additional fee of $5,000 per year for serving on the Audit Committee (as well as an additional annual fee of $10,000 per year for serving as the chairman of the Audit Committee and an additional fee of $1,300 for every Audit Committee meeting they attend). The Lead Independent Director receives an annual fee consisting of $25,000 in restricted stock.

Each non-employee director was automatically granted options to purchase 10,000 shares of our common stock. Each new non-employee director will automatically be granted options to purchase 10,000 shares of our common stock under our Amended and Restated 2007 Plan on the first trading day following his or her commencement of service as a non-employee director. In addition, each non-employee director will generally be granted an option to purchase 2,500 shares of common stock on the date of each annual meeting of stockholders at which he or she is re-elected as a non-employee director. A non-employee director is any member of our Board of Directors who is not employed by us, or is not a consultant to us or any of our subsidiaries and includes any director who serves as one of our officers but is not paid by us for this service. The exercise price per share covered by an option granted shall be equal to the fair market value of the common stock on the date of grant. Subject to remaining in continuous service with the Company through each applicable vesting date, a director's initial option grant will become exercisable as follows: with respect to 1/24 of the shares covered thereby on the first day of each month for the first 12 months commencing after the date of the grant, and with respect to 1/48 of the shares covered thereby on the first day of each successive month for the next 24 months. Each annual option grant shall, subject to the director remaining in continuous service with the Company through each applicable vesting date, become vested with respect to 1/12 of the shares covered thereby on the first day of each month for the first 12 months commencing after the date of the grant. Upon the cessation of a non-employee director's service, such individual will generally have 180 days to exercise all options that are exercisable on the termination date. If a director's service terminates by reason of his or her death or disability, his or her beneficiary will generally have 12 months to exercise any portion of a director option that is exercisable on the date of death. Except as otherwise provided herein, if not previously exercised, each option granted shall expire on the tenth anniversary of the date of grant. Upon a change in control, vesting of the options held by a non-employee director will accelerate and become fully vested.

The following table sets forth the type and amount of awards that were granted to the non-employee directors during the 2010 fiscal year under the Company's 2007 Equity Incentive Plan (the "2007 Plan").

Name	Stock Option Awards
Douglas J. Lambert	2,500
Lawrence J. Cohen	2,500
Mark L. Plaumann	2,500
Richard P. Schifter	2,500
David N. Siegel	2,500
Neal S. Cohen	2,500
All current non-employee directors	15,000

The following table relates to the compensation of our non-employee directors in 2010:

Name	Fees Earned or Paid in Cash ($) [1]	Option Awards ($) [2][3]	Total ($)
Lawrence J. Cohen	$50,700	$7,275	$57,975
Douglas J. Lambert	$45,600	$7,275	$52,875
Mark L. Plaumann	$55,600	$7,275	$62,875
Neal S. Cohen	$46,900	$24,730	$71,630
Richard P. Schifter	$40,500	$15,666	$56,166
David N. Siegel	$45,600	$24,730	$70,330

(1) Represents (a) the annual retainer of $25,000, (b) compensation for serving on the committees, (c) compensation for serving as the chairman of the committees, as applicable, and (d) compensation for attendance at Board and committee meetings.

(2) "Option Awards" represent the dollar amount recognized as an expense with respect to non-employee directors option awards on the Company's audited financial statements for 2010, disregarding, however, the estimate of forfeitures related to service-based vesting conditions included in such financial statements. Option expense is charged to earnings over the relevant period of vesting service. The fair value of each option award was estimated on the date of grant using a Black-Scholes option pricing model that used the following assumptions: expected volatility of 58% to 63%, expected term of four to five years, a risk free interest rate of 2.0% to 2.9% and a dividend yield of zero.

(3) The aggregate number of options granted to non-employee directors for 2010 was 15,000, and the aggregate number of options awards outstanding at the fiscal year end was 112,500.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act"), requires that the Company's executive officers and directors, and any person who beneficially owns more than ten percent of the Company's common stock, file initial reports of ownership and reports of changes in ownership with the SEC. Executive officers, directors, and greater than ten percent beneficial owners are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. Based upon a review of the copies of such forms furnished to the Company and written representations from the Company's executive officers, directors and owners of more than ten percent of the Company's common stock, we believe that during fiscal 2010 our executive officers, directors and greater than ten percent beneficial owners complied with all Section 16(a) filing requirements, except for Robert H. Cooper and Bryan K. Bedford, each of whom failed to timely file one report on Form 4 with respect to one transaction.

Vote Required

The seven nominees receiving the highest number of affirmative votes of the shares present in person or represented by proxy and entitled to vote for them shall be elected as directors. Only votes cast for a nominee will be counted, except that the accompanying proxy will be voted for all nominees in the absence of instructions to the contrary. Abstentions and instructions on the accompanying proxy card to withhold authority to vote for one or more nominees will not be counted as a vote for any such nominee.

THE BOARD OF DIRECTORS DEEMS PROPOSAL NO. 1 — ELECTION OF DIRECTORS TO BE IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS AND RECOMMENDS A VOTE "FOR" APPROVAL THEREOF.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Objectives

We and the Compensation Committee believe that executive compensation should be closely related to increased stockholder value. One of our strengths contributing to the Company's successes is a strong management team, many of whom have been with us for a number of years. The compensation program is designed to enable us to attract, retain and reward capable employees who can contribute to our continued success, principally by linking portions of compensation with the attainment of key business objectives. Performance-based compensation, equity participation and a strong alignment to stockholders' interests are key elements of our compensation philosophy. Accordingly, our executive compensation program is designed to provide competitive compensation, support our strategic business goals and reflect our performance. The compensation program reflects the following principles:

- Compensation should encourage increased stockholder value;
- Compensation programs should reflect and promote our values and reward individuals for outstanding contributions towards achieving specific business goals;
- Compensation programs should enable us to attract and retain highly qualified professionals; and
- All compensation policies and all compensation decisions are designed to reward employees, including the named executive officers, who have demonstrated the capacity to contribute to our financial and competitive performance, thereby furthering the main objective of our compensation program — increasing stockholder value.

Implementing Our Objectives

During 2010, in order to more closely correlate our named executive officers' compensation to their performance, the Compensation Committee, in establishing new employment agreements with Mr. Bedford and Mr. Heller, replaced minimum bonus guarantees with a structured annual incentive plan. The Compensation Committee also eliminated tax gross-up provisions from the new employment agreements. In addition, in order to enhance the Company's corporate governance practices, the Compensation Committee implemented stock ownership guidelines and approved the compensation of the lead independent director, a newly created position.

The Compensation Committee relies upon its judgment in making compensation decisions, after reviewing the performance of the Company and carefully evaluating an executive's individual performance during the year against established goals, leadership qualities, operational performance, business responsibilities, current compensation arrangements and potential to enhance stockholder value. Specific factors affecting compensation decisions for the named executives include:

- the nature, scope and level of the executive's responsibilities;
- our overall operational performance and profitability, measured by our end-of-year and year-to-year financial and operational data;
- our safety performance:
- the executive's individual performance (which, in the case of the named executives, primarily relates to their effectiveness in leading our initiatives to increase productivity, cash flow, income and revenue growth and the value we provide to our customers); and
- the compensation levels of executive officers at our peer group airlines.

Bryan K. Bedford and Wayne C. Heller have employment agreements with the Company which extend until December 31, 2013. These employment agreements provide for an annual base salary and a target annual incentive opportunity which is determined, in its sole discretion, by the Compensation Committee based upon certain performance measures which are determined by the Board in its discretion.

The financial data that we take into account in setting our executive officers' compensation includes our operating revenues, pre-tax profit, "pre-tax margin," net income and the "cost per available seat mile excluding fuel." "Pre-tax margin" is the profitability of the Company before taxes are paid. The "pre-tax margin" is calculated by dividing pre-tax earnings by revenues and then multiplying by 100. The result is expressed as a percentage. "Cost per available seat mile" is expressed in cents to operate each seat mile offered, and is determined by dividing our total operating and interest expenses less fuel expense by "available seat miles." "Available seat miles" is a measure of our airline flights' carrying capacity. It is equal to the number of seats available multiplied by the number of miles flown. "Cost per available seat mile" is frequently used to allow a cost comparison between different airlines.

The operational data that we take into account in setting our executive officers' compensation includes the number of aircraft at year end, the number of departures, the on-time departure and arrival performance, the flight completion factor, the number of "block hours," that is, hours from the departure gate to the arrival gate for our aircraft, and the number of additions to our fleet of aircraft.

The safety date we take into account includes results of third party audits. Safety evaluations are conducted by the Department of Defense, our major airline partners, the Federal Aviation Administration and the overall health of the companies' internal safety systems.

We attempt to achieve an appropriate mix between equity incentive awards and cash payments in order to meet our objectives. Our mix of compensation elements is designed to reward recent results and motivate long-term performance through a combination of cash and equity incentive awards. We also seek to balance compensation elements that are based on financial and operational measures as well as the performance of the Company's common stock. Our goal is to motivate our named executives to deliver superior performance and to retain their services with the Company on a cost-effective basis.

Role of the Compensation Committee and Management

Generally, our management provides the Compensation Committee with recommendations regarding the annual incentive compensation of all named executive officers and certain other employees in November of each year. The Compensation Committee believes that our management's insight to our business as well as their experience in the airline industry combine to provide a valuable resource to the Compensation Committee with respect to our executive compensation arrangements. Our management analyzes the overall operational performance, profitability and safety, using both financial and operational measures, to provide a basis for the executive compensation. Our management also reviews compensation levels of similarly situated peer companies. The Compensation Committee may request additional information and analysis and ultimately determines in its discretion whether to approve any recommended changes in compensation. These determinations are made by our Compensation Committee based on its own analysis and judgment and the recommendations of our management.

As part of its oversight of the Company's executive compensation program, the Compensation Committee considers the impact of the Company's executive compensation program, and the incentives created by the compensation awards that it administers, on the Company's risk profile. In addition, the Company reviews all of its compensation policies and procedures, including the incentives that they create and factors that may reduce the likelihood of excessive risk taking, to determine whether they present a significant risk to the Company. Based on this review, the Company has concluded that its compensation policies and procedures are not reasonably likely to have a material adverse effect on the Company.

Potential Impact on Compensation from Executive Misconduct

If the Board determines that an executive officer has engaged in fraudulent or intentional misconduct, the Board would take action to remedy the misconduct, prevent its recurrence, and impose such discipline on the wrongdoers as would be appropriate. Discipline would vary depending on the facts and circumstances, and may include, without limitation, (1) termination of employment, (2) initiating an action for breach of fiduciary duty, and (3) if the misconduct resulted in a significant restatement of the Company's financial results, seeking reimbursement of any portion of performance-based or incentive compensation paid or awarded to the executive that is greater than would have been paid or awarded if calculated based on the restated financial results. These remedies would be in addition to, and not in lieu of, any actions imposed by law enforcement agencies, regulators or other authorities.

Impact of Tax Treatments on Compensation

In general, Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), limits the annual tax deduction for public companies to $1 million for compensation paid to each of a company's named executive officers. Qualifying performance-based compensation is not subject to the deduction limit if the Code requirements are met. Compensation received from the exercise of stock options and the vesting of restricted stock granted prior to our 2011 annual meeting under our 2002 Equity Incentive Plan (the "2002 Plan") is not subject to the Section 162(m) deduction limit. Compensation paid under awards granted under the 2002 Plan after that date would not be exempt from the deduction limitation.

It is anticipated that compensation paid to our named executives under our Amended and Restated 2007 Plan will qualify for the performance-based compensation exemption from Section 162(m).

None of our named executive officers was paid cash compensation in excess of $1 million for 2010. While we intend to seek to take advantage of favorable tax treatment for executive compensation where appropriate, the primary drivers for determining the amount and form of executive compensation are the retention and motivation of superior executive talent rather than tax-based considerations.

Equity Grant Practices

Option grants are made by the Compensation Committee at the times needed to meet appropriate deadlines for compensation-related decisions. Our consistent practice is that the exercise price for every stock option is the closing price on The NASDAQ Global Select Market on the date of grant. The exercise price of options is not less than the fair market value of the shares on the date of grant.

Peer Benchmarking

Periodically, the Committee reviews and analyzes total direct compensation at the executive level. In analyzing the Named Executive Officers' compensation for 2010, the Committee reviewed the total direct compensation for executives with a peer group of air carriers consisting of Air Tran Holdings, Alaska Air Group, JetBlue Airways, Hawaiian Holdings, and SkyWest. In general, the Company's executive compensation program is designed to achieve total direct compensation at the 50th percentile of the peer group data for Named Executive Officers. The Committee also periodically reviews benchmarking information on annual incentives, equity-based incentives, benefits, and perquisites for a broader group of airline peers that includes the five core airline group plus AMR Corporation, Delta Air Lines, Southwest Airlines, United Continental Airlines, and US Airways Group.

Elements of Compensation

Our executive compensation is comprised of three principal components, namely base salary, an annual incentive opportunity and long-term equity-based incentives. The named executive officers each have a targeted level of annual incentive opportunity, expressed as a percentage of base salary, that may be earned based on the achievement of annual performance measures approved by the Compensation Committee at the beginning of each year. The amount of the annual incentive for any year may be more or less than the target amount, but not more than a certain percentage of the executive's salary for the year, and is determined by the Compensation Committee, in its sole discretion, based upon their assessment of actual performance against the goals that were set for the plan year. Long-term incentives generally consist of stock options and restricted shares granted to our senior management executives. In addition, we offer our executive officers severance arrangements and fringe benefits and perquisites, each of which is intended to serve the overall compensation philosophy.

Base Salary. We pay our named executive officers a base salary in order to remain competitive in the market. The Company's salary levels for Mr. Bedford and Mr. Heller were set under employment agreements entered into with each named executive in 2003, as amended in 2004, 2007 and 2010. The base salary levels are intended to be consistent with competitive pay practices and level of responsibility, with salary increases reflecting competitive trends, the overall financial performance and resources of the Company, the Company's operational performance, general economic conditions, as well as a number of factors relating to the particular individual, including the performance of the individual executive, level of experience, ability and knowledge of the job. On an annual basis, the Compensation Committee may decide to increase the salary of our named executives.

Annual Incentive. In order to provide incentives for annual performance, we believe that a substantial portion of each named executive's compensation should be in the form of a performance driven annual "at risk" incentive. Our employment agreements with the named executives provide for a target annual incentive opportunity. The amount of the actual annual incentive for any year may be more or less than the target amount, but not more than a certain percentage of the executive's salary for the year, and is determined, in its sole discretion, by the Compensation Committee based upon certain performance measures which are communicated to the executive in advance. For 2010, Mr. Bedford's target annual incentive opportunity was 100% of base salary with a maximum opportunity of 200%, and the target annual incentive opportunity for Mr. Cooper and Mr. Heller was 75% of base salary, with a maximum opportunity of 150%.

Annual incentives are intended to motivate and reward executives for achieving specific Company goals. The Compensation Committee aligns executive compensation with the achievement of the Company's strategic plan by establishing a target performance level for each financial and operational goal that is consistent with the annual strategic goals. Annual incentive goals are established at the beginning of each year and may include financial goals, such as operating revenues, pre-tax profit, "pre-tax margin," net income and the "cost per available seat mile" excluding fuel, and operational data, including the number of aircraft at year end, the number of departures, the on-time departure and arrival performance, the flight completion factor, the number of "block hours", which are hours from the departure gate to the arrival gate for our aircraft, and the number of additions to our fleet of aircraft. The actual annual incentives earned are determined at the end of each year based on the Compensation Committee's assessment of the actual performance levels achieved for each goal. For 2010, the annual incentive goals included Company profitability, on-time performance and key individual strategic goals for each executive officer.

Long-Term Incentive Awards. The Compensation Committee believes that our best interests will be advanced by enabling our named executive officers, who are responsible for our management, growth and success, to receive compensation in the form of long-term incentive awards which may increase in value in conjunction with an increase in the value of our common stock. By this approach, the best interests of stockholders, executives and employees will be closely aligned. We believe that these awards will provide our named executives with an incentive to remain in their positions with us.

Therefore, executives and other employees are eligible to receive stock options, giving them the right to purchase shares of our common stock at a specified price in the future, as well as restricted stock. The grant of equity awards is based in large part on a key employee's potential contribution to our growth and profitability, based on the Compensation Committee's discretionary evaluation.

Options are granted at the prevailing market value of our common stock on the date of grant and will only have value if our stock price increases. On the other hand, restricted stock gives the executives the opportunity to own our stock once the restriction on the restricted stock lapses. Restricted stock serves as a reward for past performance as well as an incentive towards future performance. Because we are focused on providing incentives to our executive officers for continued growth and on providing them with tax effective compensation, most of our incentive compensation grants have been in the form of stock options. Generally, grants of options and restricted stock vest over a period of time and executives must be employed by us for such options and restricted stock to vest.

The Company recognizes compensation expense for outstanding equity awards as well as future equity awards over the requisite period of service.

Because no further shares were available for future grants under the 2002 Plan, we adopted a new equity incentive plan at the 2007 Annual Meeting of Stockholders. Under the terms of the 2002 Plan and the 2007 Plan, awards may be made at such times and upon such vesting and other conditions as determined by the Compensation Committee, and may be made in the form of (a) stock options, including options intended to qualify as "incentive stock options" ("ISOs") within the meaning of Section 422 of the Code, and options which do not qualify as ISOs, (b) restricted shares of common stock, (c) restricted stock units, and (d) other equity-based awards related to shares of common stock, including stock appreciation rights and dividend equivalents.

Stock Ownership Guidelines

In 2010, the Company adopted stock ownership guidelines for executive officers. Under the guidelines, our Chief Executive Officer is expected to hold Company stock having a value of at least three times annual base salary and executive vice presidents are expected to hold Company stock having a value of at least one times annual base salary. The guidelines are expected to be reached within three years of implementation, or within three years for new or newly promoted executive vice presidents. Mr. Bedford and Mr. Heller currently meet the guidelines. Our independent directors are encouraged to hold Company stock having a value of at least three times the independent directors' annual retainer, to be reached within three years of implementation of the stock ownership guidelines, or within three years of election to the board for new directors.

Severance Arrangements. In connection with the employment agreements we entered into with each named executive officer, the Compensation Committee determined that the adoption of a severance plan structure would advance the objectives which the Compensation Committee has established for our executive compensation program by assisting us in recruiting and retaining top-level talent. In addition, the Compensation Committee believes that formalizing our severance practices benefits us by providing us with certainty in terms of our obligations to an eligible executive in the event that our relationship with any such executive is severed.

The selection of the measures used to determine the amounts payable upon the happening of certain events as well as the selection of the types of events which trigger severance payments, represent the determination by the Compensation Committee and our Board of Directors regarding the best position for us to be in should any such event occur in light of the objectives which have been established for our executive compensation program. The severance plan structure also benefits us by virtue of the confidential information, non-competition, non-solicitation provisions, which inure to our benefit in the event that an eligible executive severs employment with us. See "Termination of Employment and Change-in-Control Agreements" at page 31 below for a description of the severance and non-compete provisions of the employment agreements of our named executives.

Fringe Benefits and Perquisites. Our named executive officers are eligible to participate in 401(k), disability, medical and group insurance plans generally available to all our employees. The Company does not provide any special benefits or perks to any of its executives.

Determining Compensation for the Named Executives in 2010

In determining Mr. Bedford's and Mr. Heller's base salary for 2010, the Compensation Committee considered competitive trends, our overall financial performance and resources, our operational performance, general economic conditions, the compensation level of similarly situated executives at our peer companies, and a number of factors relating to the executive, including the performance of the executive level of his experience, ability and knowledge of the job.

The Compensation Committee considered the following operational and financial highlights in 2010: (i) The Fleet: The Company sold/returned four A318s, sold one E170, returned five leased Q400s, returned final seven CRJ-200 aircraft; signed agreements to lease a total of ten A319/320 in 2011; signed a purchase agreement for 40 C-Series aircraft; signed a purchase agreement for six firm and 18 conditional firm E190 aircraft; (ii) Commercial: The Company determined that its branded business would utilize the Frontier name; increased sales of bundled fares;

consolidated booking engines for Frontier/Midwest; and consolidated frequent flyer database for Frontier/Midwest; (iii) Operations/Administrative: The Company executed a lease buyout of the Midwest Campus; combined space at 20 common Frontier/Midwest airports, reducing airport rents; combined all back office functions (finance, human resources, information technology and administration) at the Indianapolis location; and converted all employees to a single HRIS platform (Ultipro); and (iv) Liquidity Initiatives: The Company financed spare engines for approximately $40M of additional liquidity; secured parts financing from Pratt Whitney for $25 million of additional liquidity; completed credit card agreement to release 5% of the holdback ($8 million-$10 million); completed a follow-on stock offering for approximately $102 million of additional liquidity. Overall the Company exceeded its targeted financial performance contained in its approved 2010 business plan and continued its long history of safe and reliable operations.

The Compensation Committee has determined that the Company's named executive officers merit higher compensation based upon their performance relative to similarly situated companies in our peer group.

Equity Grants in 2010

The Compensation Committee took into account the actual results for 2009 and 2010 in deciding upon the equity grants we provided to our named executive officers. Mr. Bedford and Mr. Heller were granted options upon the signing of their new employment agreements as discussed below.

Bryan K. Bedford

Cash Compensation. Mr. Bedford received total cash compensation for his services to us in 2010 in the amount of $450,000 which represents his annual base salary. Mr. Bedford elected to forgo his annual bonus of $450,000, representing 100% of his salary for 2010, for the benefit of the Company. The base salary paid to Mr. Bedford for 2010 constituted approximately 36% of the total compensation paid to Mr. Bedford as set forth in the "Total" column in the Summary Compensation Table.

Long-Term Incentive Awards. On November 2, 2010, the Compensation Committee granted to Mr. Bedford a stock option to purchase 60,000 shares of our common stock at a purchase price of $9.25 per share. These stock options become exercisable in equal annual installments over three years beginning on November 2, 2011. Also on November 2, 2010, the Compensation Committee granted to Mr. Bedford 120,000 shares of restricted stock at a par value $.001 per share. This restricted stock will vest in equal annual installments over three years beginning on November 2, 2011.

Employment Agreement. On November 2, 2010, Mr. Bedford's employment agreement was amended pursuant to which his base salary remains unchanged at $450,000. In addition to the base salary, Mr. Bedford will have an annual bonus opportunity target equal to 100% of his salary for the year. The amount of the annual bonus may be more or less than the target amount, but not more than 200% of Mr. Bedford's salary for the year, and will be determined, in its sole discretion, by the Compensation Committee based upon certain performance measures which shall be determined by the Board of Directors. The term of the employment agreement will automatically renew for successive one year periods unless either we or Mr. Bedford shall have given notice to terminate the employment agreement no later than 90 days prior to the end of the then current term of the employment agreement.

Robert H. Cooper

Cash Compensation. Mr. Cooper was awarded total cash compensation for his services to us in 2010 in the amount of $450,000. Of this sum, $225,000 represents Mr. Cooper's annual base salary for 2010 and $225,000 represents an amount paid to Mr. Cooper as a cash bonus. The base salary and cash bonus paid to Mr. Cooper for 2010 constituted approximately 23% and 23%, respectively, of the total compensation paid to Mr. Cooper as set forth in the "Total" column in the Summary Compensation Table.

Long-Term Incentive Awards. Mr. Cooper was not granted long-term incentive awards during the year ended December 31, 2010.

Employment Transition and Separation Agreement. On November 2, 2010, the Company announced Mr. Cooper's retirement effective April 1, 2011. In connection with Mr. Cooper's retirement, the Company and Mr. Cooper entered into an Employment Transition and Separation Agreement. Upon termination of Mr. Cooper's services, the Company provides Mr. Cooper with severance benefits including a salary at the rate of $225,000 per year and travel benefits until December 31, 2013. In addition, the Company will reimburse Mr. Cooper $2,500 per month for medical insurance for 33 months following an 18-month COBRA period. In exchange, Mr. Cooper has executed customary releases of claims he may have against the Company and agree not to directly or indirectly solicit the Company's employees for a 12-month period, not to disclose the Company's confidential information and trade secrets, and not to compete with the Company or its affiliates.

Wayne C. Heller

Cash Compensation. Mr. Heller was awarded total cash compensation for his services to us in 2010 in the amount of $486,540. Of this sum, $236,540 represents Mr. Heller's annual base salary for 2010 and $250,000 represents an amount paid to Mr. Heller as a cash bonus. The base salary and cash bonus paid to Mr. Heller for 2010 constituted approximately 24% and 20%, respectively, of the total compensation paid to Mr. Heller as set forth in the "Total" column in the Summary Compensation Table.

Long-Term Incentive Awards. On November 2, 2010, the Compensation Committee granted to Mr. Heller a stock option to purchase 80,000 shares of our common stock at a purchase price of $9.25 per share. These stock options become exercisable in equal annual installments over three years beginning on November 2, 2011. Also on November 2, 2010, the Compensation Committee granted to Mr. Heller 40,000 shares of restricted stock at a par value $.001 per share. This restricted stock will vest in equal annual installments over three years beginning on November 2, 2011.

Employment Agreement. On November 2, 2010, Mr. Heller's employment agreement was amended pursuant to which his base salary increased from $225,000 to $300,000. In addition to the base salary, Mr. Heller will have an annual bonus opportunity target equal to 75% of his salary for the year. The amount of the annual bonus may be more or less than the target amount, but not more than 150% of Mr. Heller's salary for the year, and will be determined, in its sole discretion, by the Compensation Committee based upon certain performance measures which shall be determined by the Board of Directors. The term of the employment agreement will automatically renew for successive one year periods unless either we or Mr. Heller shall have given notice to terminate the employment agreement no later than 90 days prior to the end of the then current term of the employment agreement.

New Named Executive Officers in 2011

In April 2011, the Company entered into employment agreements with Timothy P. Dooley, Senior Vice President, Chief Financial Officer, Secretary and Treasurer, and Lars-Erik Arnell, Senior Vice President, Corporate Development.

Timothy P. Dooley

Employment Agreement. On April 12, 2011, the Company and Mr. Dooley entered into an employment agreement. Pursuant to the employment agreement, the term of Mr. Dooley's employment with the Company shall continue until December 31, 2013. However, the Company may terminate the agreement upon giving 30 days notice. Pursuant to the employment agreement, Mr. Dooley's base salary is $250,000. In addition to the base salary, Mr. Dooley will have an annual bonus opportunity target equal to 65% of his salary for the year. The amount of the annual bonus may be more or less than the target amount, but not more than 125% of Mr. Dooley's salary for the year, and will be determined, in its sole discretion, by the Compensation Committee based upon certain performance measures which shall be determined by the Board of Directors. The term of the employment agreement will automatically renew for successive one year periods unless either we or Mr. Dooley shall have given notice to terminate the employment agreement no later than 90 days prior to the end of the then current term of the employment agreement.

The employment agreement provides for severance compensation of two times base salary and two times bonus paid to Mr. Dooley for the Company's last calendar year upon the occurrence of certain events, including a change in control of the Company, death or disability, or termination by Mr. Dooley for good reason. Upon failure to renew the agreement, the employment agreement provides for a payment of one times base salary and one times Mr. Dooley's target bonus then in effect.

In connection with the employment agreement, the Company granted to Mr. Dooley options to purchase 40,000 shares of the Company's common stock at an exercise price per share equal to $5.77, the closing price of the Company's common stock on The NASDAQ Global Select Market on April 12, 2011, the grant date. One-third of these stock options vest on each of December 31, 2011, December 31, 2012 and December 31, 2013.

The Company also granted to Mr. Dooley 20,000 shares of restricted stock at a price per share equal to the par value thereof, which shall vest on each of December 31, 2011, December 31, 2012 and December 31, 2013.

Lars-Erik Arnell

Employment Agreement. On April 12, 2011, the Company and Mr. Arnell entered into an employment agreement. Pursuant to the employment agreement, the term of Mr. Arnell's employment with the Company shall continue until December 31, 2013. However, the Company may terminate the agreement upon giving 30 days notice. Pursuant to the employment agreement, Mr. Arnell's base salary is $225,000. In addition to the base salary, Mr. Arnell will have an annual bonus opportunity target equal to 65% of his salary for the year. The amount of the annual bonus may be more or less than the target amount, but not more than 125% of Mr. Arnell's salary for the year, and will be determined, in its sole discretion, by the Compensation Committee based upon certain performance measures which shall be determined by the Board of Directors. The term of the employment agreement will automatically renew for successive one year periods unless either we or Mr. Arnell shall have given notice to terminate the employment agreement no later than 90 days prior to the end of the then current term of the employment agreement.

The employment agreement provides for severance compensation of two times base salary and two times bonus paid to Mr. Arnell for the Company's last calendar year upon the occurrence of certain events, including a change in control of the Company, death or disability, or termination by Mr. Arnell for good reason. Upon failure to renew the agreement, the employment agreement provides for a payment of one times base salary and one times Mr. Arnell's target bonus then in effect.

In connection with the employment agreement, the Company granted to Mr. Arnell 20,000 shares of restricted stock at a price per share equal to the par value thereof, which shall vest on each of December 31, 2011, December 31, 2012 and December 31, 2013.

Future Periods

The foregoing discussion describes the compensation objectives and policies which we utilized with respect to our named executive officers during 2010 and 2011 to date. In the future, as the Compensation Committee continues to review each element of the executive compensation program with respect to our named executive officers, the objectives of our executive compensation program, as well as the methods which the Compensation Committee utilizes to determine both the types and amounts of compensation to award to our named executive officers, may change.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis (the "CD&A") for the year ended December 31, 2010. In reliance on the reviews and discussions with management, the Compensation Committee recommended to the Board of Directors, and the Board has approved, that the CD&A be included in the proxy statement for the year ended December 31, 2010 for filing with the SEC.

By the Compensation Committee of the Board of Directors:
David N. Siegel, Chair
Neal S. Cohen
Lawrence J. Cohen

SUMMARY COMPENSATION TABLE FOR FISCAL YEAR 2010

Name and Principal Position	Year	Salary ($) [1]	Bonus ($) [1]	Stock Awards ($) [2]	Option Awards ($) [2]	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation ($) [3]	Total ($)
Bryan K. Bedford President and Chief Executive Officer	2010	$450,000	—	$296,312	$478,017	—	—	$9,692	$1,234,021
	2009	$450,000	—	$222,234	$672,141	—	—	$9,692	$1,354,066
	2008	$450,000	$620,000	$144,031	$823,344	—	—	$9,000	$2,046,375
Robert H. Cooper[4] Executive Vice President, Chief Financial Officer, Treasurer and Secretary	2010	$225,000	$225,000	$211,651	$330,049	—	—	$8,308	$1,000,008
	2009	$225,000	$237,500	$158,738	$570,976	—	—	$8,308	$1,200,523
	2008	$225,000	$475,000	$77,727	$647,440	—	—	$7,961	$1,433,128
Wayne C. Heller Executive Vice President and Chief Operating Officer	2010	$236,540	$250,000	$211,651	$330,049	—	—	$9,231	$1,037,471
	2009	$225,000	$237,500	$158,738	$570,976	—	—	$9,284	$1,201,499
	2008	$225,000	$475,000	$77,727	$647,440	—	—	$8,654	$1,433,821

(1) All of the salaries and bonuses for the named executives in 2010, 2009 and 2008 were paid in cash.

(2) "Option Awards" and "Stock Awards" represent the dollar amount recognized as an expense with respect to stock and option awards on the Company's audited financial statements for the 2010 fiscal year disregarding, however, the estimate of forfeitures related to service-based vesting conditions included in such financial. No amounts of stock or option awards were forfeited by the named executives in 2010. Expense is charged to earnings over the relevant period of vesting service and relates to the awards granted to the named executive officers in December 2004, February 2007, December 2008 and November 2010. The fair value of each award was estimated on the date of grant using a Black-Scholes option pricing model that used the following assumptions: expected volatility from 32% and 63%, expected term from two to four years and risk free interest rates from 1.2% to 4.9%.

(3) "All Other Compensation" reflects compensation paid by us to our named execute officers as 401(k) matching contributions.

(4) Mr. Cooper retired as the Company's Executive Vice President, Chief Financial Officer, Treasurer and Secretary effective as of April 1, 2011.

GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards
Bryan K. Bedford	11/2/2010	120,000	60,000	$ 9.25	$ 1,370,486
Robert H. Cooper[(1)]	—	—	—	$ —	$ —
Wayne C. Heller	11/2/2010	40,000	80,000	$ 9.25	$ 717,430

(1) Mr. Cooper retired as the Company's Executive Vice President, Chief Financial Officer, Treasurer and Secretary effective as of April 1, 2011.

Fiscal Year 2010 Equity Awards

The stock option awards disclosed in the Grants of Plan-Based Awards Table were granted under the 2002 Plan and were granted with an exercise price per share equal to the fair market value of our common stock on the date of the grant. The restricted stock awards disclosed in the Grants of Plan-Based Awards Table were granted under the 2002 Plan and were granted with a purchase price per share equal to the par value of the share.

The stock options granted on November 2, 2010 become exercisable in equal annual installments over three years beginning on November 2, 2011.

The restricted shares granted on November 2, 2010 vest in equal annual installments over three years beginning on November 2, 2011, subject to continued employment.

OUTSTANDING EQUITY AWARDS AT 2010 FISCAL YEAR-END

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock That Have Not Vested (#)	Market Value of Shares That Have Not Vested ($)
Bryan K. Bedford	476,625	—	$ 13.00	12/27/2014	—	—
	220,000	—	$ 18.59	2/20/2017	—	—
	200,000	—	$ 19.12	9/4/2017	—	—
	141,333	70,667	$ 12.70	12/6/2018	29,165	$ 213,779
	50,000	150,000	$ 4.10	6/22/2019	—	—
	—	60,000[(1)]	$ 9.25	10/30/2020	120,000	$ 879,600
Robert H. Cooper	110,000	—	$ 18.59	2/20/2017	—	—
	200,000	—	$ 19.12	9/4/2017	—	—
	100,000	50,000	$ 12.70	12/6/2018	20,832	$ 152,699
	—	93,750	$ 4.10	6/22/2019	—	—
Wayne C. Heller	26,748	—	$ 13.00	12/27/2014	—	—
	110,000	—	$ 18.59	2/20/2017	—	—
	200,000	—	$ 19.12	9/4/2017	—	—
	50,000	100,000	$ 12.70	12/6/2018	20,832	$ 152,699
	31,250	93,750	$ 4.10	6/22/2009	—	—
	—	80,000[(2)]	$ 9.25	10/30/2020	40,000	$ 293,200

(1) On November 2, 2010, a stock option to purchase 60,000 shares of our common stock was granted to Mr. Bedford, which becomes vested and exercisable in equal annual amounts over three years beginning November 2, 2011.

(2) On November 2, 2010, a stock option to purchase 80,000 shares of our common stock was granted to Mr. Heller, which becomes vested and exercisable in equal annual amounts over three years beginning November 2, 2011.

OPTION EXERCISES AND STOCK VESTED IN FISCAL 2010

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Bryan K. Bedford	—	—	23,332	$161,049(1)
Robert H. Cooper	31,250	$153,125(3)	16,664	$115,023(2)
Wayne C. Heller	—	—	16,664	$115,023(2)

(1) 5,833 restricted shares vested on January 1, April 1, July 1, and October 1, 2010 at a purchase price of $0.001 and average market price of $7.45, $5.93, $6.03 and $8.20, respectively.

(2) 4,166 restricted shares vested on January 1, April 1, July 1, and October 1, 2010 at a purchase price of $0.001 and average market price of $7.45, $5.93, $6.03 and $8.20, respectively.

(3) Mr. Cooper exercised 6,250 and 25,000 stock options on October 21 and 22, 2010, with an exercise price of $4.10 and a market price of $9.00.

TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

The Compensation Committee and our Board determined that it was in our best interests to provide severance arrangements to our named executives, based on such individual's position with us. Accordingly, the employment agreements entered into by the named executives have terms and conditions intended to provide certain payments and benefits upon an involuntary termination of the named executive's employment or the occurrence of certain other circumstances that may affect the named executive, including the executive's termination of employment following a change in control of the Company. The Company may terminate the employment agreement by providing Mr. Bedford, Mr. Heller, Mr. Dooley or Mr. Arnell with 30 days prior written notice of termination. Mr. Bedford may terminate the employment agreement by providing the Company with 180 days prior written notice of termination, which notice may not be given prior to June 30, 2011. Mr. Heller may terminate the employment agreement by providing the Company with 180 days prior written notice of termination (90 days prior written notice if Mr. Bedford is not then serving as the Company's Chief Executive Officer), which notice in either case may not be given prior to June 30, 2011. Mr. Cooper's employment agreement terminated effective April 1, 2011.

Severance Compensation

See "Executive Compensation – Robert H. Cooper" for a description of Mr. Cooper's severance benefits.

Termination Upon Death, or by the Company for Disability or Without Cause

In the event of Mr. Bedford, Mr. Heller, Mr. Dooley or Mr. Arnell's death or in the event the we terminate the executive's employment agreement as a result of his inability, with reasonable accommodation, to perform the essential functions of his position, by reason of physical or mental incapacity, for a total period of 90 days in any 360-day period or other than for cause, we shall pay to Mr. Bedford, Mr. Heller, Mr. Dooley or Mr. Arnell or his estate as the case may be as severance compensation two times his base salary as then in effect plus two times his bonus paid for our last calendar year. The severance compensation shall be paid in a lump sum by the end of the following month following termination of the employment agreement, provided that we receive a release within 30 days following termination of the employment agreement signed by Mr. Bedford, Mr. Heller, Mr. Dooley or Mr. Arnell that is no longer revocable. We may satisfy our obligations to provide severance compensation by purchasing and maintaining one or more insurance policies payable to Mr. Bedford, Mr. Heller, Mr. Dooley or Mr. Arnell or his designees or to us (with further payment to Mr. Bedford, Mr. Heller, Mr. Dooley or Mr. Arnell or such designees) upon the executive's death or as a result of his disability.

Occurrence of a Change in Control

In the event of a change of control (provided that after such change of control, Mr. Bedford, Mr. Heller, Mr. Dooley or Mr. Arnell's employment is terminated by us without cause or by the executive for good reason), we shall pay as severance compensation two times his base salary as then in effect plus two times his bonus paid for our last calendar year. The severance compensation shall be paid in a lump sum by the end of the following month following a qualifying event.

Termination by the Company for Cause

Mr. Bedford, Mr. Heller, Mr. Dooley and Mr. Arnell's employment agreements may be terminated by the Company in the event that cause for such termination exists. If the employment agreement is terminated by the Company for cause, the executive shall not be entitled to any severance compensation or other compensation of any kind following the effective date of such termination.

Termination by the Company other than for Cause

If we terminate Mr. Bedford, Mr. Heller, Mr. Dooley or Mr. Arnell's employment agreement or his employment other than for cause, we shall pay the executive severance compensation as described above. If we terminate Mr. Bedford, Mr. Heller, Mr. Dooley or Mr. Arnell's employment agreement other than for cause, options granted to the executive to purchase shares of our common stock and restricted shares covering shares of our common stock shall immediately become fully vested and exercisable in accordance with the agreements evidencing such awards.

Termination by Executive for Good Reason

If Mr. Bedford, Mr. Heller, Mr. Dooley or Mr. Arnell terminates his employment agreement for good reason, we shall pay as severance compensation two times the executive's base salary as then in effect plus two times his bonus paid for our last calendar year. The severance compensation shall be paid in a lump sum within ten (10) days following termination.

Termination by Executive other than for Good Reason

If Mr. Bedford, Mr. Heller, Mr. Dooley or Mr. Arnell terminates his employment agreement other than for good reason, we shall pay to the executive his base salary through December 31, 2013.

Failure to Renew

If we, Mr. Bedford, Mr. Heller, Mr. Dooley or Mr. Arnell gives notice to terminate the employment agreement at the end of the stated term, we shall pay one times the executive's base salary as in effect at the end of the term plus one times his target bonus as in effect at the end of the term. Such payment shall be made in a lump sum within ten (10) days following the end of the stated term of the employment agreement, provided that we receive a release within 30 days following termination of the employment agreement signed by Mr. Bedford, Mr. Heller, Mr. Dooley or Mr. Arnell. In addition, upon delivery of such release, all remaining unvested shares of restricted stock granted to Mr. Bedford, Mr. Heller, Mr. Dooley or Mr. Arnell shall immediately vest.

Continuation of Medical and Travel Benefits

If we terminate Mr. Bedford or Mr. Heller's employment for any reason other than for cause at any time or if Mr. Bedford or Mr. Heller's employment terminates for any reason on or after December 31, 2013, then in either such event we will pay Mr. Bedford or Mr. Heller $2,500.00 each month for his lifetime, subject to an annual upward inflation adjustment, for the cost of health insurance from a source other than the Company for himself, his spouse and his eligible dependents, provided that Mr. Bedford or Mr. Heller presents evidence of such insurance to the Company. The Company will begin the monthly payments to Mr. Bedford or Mr. Heller 30 days after the termination of his employment and thereafter on the 15th day of each subsequent month during his lifetime.

If we terminate Mr. Bedford or Mr. Heller's employment for any reason other than for cause at any time or if Mr. Bedford or Mr. Heller's employment terminates for any reason on or after December 31, 2013, then in either such event during each year of Mr. Bedford or Mr. Heller's lifetime, we will provide Mr. Bedford or Mr. Heller with a Universal Air Travel Plan, Inc. (UATP) card in the amount of $20,000 (in the case of Mr. Bedford) or $15,000 (in the case of Mr. Heller) annually that the named executive, his spouse and his dependents can use for travel. Mr. Bedford or Mr. Heller will be responsible for any applicable taxes associated with such benefit. We will provide the UATP card within 30 days of the termination of Mr. Bedford or Mr. Heller's employment and thereafter each year on the anniversary of such date during the lifetime of the named executive.

General Terms

Termination For Cause. We may immediately terminate Mr. Bedford, Mr. Heller, Mr. Dooley or Mr. Arnell's employment for cause if he has (i) willfully or materially refused to perform a material part of his duties, (ii) materially breached his obligations in relation to confidential information, non-competition or non-solicitation, (iii) acted fraudulently or dishonestly to us, (iv) committed larceny, embezzlement, conversion or any other act involving the misappropriation of our funds or assets, or (v) been indicted or convicted of any felony or other crime involving an act of moral turpitude.

Termination For Good Reason. Mr. Bedford, Mr. Heller, Mr. Dooley or Mr. Arnell may terminate his employment for good reason upon 20 business days prior written notice to us, provided that we have the right to cure such cause within the 20 business day period. Good reason means that (a) we have materially diminished the duties and responsibilities of the executive with respect to the Company, (b) we have relocated our principal offices more than 25 miles from Indianapolis to another location without the consent of the executive or (c) we have materially breached the terms of the employment agreement.

Non-Competition. Each of Mr. Bedford, Mr. Heller, Mr. Dooley and Mr. Arnell has agreed that without the prior written consent of our Board of Directors during the term of the employment agreement and for a period of 12 months following the termination of the employment, he will not participate as an advisor, partner, joint venturer, investor, lender, consultant or in any other capacity in any business transaction (i) with respect to which he had a material personal involvement during the last 12 months of his employment or (ii) that could reasonably be expected to compete with our business or operations or proposed or contemplated business or transactions that are known by the executive as of the date of such termination and contemplated by us to proceed during the 12-month period following such termination.

Non-Solicitation. Each of Mr. Bedford, Mr. Heller, Mr. Dooley and Mr. Arnell has agreed that during the term of the employment agreement and for a period of 12 months following the termination of the employment, he will not, without our prior written consent, directly or indirectly, employ or retain, or have or cause any other person or entity or retain, any person who was employed by us while the executive was employed by us.

Confidentiality. Each of Mr. Bedford, Mr. Heller, Mr. Dooley and Mr. Arnell has agreed that he will not disclose any confidential information or trade secrets concerning the Company and its affiliates, their personnel or operations other than in the ordinary course of business or in any way use such information in any manner which could adversely affect the business of the Company and its affiliates.

Effect on Stock Options and Restricted Stock. Stock options and restricted stock of Mr. Bedford, Mr. Heller, Mr. Dooley and Mr. Arnell will become fully vested on a change in control of the Company or in the event the executive's employment is terminated other than for "cause" as defined in the executive's employment agreement. For this purpose, a change in control of the Company means any of the following:

there occurs any consolidation or merger in which the Company is not the continuing or surviving entity or pursuant to which shares of the Company's common stock would be converted into cash, securities or other property, subject to certain exceptions; or any sale, lease, exchange or other transfer of all or substantially all the Company's assets;

the Company's stockholders approve any plan or proposal for the liquidation or dissolution of the Company;

any person (as such term is used in Sections 13(d) and 14(d)(2) of the Exchange Act) becomes the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of forty percent (40%) or more of the common stock other than pursuant to a plan or arrangement entered into by such person and the Company; or

during any period of two (2) consecutive years, individuals who at the beginning of such period constitute the entire Board of Directors cease for any reason to constitute a majority of the Board unless the election or nomination for election by the Company's stockholders of each new director was approved by a vote of at least two-thirds of the directors then still in office.

If Mr. Bedford, Mr. Heller, Mr. Dooley or Mr. Arnell's employment is terminated due to his death, disability or retirement, then any portion of an option that is exercisable on the date of termination will remain exercisable by the executive officer during the one-year period following the date of termination. In the event of a termination due to disability or if the executive officer dies during such one-year period, then the deceased officer's beneficiary may exercise the option, to the extent exercisable by the deceased executive officer immediately prior to his death, for a period of one year following the date of death.

If Mr. Bedford, Mr. Heller, Mr. Dooley or Mr. Arnell's employment is terminated by us for cause, then any stock option held by the executive officer will immediately terminate and cease to be exercisable.

If Mr. Bedford, Mr. Heller, Mr. Dooley or Mr. Arnell's employment terminates for any other reason other than those described above or for no reason, then any portion of a stock option that is exercisable on the date of termination will remain exercisable by the named executive during the 180-day period following the date of termination.

Estimated Payouts on Termination of Employment. The following table discloses the estimated payments and benefits that would be provided to each of Messrs. Bedford, Cooper and Heller applying the assumptions that each of the triggering events described in their respective employment agreements took place on December 31, 2010 and their last day of employment was December 31, 2010. Because Messrs. Dooley and Arnell entered into employment agreements in April 2011, the estimated payments and benefits that would be provided to them are not included herein.

These amounts are in addition to benefits payable generally to salaried employees of the Company, such as distributions under the Company's 401(k) plan, disability benefits and accrued vacation pay. The amounts in the table with respect to stock options and restricted stock reflect the intrinsic value (that is, the value based on the Company's stock price, and in the case of options minus the exercise price) of the equity awards that would become exercisable or vested upon the occurrence of the various types of terminations set forth below.

Due to a number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be different. Factors that could affect these amounts include the timing during the year of any such event, the Company's stock price and the executive's age.

Termination by Us Without Cause or Termination by Executive for Cause

	Severance Payment	Acceleration of Exercisability of Options [1]	Acceleration of Vesting of Restricted Shares [1]	Value of Medical Benefits [2]	Total
Bryan K. Bedford	$900,000	$484,500	$1,093,379	$10,900	$2,488,779
Robert H. Cooper[3]	$900,000	$302,813	$152,699	$10,900	$1,366,411
Wayne C. Heller	$973,080	$302,813	$445,899	$10,900	$1,632,691

(1) Stock options and restricted shares generally would vest upon a termination by us of the executive without cause and upon a change in control. Based on the excess of the closing sale price of our common stock on December 31, 2010 over the exercise price for each accelerated option and restricted share. See the Outstanding Equity Awards at December 31, 2010 Table for additional information as of December 31, 2010.

(2) Value represents estimated one year of medical benefits. The total benefit is undeterminable, since the amended employment agreements for Messrs. Bedford, Cooper and Heller provide for continuation of medical benefits upon the occurrence of certain termination events.

(3) Mr. Cooper retired as the Company's Executive Vice President, Chief Financial Officer, Treasurer and Secretary effective as of April 1, 2011.

PROPOSAL NO. 2 — ADVISORY VOTE ON NAMED EXECUTIVE OFFICER COMPENSATION

Pursuant to rules of the Securities and Exchange Commission, we are asking you to approve, on an advisory (non-binding) basis, the compensation paid to our named executive officers as disclosed in the Compensation Discussion and Analysis above, the compensation tables above, and any related narrative discussion contained in this Proxy Statement. This proposal, commonly known as a "say-on-pay" proposal, gives stockholders the opportunity to express their views on the compensation paid to our named executive officers. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this Proxy Statement. Accordingly, we are asking the stockholders to vote "FOR" the following resolution at the Annual Meeting:

> "RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation paid to the Company's named executive officers, as disclosed in the Company's proxy statement for the 2011 Annual Meeting of Stockholders, pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion contained in this Proxy Statement."

Vote Required

The affirmative vote of the holders of a majority of the total voting power of the Company's common stock present in person or represented by proxy and entitled to vote at the annual meeting is required for the approval of this proposal.

If you are a stockholder of record and you do not sign and return your Proxy card or vote by telephone or internet, your shares will not be voted at the Annual Meeting. Under the New York Stock Exchange rules, this proposal is not a routine matter and broker non-votes may occur with respect to this proposal. If your shares are held in street name and you do not issue instructions to your broker, your broker or nominee may not vote your shares on these matters without receiving instructions.

Broker non-votes with respect to this matter will be treated as neither a vote "for" nor a vote "against" the matter, although they will be counted in determining the number of votes required to attain a majority of the shares present or represented at the meeting and entitled to vote. An abstention from voting by a stockholder present in person or by proxy at the meeting has the same legal effect as a vote "against" the matter because it represents a share present or represented at the meeting and entitled to vote, thereby increasing the number of affirmative votes required to approve this proposal.

The "say-on-pay" vote is advisory and will not be binding upon the Company, the Board of Directors or the Compensation Committee. However, the Compensation Committee will take into account the outcome of the vote when considering future named executive officer compensation arrangements.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF THE COMPENSATION PAID TO THE COMPANY'S NAMED EXECUTIVE OFFICERS, AS DISCLOSED PURSUANT TO ITEM 402 OF REGULATION S-K, INCLUDING THE COMPENSATION DISCUSSION AND ANALYSIS, COMPENSATION TABLES AND NARRATIVE DISCUSSION CONTAINED IN THIS PROXY STATEMENT.

PROPOSAL NO. 3 — ADVISORY VOTE ON THE FREQUENCY OF AN ADVISORY VOTE ON NAMED EXECUTIVE OFFICER COMPENSATION

Pursuant to rules of the Securities and Exchange Commission, we are asking you to indicate, on an advisory (non-binding) basis, how frequently we should seek an advisory (non-binding) vote on the compensation of our named executive officers as disclosed pursuant to the Securities and Exchange Commission's compensation disclosure rules. By voting on this proposal, commonly known as a "say-when-on-pay" proposal, stockholders may indicate whether they would prefer an advisory vote on the compensation of our named executive officers once every one, two, or three years, or they may abstain from voting. We ask that you support a frequency period of every year (an annual vote) for future advisory stockholder votes on the compensation of our named executive officers.

The Board believes that an annual advisory vote on compensation of our named executive officers will allow our shareholders to provide timely, direct input on our executive compensation philosophy, policies and practices as disclosed in the proxy statement each year. The Board looks forward to hearing from stockholders as to their preferences on the frequency of an advisory vote on compensation of our named executive officers.

Vote Required

The advisory vote on the frequency of the stockholder advisory vote to approve named executive officer compensation will be determined by a plurality of the votes cast.

If you are a stockholder of record and you do not sign and return your Proxy card or vote by telephone or internet, your shares will not be voted at the Annual Meeting. Under the New York Stock Exchange rules, this proposal is not a routine matter and broker non-votes may occur with respect to this proposal. If your shares are held in street name and you do not issue instructions to your broker, your broker or nominee may not vote your shares on these matters without receiving instructions.

Abstentions and broker non-votes represented by submitted proxies will not be taken into account in determining the outcome of this proposal.

The "say-when-on-pay" vote is advisory and will not be binding upon the Company, the Board of Directors or the Compensation Committee. The Board may decide that it is in the best interests of our stockholders and the Company to hold an advisory vote on executive compensation more or less frequently than the option approved by our stockholders. However, the Compensation Committee will take into account the outcome of the vote when considering the frequency of future advisory votes on the compensation of our named executive officers.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR A FREQUENCY PERIOD OF EVERY "ONE YEAR" (AN ANNUAL VOTE) FOR FUTURE ADVISORY STOCKHOLDER VOTES ON NAMED EXECUTIVE OFFICER COMPENSATION.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Review and Approval of Related Party Transactions

The Audit Committee reviews and approves or ratifies any related party transaction that is required to be disclosed in our proxy statement.

As set forth in the Audit Committee charter, in the course of its review and approval or ratification of a disclosable related party transaction, the committee considers:

- the nature of the related person's interest in the transaction;
- the material terms of the transaction, including, without limitation, the amount and type of transaction;
- the importance of the transaction to the related person;
- the importance of the transaction to the Company;
- whether the transaction would impair the judgment of a director or executive officer to act in the best interests of the Company; and
- any other matters the committee deems appropriate.

Any member of the Audit Committee who is a related person with respect to a transaction under review may not participate in the deliberations or vote respecting approval or ratification of the transaction, provided, however, that such director may be counted in determining the presence of a quorum at a meeting of the committee that considers the transaction.

Related Party Transactions

On July 31, 2009, the Company acquired Midwest Air Group, Inc. As part of the transaction, the Company purchased from TPG Midwest US V, LLC and TPG Midwest International V, LLC their $31 million secured note from Midwest Airlines, Inc. Upon consummation of the transaction, the Board appointed Richard P. Schifter, a managing partner at TPG, to the Board. Mr. Schifter is a member of the Executive Committee. As of December 31, 2010, the Company had decreased the note amount to $22.5 million.

PROPOSAL NO. 4 — RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

The Audit Committee, which is composed entirely of non-employee independent directors, has selected Deloitte & Touche LLP as independent accountants to audit our books, records and accounts and those of our subsidiaries for the fiscal year 2011. Your Board of Directors has endorsed this appointment. Ratification of the appointment of Deloitte & Touche LLP by stockholders is not required by law. However, as a matter of good corporate practice, such appointment is being submitted to the stockholders for ratification at the Annual Meeting of Stockholders. If the stockholders do not ratify the selection, the Board of Directors and the Audit Committee will reconsider whether or not to retain Deloitte & Touche LLP, but may still retain Deloitte & Touche LLP. Even if the selection is ratified, the Audit Committee in its discretion may change the appointment at any time during the year if it determines that such change would be in the best interests of the Company and its stockholders. Deloitte & Touche LLP have been the independent auditors for the Company since 1998, and will serve in that capacity for 2011. A representative of Deloitte & Touche LLP will be present (either in person or by telephone) at the meeting and will have an opportunity to make a statement if he desires to do so, and will respond to appropriate questions from stockholders.

Audit and Non-Audit Fees

The Company incurred professional fees from Deloitte & Touche LLP, its principal auditor, for the following professional services:

Audit Fees. Fees in the amount of approximately $1,400,000 were billed or expected to be billed in 2010 related to audit and interim review procedures for the Company for the year ended December 31, 2010, and fees in the amount of approximately $2,057,750 were billed in 2009 related to the integrated audit and interim quarterly procedures for the Company for the year ended December 31, 2009.

Audit-Related Fees. Fees in the amount of $54,000 and $94,600 were paid in 2010 and 2009, respectively, of which $14,600 related to the audit of the Company's employee benefit plan in both 2010 and 2009 and the remainder in 2009 related to acquisition due diligence.

Tax Fees. Fees in the amount of $1,407,500 and $1,070,261 were incurred for services provided in 2010 and 2009, respectively, related to services rendered for tax compliance, tax advice and tax planning.

All Other Fees. The Company did not incur any other fees in 2010 or 2009.

The Company's Audit Committee has determined that the non-audit services provided by the Company's auditors in connection with the year ended December 31, 2010 were compatible with the auditor's independence.

Pre-Approval Policies

The Audit Committee is required to approve in advance any audit or non-audit services performed by the Company's independent public accountants that do not meet the pre-approval standards established by the Audit Committee. The pre-approval policies and procedures established by the Audit Committee require that the Audit Committee meet with the independent auditors and financial management to review planning, the scope of the proposed services, the procedures to be utilized, and the proposed fees. During 2010, all of the audit-related fees and tax fees were pre-approved by the Audit Committee.

Vote Required

Ratification of the appointment of Deloitte & Touche LLP requires the affirmative vote of a majority of the shares present and voting at the Annual Meeting of Stockholders in person or by proxy. Unless marked to the contrary, proxies received will be voted "FOR" ratification of the appointment. In the event ratification is not obtained, your Audit Committee will review its future selection of our independent registered public accountants.

THE BOARD OF DIRECTORS DEEMS PROPOSAL NO. 4 — RATIFICATION OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS TO BE IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS AND RECOMMENDS A VOTE "FOR" APPROVAL THEREOF.

AUDIT COMMITTEE REPORT

In accordance with its written charter adopted by the Board of Directors, the Audit Committee of the Board of Directors is responsible for, among other things, reviewing the Company's internal accounting procedures and considering and reporting to the Board of Directors with respect to other auditing and accounting matters, including the selection of our independent auditors, the scope of annual audits, fees to be paid to our independent auditors and the performance of our independent auditors.

Management is responsible for the Company's financial reporting process including its system of internal control and for the preparation of consolidated financial statements in accordance with generally accepted accounting principles. The Company's independent auditors are responsible for auditing those financial statements. The responsibility of the Audit Committee is to monitor and review these processes. Members of the Audit Committee are not employees of the Company and are not required to be accountants or auditors by profession. Therefore, the Audit Committee has relied, without independent verification, on management's representation that the financial statements have been prepared with integrity and objectivity and in conformity with generally accepted accounting principles and on the representations of the independent auditors included in their report of the Company's financial statements.

The oversight by the Audit Committee does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee cannot give assurance that the Company's financial statements are presented in accordance with generally accepted accounting principles, that the audit of the Company's financial statements has been carried out in accordance with generally accepted auditing standards or that the Company's independent accountants are in fact "independent."

Review of Audited Financial Statements. The Audit Committee The Audit committee has discussed with Deloitte & Touche LLP the matters required to be discussed by the Statement of Auditing Standards No. 61 (Codifications of Statements on Auditing Standards, AU380), as amended, as adopted by the Public Company Accounting Oversight Board. The Audit committee has received the written disclosures and the letter from Deloitte & Touche LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte & Touche LLP's independence, and has discussed with Deloitte & Touche LLP their independence.

Recommendation. In reliance on the reviews and discussions referenced above, the Audit Committee recommended to the Board of Directors that the audited financial statements for the year ended December 31, 2010 be included in the Company's Annual Report on Form 10-K for that fiscal year.

By the Members of the Audit Committee:
Mark L. Plaumann, Chair
Lawrence J. Cohen
Douglas J. Lambert

STOCKHOLDER PROPOSALS

Proposals of Security Holders for 2012 Annual Meeting

Stockholders desiring to submit proposals to be included in the Proxy Statement for the 2012 Annual Meeting will be required to submit them to the Company in writing on or before January 2, 2012. Any stockholder proposal must also be proper in form and substance, as determined in accordance with the Exchange Act and the rules and regulations promulgated thereunder. Proposals should be addressed to the Secretary of the Company, Republic Airways Holdings Inc., 8909 Purdue Road, Suite 300, Indianapolis, Indiana 46268.

A Stockholder proposal not included in our Proxy Statement for the 2012 Annual Meeting of Stockholders will be ineligible for presentation at the 2012 Annual Meeting, unless the stockholder gives timely notice of the proposal in writing to our Secretary no earlier than February 15, 2012 and no later than March 16, 2012. Notices of intention to present proposals at the 2012 Annual Meeting should be addressed to the Secretary of the Company, Republic Airways Holdings Inc., 8909 Purdue Road, Suite 300, Indianapolis, Indiana 46268.

Stockholder Communications with the Board

Stockholders and other interested parties who wish to communicate with the Company's Board of Directors should send their correspondence to the Board of Directors, c/o the Secretary of the Company, Republic Airways Holdings Inc., 8909 Purdue Road, Suite 300, Indianapolis, Indiana 46268. Communications may be addressed to the entire Board, to a committee of the Board, or to an individual director. The Secretary or the Secretary's designee will conduct a preliminary review of stockholder communications and decide the timing and appropriate process for providing such communications to the Board, to the committee or to the individual director to whom the communication was addressed.

OTHER BUSINESS

The Board of Directors knows of no other business to be acted upon at the Annual Meeting. However, if any other business properly comes before the Annual Meeting, it is the intention of the persons named in the enclosed proxy to vote on such matters in accordance with their best judgment.

LIMITATION ON VOTING BY FOREIGN OWNERS

Our certificate of incorporation provides that shares of capital stock may not be voted by, or at the direction of, persons who are not citizens of the United States if the number of such shares would exceed applicable foreign ownership restrictions. Applicable restrictions currently require that no more than 25% of our voting stock be owned or controlled, directly or indirectly, by persons who are not U.S. citizens, and that our president and at least two-thirds of our directors or other managing officers be U.S. citizens. However, up to 49% of the total equity of our company may be owned directly or indirectly by persons who are not citizens of the United States. Our certificate of incorporation also gives us the right to redeem or suspend the voting rights of our capital stock to enable us to comply with applicable restrictions. For purposes of the certificate of incorporation, "U.S. citizen" means:

- an individual who is a citizen of the United States;
- a partnership each of whose partners is an individual who is a citizen of the United States; or
- a corporation or association organized under the laws of the United States or a State, the District of Columbia, or a territory or possession of the United States, of which the president and at least two-thirds of the board of directors and other managing officers are citizens of the United States, and in which at least 75% of the voting interest is owned or controlled by persons that are citizens of the United States.

In addition, the U.S. Department of Transportation has broad authority to determine on a case-by-case basis whether an air carrier is effectively owned and controlled by U.S. citizens, and has indicated that the ownership of less than 50% of an air carrier's total equity securities by non-U.S. citizens, taken alone, is not indicative of foreign control of the airline.

The prompt return of your proxy card will be appreciated and helpful in obtaining the necessary votes. Therefore, whether or not you expect to attend the Annual Meeting, please sign the proxy card and return it in the enclosed envelope.

By Order of the Board of Directors

Timothy P. Dooley
Secretary

Dated: April 29, 2011

A FULL COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K WILL BE SENT WITHOUT CHARGE TO ANY STOCKHOLDER REQUESTING IT IN WRITING TO: REPUBLIC AIRWAYS HOLDINGS INC., ATTENTION: SECRETARY OF THE COMPANY, 8909 PURDUE ROAD, SUITE 300, INDIANAPOLIS, INDIANA 46268.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM ____________ TO ____________

COMMISSION FILE NUMBER: 000-49697

REPUBLIC AIRWAYS HOLDINGS INC.

(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	06-1449146 (I.R.S. Employer Identification Number)

8909 Purdue Road, Suite 300, Indianapolis, Indiana 46268
(Address of principal executive offices) (Zip Code)

(317) 484-6000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value $.001 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in the definitive proxy statement incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

The aggregate market value of Common Stock held by non-affiliates (based upon the closing sale price of the Common Stock on the NASDAQ National Market System (now the NASDAQ Global Market System) on June 30, 2010 was approximately $212,249,534.

Indicate the number of shares outstanding of the registrant's Common Stock as of the latest practicable date: As of March 15, 2011, 48,196,303 shares of common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement to be used in connection with its 2011 Annual Meeting of Stockholders are incorporated by reference into Part III of this report.

TABLE OF CONTENTS

Part I

Part II

Part III

Part IV

10.45(d)††	Amendment Number Three to Delta Connection Agreement, by and among Delta Airlines, Inc., Shuttle America Corp. (as assignee of Republic Airline, Inc.) and Republic Airways Holdings, Inc., dated as of January 31, 2011.
EX-23.1	Consent of Independent Registered Public Accounting Firm
EX-31.1	Certification of Chief Executive Officer
EX-31.2	Certification of Chief Financial Officer
EX-32.1	Certification of Chief Executive Officer
EX-32.2	Certification of Chief Financial Officer

†† A request for confidential treatment was filed for certain portions of the indicated document. Confidential portions have been omitted and filed separately with the Commission as required by Rule 406.

[This page intentionally left blank.]

Forward-Looking Statements

In addition to historical information, this Annual Report on Form 10-K contains forward-looking statements. Republic Airways Holdings Inc. (the "Company") may, from time to time, make written or oral forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements encompass our beliefs, expectations, hopes or intentions regarding future events. Words such as "may," "will," "should," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," or "continue," the negative of such terms or other terminology are used to identify forward-looking statements. All forward-looking statements included in this Annual Report on Form 10-K are made as of the date hereof and are based on information available to us as of such date. We assume no obligation to update any forward-looking statement. Our results could differ materially from those anticipated in these forward-looking statements for many reasons, including, among others, the "Risk Factors" set forth herein.

PART I

ITEM 1. BUSINESS

General

Overview

We are a Delaware holding company organized in 1996 that offers scheduled passenger services through our wholly-owned operating air carrier subsidiaries: Chautauqua Airlines, Inc. ("Chautauqua"), Shuttle America Corporation ("Shuttle"), Republic Airline Inc. ("Republic Airline"), Frontier Airlines, Inc. ("Frontier"), and Lynx Airlines, Inc. ("Lynx"). Unless the context indicates otherwise, the terms the "Company," "we," "us," or "our," refer to Republic Airways Holdings Inc. and our subsidiaries.

As of December 31, 2010, our operating subsidiaries offered scheduled passenger service on 1,540 flights daily to 128 cities in 41 states, Canada, Mexico, and Costa Rica under our Frontier operations and through fixed-fee code-share agreements with AMR Corp., the parent of American Airlines, Inc. ("American"), Continental Airlines, Inc. ("Continental"), Delta Air Lines, Inc. ("Delta"), United Air Lines, Inc. ("United"), and US Airways, Inc. ("US Airways") (collectively referred to as our "Partners"). Currently, we provide our Partners with fixed-fee regional airline services, operating as AmericanConnection, Continental Express, Delta Connection, United Express, or US Airways Express, including service out of their hubs and focus cities.

The following table outlines the type of aircraft our subsidiaries operate and their respective operations within our business units as of December 31, 2010:

Operating Subsidiaries	Aircraft Size	Frontier	Fixed-Fee Code-Share Agreement Partners					Spares	Number of Aircraft
			American	Continental	Delta	United	US Airways		
Chautauqua	37 to 50	13	15	15	24	—	9	2	78
Shuttle	70 to 76	—	—	—	16	38	—	—	54
Republic Airline	70 to 99	32	—	—	—	—	58	—	90
Frontier	120 to 162	50	—	—	—	—	—	—	50
Lynx	74	3	—	—	—	—	—	—	3
Total number of operating aircraft		98	15	15	40	38	67	2	275

During 2010, our operational fleet decreased from 290 to 275. The Company removed eight Q400 aircraft from its Frontier operations. Five were returned to the lessor, two were held for sale as of December 31, 2010, and one has been subleased. Seven CRJ aircraft were returned to the lessor from our fixed-fee service with Continental. Four A318 aircraft were removed from our Frontier operation and sold or returned to the lessor. Two E145 aircraft were subleased offshore and one E170 was sold. Four E190 aircraft and three A320 aircraft were placed into our Frontier operation during the year.

We have long-term, fixed-fee regional jet code-share agreements with each of our Partners that are subject to us maintaining specified performance levels. Pursuant to these fixed-fee agreements, which provide for minimum aircraft utilization at fixed rates, we are authorized to use our Partners' two-character flight designation codes to identify our flights and fares in our Partners' computer reservation systems, to paint our aircraft in the style of our Partners, to use their service marks and to market ourselves as a carrier for our Partners. Our fixed-fee agreements have historically limited our exposure to fluctuations in fuel prices, fare competition and passenger volumes. Our development of relationships with multiple major airlines has enabled us to reduce our dependence on any single airline, allocate our overhead more efficiently among our Partners and reduce the cost of our services to our Partners.

Our branded operations are comprised of the former operations of Midwest Air Group, Inc. ("Midwest") and Frontier, both of which we acquired in 2009. As of October 2010, these operations now fly as a single consolidated branded network under the Frontier brand. Frontier have the largest market share in Milwaukee and the second largest market share in Denver. Our branded operations has a significant base of frequent flyer members and strong support in their local communities.

Business Strategy

- *Continue to operate a high-quality fleet of aircraft across an efficient network* - We intend to maintain a modern, high-quality fleet of aircraft that meets or exceeds stringent industry operating standards and complies with the terms of our fixed-fee regional jet code-share agreements. We also intend to continue to operate and optimize our existing network and hubs to make our network as efficient as possible for both our Partners and branded customers.

- *Continue to operate a diversified business model that generates compelling returns on invested capital for our shareholders* - Our business model is unique among US airlines in that it combines the stable cash flow generation of our fixed-fee regional jet operations with the attractive growth prospects of our branded operations at Frontier. We believe that this diversity of service offerings provides us with a distinct advantage over our competitors and provides for a very stable base of cash flows as well as significant upside from our branded Frontier platform.

- *Pursue a fleet renewal strategy that further improves our cost structure* - As previously disclosed, we have placed a firm order with Embraer for the delivery of six E-190 aircraft with the option to purchase another 18 E-190/E-195 aircraft at a later time. This decision supports our strategy to continue exiting the smaller regional jet aircraft market and focus on larger aircraft at both our regional jet and branded operations which will greatly enhance Republic's unit cost structure.

- *Continue to take advantage of growth opportunities resulting from industry consolidation and continue to grow Frontier's network* - It is our belief that the recent merger activity in the domestic airline sector could lead to further opportunities for Republic to gain market share as the large network carriers consolidate their hubs and reduce their presence in certain markets.

- *Pursue alliances to broaden our existing network and customer reach* - We intend to pursue strategic and long-term alliances with other airlines in order to broaden our existing network, generate larger economies of scale and provide a greater number of attractive destinations to both existing and new customers. We believe that strategic alliances are a cost-effective method to grow our market share and expand our customer base.

Markets and Routes

Markets

As of December 31, 2010, we offered scheduled passenger service on 1,540 flights daily to 128 cities in 41 states, Canada, Mexico, and Costa Rica.

Fixed-fee Routes

Our Partners determine the routes that we operate for them, which are subject to certain parameters in our agreements. The following table illustrates the hub and focus cities for each Partner as of December 31, 2010:

Partner	Hub and Focus Cities
American	Chicago, IL
Continental	Houston, TX and Cleveland, OH
Delta	Atlanta, GA, Cincinnati, OH, and New York, NY
United	Chicago, IL, Denver, CO, and Washington D.C. (Newark, NJ in 2011 due to UA/CO merger)
US Airways	Charlotte, NC, New York, NY, Philadelphia, PA, and Washington D.C.

Branded Routes

The following illustrates the routes we flew for our branded operations as of December 31, 2010:



Fairbanks
Anchorage
Seattle/Tacoma
Spokane
Portland
Bozeman
Billings
Boise
Jackson Hole
Salt Lake City
Sacramento
San Francisco
Steamboat Springs/Hayden
Denver
Aspen
Colorado Springs
Durango
Las Vegas
Santa Barbara
Los Angeles
Orange County
Long Beach
San Diego
Phoenix
Tucson
Albuquerque
Minneapolis/St Paul
Green Bay
Appleton
Grand Rapids
Flint
Milwaukee
Madison
Detroit
Chicago (MDW)
Des Moines
Omaha
Cleveland
Akron-Canton
Pittsburgh
Columbus
Dayton
Indianapolis
Washington, D.C. (DCA)
Kansas City
St. Louis
Louisville
Wichita
Branson
Nashville
Newport News/Williamsburg
Raleigh-Durham
Atlanta
Oklahoma City
Dallas/Ft. Worth (DFW)
Austin
San Antonio
Houston
New Orleans
St. Petersburg/Clearwater (PIE)
Tampa (TPA)
Orlando
Ft. Myers
Ft. Lauderdale
Boston
Hartford
Newark
New York (LGA)
Philadelphia
Cabo San Lucas
Mazatlan
Puerto Vallarta
Ixtapa/Zihuatanejo
Cancun
Cozumel
Mexico
Central America
Liberia
San Jose
Costa Rica
Flights are operated by Frontier, Lynx, Republic Airlines or Chautauqua Airlines.
Service between Denver and Liberia, Costa Rica begins 2/13/11.
Service between Omaha and Los Angeles begins 2/14/11.

Maintenance of Aircraft and Training

Using a combination of Federal Aviation Administration ("FAA") certified maintenance vendors and our own personnel and facilities we maintain our aircraft on a scheduled and "as-needed" basis. We emphasize preventive maintenance and inspect our aircraft engines and airframes as required.

We have maintenance agreements for engines, auxiliary power units ("APU") and other airframe components for our E140/145 and E170/175 aircraft. For our E140/145 aircraft, we have agreements to maintain the engines, APUs, avionics and wheels and brakes through October 2012, June 2013, December 2016 and June 2014, respectively. For our E170/175 aircraft, we have agreements to maintain the avionics, wheels and brakes, APUs and engines through December 2014, February 2017, July 2019 and December 2018, respectively. Under these agreements, we are charged for covered services based on a fixed rate for each flight hour or flight cycle accumulated by the engines or airframes in our service during each month. The rates are subject to annual revisions, generally based on certain Bureau of Labor Statistics' labor and material indices. We believe these agreements, coupled with our ongoing maintenance program, reduce the likelihood of unexpected levels of engine, APU, avionics and wheels and brakes maintenance expense during their term. Certain of these agreements contain minimum guarantee amounts, penalty provisions for either the early removal of aircraft or agreement termination for activity levels below the minimums.

While we do not have long term maintenance agreements for our Airbus (except for our wheels and brakes) and Q400 fleets, we have made significant deposits with the aircraft lessors for future maintenance events which will reduce our future cash requirements. As of December 31, 2010, we had maintenance deposits of $147.2 million.

We perform our heavy and routine maintenance projects at our facilities in Columbus, Denver, Indianapolis, Louisville, Milwaukee, Pittsburgh and St. Louis, and we perform routine maintenance services from select line maintenance stations.

All mechanics and avionics specialists employed by us have appropriate training and experience and hold required licenses issued by the FAA. We provide periodic in-house and outside training for our maintenance and flight personnel and also take advantage of manufacturers' training programs that are offered when acquiring new aircraft.

We have agreements with Flight Safety International to provide for aircraft simulator training for our pilots. We have no current plans to acquire our own simulator in the near term and believe that Flight Safety or other third party vendors will be able to provide us with adequate and cost effective flight simulator training to provide training for our pilots.

Employees

As of December 31, 2010, we employed approximately 9,850 full-time equivalent employees. The following is a table of our principal collective bargaining agreements and their respective amendable dates as of December 31, 2010:

Employee Group	Number of Full-Time Equivalent Employees	Representing Union	Amendable Date
Pilots	1,847	International Brotherhood of Teamsters Airline Division Local 747	Oct-07
	603	Frontier Airline Pilots Association ("FAPA")	Mar-12
	27	United Transportation Union (Lynx)	*
Flight Attendants	1,562	International Brotherhood of Teamsters Airline Division Local 210	Sep-09
	826	Association of Flight Attendants - CWA ("AFA-CWA")	*
Mechanics and tool room attendants	153	Teamsters Airline Division	Oct-11
Groomers and cleaners	116	Teamsters Airline Division	Sep-15
Dispatchers	102	Transport Workers Union of America Local 540	Jun-12
	18	Transport Workers Union	Sep-12
Material Specialists	26	International Brotherhood of Teamsters	Oct-11

* Currently in negotiations

As of December 31, 2010, we had 4,570 employees who are not currently represented by any union. Because of the high level of unionization among our employees, we are subject to risks of work interruption or stoppage and/or the incurrence of additional expenses associated with union representation of our employees. We have never experienced any work stoppages or other job actions and generally consider our relationship with our employees to be good. The union contract for our pilots and our flight attendants, except Frontier's pilots, is currently amendable. The union contracts for our mechanics and tool room attendants and our material specialists are amendable in 2011.

Executive Officers of the Company

The following table sets forth information regarding our current executive officers, directors and key employees as of December 31, 2010:

Name	Age	Position
Bryan K. Bedford	49	Chairman of the Board, President and Chief Executive Officer
Robert H. Cooper	51	Executive Vice President, Chief Financial Officer, Treasurer and Secretary
Wayne C. Heller	52	Executive Vice President, Chief Operating Officer
Lawrence J. Cohen	55	Director
Douglas J. Lambert	53	Director
Mark L. Plaumann	55	Director
Richard P. Schifter	58	Director
Neal S. Cohen	50	Director
David N. Siegel	49	Director

Bryan K. Bedford joined us in July 1999 as our President and Chief Executive Officer and a member of our board of directors and became chairman of the board in August 2001. From July 1995 through July 1999, Mr. Bedford was the president and chief executive officer and a director of Mesaba Holdings, Inc., a publicly-owned regional airline. He has over 22 years of experience in the regional airline industry, and was named regional airline executive of the year in 1998 by Commuter and Regional Airline News and again in 2005 by Regional Airline World magazine. Mr. Bedford is a licensed pilot and a certified public accountant. He also served as the 1998 Chairman of the Regional Airline Association (RAA), and remains on the Board of Directors of the RAA.

Robert H. Cooper joined us in August 1999 as Vice President and Chief Financial Officer. In February 2002, he became executive vice president, chief financial officer, treasurer and secretary and assumed responsibility for all purchasing and material control. He was previously employed with Mesaba Holdings, Inc. from September 1995 through August 1999 as its vice president, chief financial officer and treasurer. Mr. Cooper is a certified public accountant. He has over 17 years experience in the regional airline industry. He has responsibility for financial accounting, treasury, public reporting, investor relations, human resources, information technology, purchasing and material control. On November 2, 2010, the Company announced the retirement of Mr. Cooper. Mr. Cooper's term of employment is expected to continue until April 1, 2011.

Wayne C. Heller joined us in August 1999 as Vice President—Flight Operations with responsibility for flight crew supervision, system control, flight safety and flight quality standards. In February 2002, he became Executive Vice President and Chief Operating Officer of Chautauqua, and assumed responsibility for all aircraft maintenance, records and engineering. From April 1996 until August 1999 he was employed by Mesaba Airlines, Inc., as its Director of System Operations Control. He is a licensed pilot and a licensed dispatcher and has over 29 years of regional airline experience in operations.

Lawrence J. Cohen has been a director since June 2002. He is the owner and Chairman of Pembroke Companies, Inc., an investment and management firm that he founded in 1991. The firm makes investments in and provides strategic management services to real estate and specialty finance related companies. From 1989 to 1991, Mr. Cohen worked at Bear Stearns & Co. where he attained the position of Managing Director. From 1983 to 1989, Mr. Cohen served as first Vice President in the Real Estate Group of Integrated Resources, Inc. From 1980 to 1983, Mr. Cohen was an associate at the law firm of Proskauer Rose Goetz & Mendelsohn. Mr. Cohen is a member of the bar in both New York and Florida.

Douglas J. Lambert has been a director since August 2001. He is presently a Managing Director in the North American Commercial Restructuring practice group of Alvarez and Marsal, Inc. Mr. Lambert was a Senior Vice President of Wexford Capital LLC. From 1983 to 1994, Mr. Lambert held various financial positions with Integrated Resources, Inc.'s Equipment Leasing Group, including Treasurer and Chief Financial Officer. He is a certified public accountant.

Mark L. Plaumann has been a director since June 2002. He is presently a Managing-Member of Greyhawke Capital Advisors LLC, which he co-founded in 1998. From 1995 to 1998, Mr. Plaumann was a Senior Vice President of Wexford Capital LLC. From 1990 to 1995, Mr. Plaumann was employed by Alvarez & Marsal, Inc. as a Managing Director. From 1985 to 1990, Mr. Plaumann worked for American Healthcare Management, Inc., where he attained the position of President. From 1974 to 1985, Mr. Plaumann worked in both the audit and consulting divisions of Ernst & Young, where he attained the position of Senior

Manager and he is a certified public accountant. Mr. Plaumann is the Chair of our Audit Committee, is an "audit committee financial expert" and is independent as defined under applicable SEC and NASDAQ rules.

Richard P. Schifter has been a director since July 2009. He has been a partner at TPG Capital (formerly Texas Pacific Group) since 1994. Prior to joining TPG, Mr. Schifter was a partner at the law firm of Arnold & Porter in Washington, D.C., where he specialized in bankruptcy law and corporate restructuring and represented Air Partners in connection with the acquisition of Continental Airlines in 1993. Mr. Schifter joined Arnold & Porter in 1979 and was a partner from 1986 through 1994. Mr. Schifter also served on the Boards of Directors of Ryanair Holdings, PLC from 1996 through 2003, America West Holdings from 1994 to 2005, US Airways Group from 2005 to 2006 and Midwest Airlines, Inc. from 2007 to 2009.

Neal S. Cohen has been a director since October 2009. He is president and chief operating officer for Laureate Education, Inc. Previously, Mr. Cohen was executive vice president for international strategy and chief executive officer for regional airlines at Northwest Airlines. In addition, Mr. Cohen had served as executive vice president and chief financial officer at Northwest Airlines. Prior to his tenure with Northwest Airlines Inc., Mr. Cohen was executive vice president and chief financial officer for US Airways. Mr. Cohen has served as chief financial officer for various service and financial organizations as well as Sylvan Learning Systems, Inc., the predecessor company of Laureate Education, Inc.

David N. Siegel has been a director since October 2009. He was Executive Chairman of XOJET, a private aviation company, in 2010, where he previously served as CEO, and continues to serve as a board member. Mr. Siegel has commercial aviation experience spanning more than two decades including serving as the president and chief executive officer of US Airways and in senior executive roles at Northwest Airlines and Continental Airlines. From June 2004 to September 2008, Mr. Siegel was chairman and chief executive officer of Gate Gourmet Group, Inc., the world's largest independent airline catering, hospitality and logistics company. Prior to Gate Gourmet Group, Mr. Siegel served as president, chief executive and member of the board of US Airways Group, Inc., and US Airways, Inc., the airline operating unit. Prior to joining US Airways, Mr. Siegel was chairman and chief executive officer of Avis Rent A Car System, Inc., a subsidiary of Cendant Corp. Mr. Siegel's extensive experience in the airline industry includes seven years at Continental Airlines in various senior management roles, including president of its Continental Express subsidiary.

Code-Share Agreements

Through our subsidiaries, we have entered into code-share agreements with US Airways, American, Delta, United and Continental that authorize us to use their two-character flight designator codes ("US," "AA," "DL," "UA" and "CO") to identify our flights and fares in their computer reservation systems, to paint our aircraft with their colors and/or logos, to use their service marks and to market and advertise our status as US Airways Express, AmericanConnection, Delta Connection, United Express or Continental Express, respectively. Under the code-share agreements between our subsidiaries and each of US Airways, American, Delta, United and Continental, we are compensated on a fixed-fee basis on all of our flights. In addition, under our code-share agreements, our passengers participate in frequent flyer programs of the Partners, and the Partners provide additional services such as reservations, ticket issuance, ground support services, commuter slot rights and airport facilities.

US Airways Code-Share Agreements

Under our fixed-fee Jet Services Agreements with US Airways, we operated, as of December 31, 2010, nine E145 aircraft, 20 E170 aircraft and 38 E175 aircraft. As of December 31, 2010, we were providing 426 flights per day as US Airways Express.

In exchange for providing the designated number of flights and performing our other obligations under the code-share agreements, we receive compensation from US Airways three times each month in consideration for the services provided under the code-share agreements. We receive an additional amount per available seat mile flown and may also receive incentives or pay penalties based upon our performance, including fleet launch performance, on-time departure performance and completion percentage rates. In addition, certain operating costs are considered "pass through" costs whereby US Airways has agreed to reimburse us the actual amount of costs we incur for these items. US Airways provides fuel directly for all of our US Airways operations. Landing fees, passenger catering, passenger liability insurance and aircraft property tax costs are pass through costs and are included in our fixed-fee services revenue.

Unless otherwise extended or amended, the code-share agreement for the E145 aircraft terminates in July 2014 and the code-share agreement for the E170/175 aircraft terminates in September 2015 with respect to the 20 E170 aircraft and eight of the E175 aircraft. The remaining 30 E175 aircraft terminate 12 years from each aircraft's in-service date and therefore would terminate from February 2019 to July 2020. US Airways may terminate the code-share agreements at any time for cause upon not less than 90 days notice and subject to our right to cure under certain conditions.

Pursuant to a licensing agreement, we assigned 113 commuter slots at Ronald Reagan Washington National (DCA) Airport and 24 commuter slots at New York-LaGuardia (LGA) Airport to US Airways and these commuter slots are being operated by US Airways and US Airways Express carriers. Prior to the expiration of this agreement, US Airways has the right to repurchase all, but not less than all, of the DCA commuter slots at a predetermined price. The licensing agreement between us and US Airways for the LGA commuter slots expired on December 31, 2006, but we maintain a security interest in the LGA slots if US Airways fails to perform under the current licensing agreement.

The Delta Code-Share Agreements

As of December 31, 2010, we operated 24 E145 aircraft and 16 E175 aircraft for Delta under fixed-fee code-share agreements. As of December 31, 2010, we provided 211 flights per day as Delta Connection.

Unless otherwise extended or amended, the code-share agreements for the E145 and E175 aircraft terminate in May 2016 and January 2019, respectively. Delta may terminate the code-share agreements at any time, with or without cause, if it provides us 180 days written notice, for the E145 regional jet code-share agreement, and July 2015 for the E170 regional jet code-share agreement. With respect to the E145 agreement, if Delta chooses to terminate any aircraft early, it may not reduce the number of aircraft in service to less than 12 during the 12-month period following the 180 day initial notice period unless it completely terminates the code-share agreement. We refer to this as Delta's partial termination right.

If Delta exercises this right under either agreement or if we terminate either agreement for cause, we have the right to require Delta either to purchase, sublease or assume the lease of aircraft leased by us with respect to any of the aircraft we previously operated for Delta under that agreement. As of December 31, 2010, the Company estimates a payment of $79.6 million and $115.6 million would be required from Delta should they exercise the early termination provision under the E145 or E170 agreement, respectively. If we choose not to exercise our put right, or if Delta terminates either agreement for cause, they may require us to sell or sublease to them or Delta may assume the lease of aircraft leased by us with respect to any of the aircraft we previously operated for it under that agreement.

Certain of our operating costs are considered "pass through" costs, whereby Delta has agreed to reimburse us the actual amount of costs we incur for these items. Beginning in June 2009 we did not record fuel expense and the related revenue for the Delta operations. Aircraft rent/ownership expenses are also considered a pass through cost, but the reimbursement is limited to specified amounts for certain aircraft. Engine maintenance expenses, landing fees, passenger liability insurance, hull insurance, war risk insurance, de-icing costs, and aircraft property taxes are some of the pass through costs included in our fixed-fee services revenue.

On January 31, 2011, we entered into an amendment to the Delta Connection agreement. The amendment establishes the annual base rate costs for certain periods, adds eight additional E170 aircraft within the scope of the agreement and amends certain provisions of the agreement.

The agreements may be subject to immediate or early termination under various circumstances.

The United Code-Share Agreements

As of December 31, 2010, we operated 38 E170 aircraft and provided 202 flights per day as United Express. The seven E145 aircraft operated under this agreement at December 31, 2009 were removed from service in early January 2010. Two of the aircraft were returned to our lessor and the remaining five were placed into our branded operations.

The fixed rates that we receive from United under the code-share agreements are annually adjusted in accordance with an agreed escalation formula. Additionally, certain of our operating costs are considered "pass through" costs whereby United has agreed to reimburse us the actual amount of costs we incur for these items. Fuel and oil, landing fees, war risk insurance, liability insurance and aircraft property taxes are pass through costs and included in our fixed-fee services revenue. United provides fuel directly in certain locations.

The E145 code-share agreement was terminated effective January 2010. Unless otherwise extended or amended, the E170 code-share agreement terminates on June 30, 2019, with certain aircraft terms expiring between June 2016 and June 2019. United has the option of extending the E170 agreement for five years or less. In addition, the code-share agreements may be terminated under certain conditions.

United has a call option to assume our ownership or leasehold interest in certain aircraft if we wrongfully terminate the code-share agreements or if United terminates the agreements for our breach for certain reasons.

The American Code-Share Agreement

As of December 31, 2010, we operated 15 E140 aircraft for American under a fixed-fee code-share agreement and provided 113 flights per day as AmericanConnection.

Under the code-share agreement, American retains all passenger, certain cargo and other revenues associated with each flight, and is responsible for all revenue-related expenses. We share revenue with American for certain cargo shipments. Additionally, certain operating costs are considered "pass through" costs and American has agreed to reimburse us the actual amount of costs we incur for these items. Beginning in May 2009 we did not record fuel expense and the related revenue for the American operations. Aircraft lease payments are also considered a pass through cost, but are limited to a specified amount. Landing fees, hull and liability insurance and aircraft property tax costs are pass through costs and included in our fixed-fee services revenue.

If American terminates the code-share agreement for cause, American has a call option to require that we assign to American all of its rights under the leases of aircraft, and to lease to American the aircraft to the extent we own them, used at that time under the code-share agreement. If American exercises its call option, we are required to pay certain maintenance costs in transferring the aircraft to American's maintenance program.

Unless otherwise extended or amended, the term of the American code-share agreement continues until February 1, 2013. However, American may terminate the code-share agreement without cause upon 180 days notice, provided that such notice may not be given prior to September 30, 2011. If American terminates the code-share agreement without cause, we have the right to put the leases of the aircraft, or to sell the aircraft to American to the extent owned by us, used under the code-share agreement to American. The agreement may be subject to termination for cause prior to that date under various circumstances.

The Continental Code-Share Agreement

As of December 31, 2010, we operated 15 E145 aircraft for Continental under a fixed-fee code-share agreement and provided 88 flights per day as Continental Express.

Unless otherwise extended or amended, the E145 code-share agreement terminates on September 4, 2012. Seven of the aircraft are expected to come out of service in 2011 and the final eight aircraft are expected to come out of service in 2012. Under certain conditions, Continental may extend the term on the aircraft up to five additional years.

All fuel is purchased directly by Continental and is not charged back to Chautauqua. Under the agreement, Continental purchases all capacity at predetermined rates and industry standard pass through costs.

The agreement may be subject to early termination under various circumstances.

Competition and Economic Conditions

The airline industry is highly competitive. Generally, the airline industry is highly sensitive to general economic conditions, in large part due to the discretionary nature of a substantial percentage of both business and pleasure travel. In the past, many airlines have reported decreased earnings or substantial losses resulting from periods of economic recession, heavy fare discounting, high fuel prices and other factors. Economic downturns combined with competitive pressures have contributed to a number of bankruptcies and liquidations among major and regional carriers and our recent acquisitions of branded carriers adds these risks to our business.

The principal competitive factors in the airline industry are fare pricing, customer service, flight schedules and aircraft types. The airline industry is particularly susceptible to price discounting because airlines incur only nominal costs to provide service to passengers occupying otherwise unsold seats. We face significant competition with respect to routes, services and fares. Our domestic routes are subject to competition from carriers that provide service at low fares to destinations also served by us. In particular, we face significant competition at our hub airports in Milwaukee and Denver either directly at those airports or at the hubs of other airlines that are located in close proximity to our hubs. Certain of our competitors are larger and have significant financial resources. Our ability to compete effectively depends, in significant part, on our ability to maintain a cost structure that is competitive with other carriers.

The growth in the fixed fee business for regional carriers which occurred over the past decade has significantly diminished in recent times as major carriers have reduced capacity and as increased fuel prices have limited the cost efficiencies of small regional jets. We believe future growth opportunities in the fixed-fee business will most likely come as contracts come up for renewal though competition for market share may lead to lower margins and higher risks. If our Partners are negatively affected by economic conditions or higher fuel prices, they may file for bankruptcy or reduce the number of flights we operate in order to reduce their operating costs.

Regulatory Matters

Government Regulation

All interstate air carriers are subject to regulation by the Department of Transportation (DOT), the Federal Aviation Administration (FAA), the Transportation Security Administration (TSA), and certain other governmental agencies. Regulations promulgated by the DOT primarily relate to economic aspects of air service, those of the TSA to security and those of the FAA to operations and safety. The FAA requires operating, airworthiness and other certifications; approval of personnel who may engage in flight maintenance or operations activities; record keeping procedures in accordance with FAA requirements; and FAA approval of flight training and retraining programs. Generally, governmental agencies enforce their regulations through, among other mechanisms, certifications, which are necessary for our continued operations, and proceedings, which can result in civil or criminal penalties or suspension or revocation of operating authority. The FAA can also issue maintenance directives and other mandatory orders relating to, among other things, grounding of aircraft, inspection of aircraft, installation of new safety-related items and the mandatory removal, replacement or modification of aircraft parts that have failed or may fail in the future.

We believe that we are operating in material compliance with FAA regulations and hold all necessary operating and airworthiness certificates and licenses. We incur substantial costs in maintaining our current certifications and otherwise complying with the laws, rules and regulations to which we are subject. Our flight operations, maintenance programs, record keeping and training programs are conducted under FAA approved procedures.

The DOT allows local airport authorities to implement procedures designed to abate special noise problems, provided such procedures do not unreasonably interfere with interstate or foreign commerce or the national transportation system. Certain airports, including major airports at Boston, Washington, D.C., the New York area, Dallas, Philadelphia, Charlotte, Chicago, Los Angeles, San Diego, Orange County (California) and San Francisco, have established airport restrictions to limit noise, including restrictions on aircraft types to be used and limits on the number of hourly or daily operations or the time of such operations. In some instances, these restrictions have caused curtailments in service or increases in operating costs, and such restrictions could limit our ability to commence or expand our operations at affected airports. Local authorities at other airports are considering adopting similar noise regulations.

Pursuant to law and the regulations of the DOT, we must be actually controlled by United States citizens. In this regard, our President and at least two-thirds of our Board of Directors must be United States citizens and not more than 25% of our voting stock may be owned or controlled by foreign nationals, although subject to DOT approval the percentage of foreign economic ownership may be as high as 49%.

Environmental Regulation

The Airport Noise and Capacity Act of 1990 (ANCA) generally recognizes the rights of airport operators with noise problems to implement local noise abatement programs so long as such programs do not interfere unreasonably with interstate or foreign commerce or the national air transportation system. The ANCA generally requires FAA approval of local noise restrictions on commercial aircraft. While we have had sufficient scheduling flexibility to accommodate local noise restrictions imposed to date, our operations could be adversely affected if locally-imposed regulations become more restrictive or widespread.

The Environmental Protection Agency (EPA) regulates operations, including air carrier operations, which affect the quality of air in the United States. We believe the aircraft in our fleet meet all emission standards issued by the EPA. We may become subject to additional taxes or requirements to obtain permits for green house gas emissions.

Safety and Health Regulation

The Company and its third-party maintenance providers are subject to the jurisdiction of the FAA with respect to the Company's aircraft maintenance and operations, including equipment, ground facilities, dispatch, communications, flight training personnel, and other matters affecting air safety. To ensure compliance with its regulations, the FAA requires airlines to obtain, and the Company has obtained, operating, airworthiness, and other certificates. These certificates are subject to suspension or revocation for cause. In addition, pursuant to FAA regulations, the Company has established, and the FAA has approved, the Company's operations specifications and a maintenance program for the Company's aircraft, ranging from frequent routine inspections to major overhauls. The FAA, acting through its own powers or through the appropriate U.S. Attorney, also has the power to bring proceedings for the imposition and collection of fines for violation of the Federal Aviation Regulations.

The Company is subject to various other federal, state, and local laws and regulations relating to occupational safety and health, including Occupational Safety and Health Administration and Food and Drug Administration regulations.

Security Regulation

Pursuant to the Aviation and Transportation Security Act (the "Aviation Security Act"), the TSA, a division of the U.S. Department of Homeland Security, is responsible for certain civil aviation security matters. The Aviation Security Act addresses procedures for, among other things, flight deck security, the use of federal air marshals onboard flights, airport perimeter access security, airline crew security training, security screening of passengers, baggage, cargo, mail, employees, and vendors, training and qualifications of security screening personnel, provision of passenger data to U.S. Customs and Border Protection, and background checks. Under the Aviation Security Act, substantially all security screeners at airports are federal employees, and significant other elements of airline and airport security are overseen and performed by federal employees, including federal security managers, federal law enforcement officers, and federal air marshals.

TSA-mandated security procedures can have a negative effect on the Customer experience and the Company's operations. For example, in 2006, the TSA implemented security measures regulating the types of liquid items that can be carried onboard aircraft. In 2009, the TSA introduced its Secure Flight Initiative. As part of that initiative, the Company has begun collecting additional Customer data. The Secure Flight Initiative was created to help reduce the number of passengers who are misidentified as possible terrorists because their names are similar to those of people on security watch lists. The program standardized how names are matched, as well as added age and gender to a passenger's profile. Under the program, the Company is required to ask for Customer names exactly as they appear on a government-issued photo ID such as a passport or driver's license. In addition, the Company must ask Customers for their gender and date of birth. The TSA has also indicated its intent to expand its use of whole body imaging machines around the United States.

The Company has made significant investments to address the effect of security regulations, including investments in facilities, equipment, and technology to process Customers efficiently and restore the airport experience; however, the Company is not able to predict the ongoing impact, if any, that various security measures will have on Passenger revenues and the Company's costs, both in the short-term and the long-term.

Additional Information

The Company files annual, quarterly and current reports and other information with the SEC. These materials can be inspected and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these materials may also be obtained by mail at prescribed rates from the SEC's Public Reference Room at the above address. Information about the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC's Internet site is www.sec.gov.

On our website, www.rjet.com/investorrelations.html, we provide free of charge our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K as soon as reasonably practicable after they have been electronically filed or furnished to the Securities and Exchange Commission. The code of ethics, adopted by our Board of Directors, which applies to all our employees, can also be found on our website, www.rjet.com/investorrelations.html. Our audit committee charter is also available on our website.

ITEM 1A. RISK FACTORS

The following risk factors, in addition to the information discussed elsewhere herein, should be carefully considered in evaluating us and our business:

Risks Related To Our Operations

We are vulnerable to increases in aircraft fuel costs.

High oil prices may have a significant adverse impact on the future results of operations. We cannot predict the future cost and availability of fuel, or the impact of disruptions in oil supplies or refinery productivity based on natural disasters, which would affect our ability to compete. The unavailability of adequate fuel supplies could have an adverse effect on our

Frontier operations. In addition, larger airlines may have a competitive advantage because they pay lower prices for fuel, and other airlines, such as Southwest Airlines, may have substantial fuel hedges that give them a competitive advantage. Because fuel costs are now a significant portion of our operating costs, substantial changes in fuel costs can materially affect our operating results and/or cause us to reduce our scheduled operations at Frontier. Fuel prices continue to be susceptible to, among other factors, speculative trading in the commodities market, political unrest in various parts of the world, Organization of Petroleum Exporting Countries policy, the rapid growth of economies in China and India, the levels of inventory carried by the oil companies, the amount of reserves built by governments, refining capacity, and weather. These and other factors that impact the global supply and demand for aircraft fuel may affect our financial performance due to its high sensitivity to fuel prices. A one-cent change in the cost of each gallon of fuel would impact our pre-tax income by approximately $2.3 million per year based on our current fleet and aircraft fuel consumption.

Since the acquisitions of Midwest and Frontier, fuel has become a major component of our operating expenses, accounting for 24.4% of our total operating expenses for the year ended December 31, 2010. Our ability to pass on increased fuel costs has been and may continue to be limited by economic and competitive conditions.

We depend heavily on the Denver and Milwaukee markets to be successful.

Our business strategy for Frontier is focused on adding flights to and from our Denver and Milwaukee bases of operations. As of December 31, 2010, 95% of our flights originate or depart from Denver International Airport, known as DIA, and General Mitchell International Airport in Milwaukee, known as MKE (this does not include seasonal non-hub flying to Mexico). A reduction in our share of either market, increased competition, or reduced passenger traffic to or from or through Denver or Milwaukee could have an adverse effect on our financial condition and results of operations. In addition, our dependence on a hub system operating out of DIA makes us more susceptible to adverse weather conditions and other traffic delays in the Rocky Mountain region than some of our competitors that may be better able to spread these traffic risks over larger route networks.

We face intense competition by United Airlines, Southwest Airlines and other airlines at DIA and by AirTran, Southwest Airlines, and Delta Air Lines at MKE.

The airline industry is highly competitive. We compete with United in our hub in Denver, and we anticipate that we will compete with United in any additional markets we elect to serve in the future. United and United's regional airline affiliates are the dominant carriers out of DIA. In addition, Southwest Airlines started service to and from Denver in January 2006 and has grown significantly since then to become the third largest carrier at DIA. Southwest pricing has caused downward pressure on Frontier yields and any future Southwest exposure may place further downward pressure on our revenue. Fare wars, predatory pricing, and "capacity dumping," in which a competitor places additional aircraft on selected routes, and other competitive activities could adversely affect us. In Milwaukee, although Frontier is the largest carrier, we face competition from AirTran, Southwest Airlines, and Delta Air Lines. In addition, AirTran and Southwest Airlines have recently announced plans to merge, which may change the competitive landscape in DIA and MKE. The future activities of competing branded carriers in DIA, MKE and any other focus city from which we operate may have a material adverse effect on our revenue and results of operations.

Our fixed-fee business is dependent on our code-share relationships with our Partners.

We depend on relationships created by our regional jet fixed-fee code-share agreements with American, Continental, Delta, United and US Airways for all of our fixed-fee service revenues. Any material modification to, or termination of, our code-share agreements with any of these Partners could have a material adverse effect on our financial condition, results of our operations and the price of our common stock. Each of the code-share agreements contains a number of grounds for termination by our Partners, including our failure to meet specified performance levels.

In addition, because all of our fixed-fee service revenues are currently generated under the code-share agreements, if any one of them is terminated, we cannot assure you that we would be able to enter into substitute code-share arrangements, that any such substitute arrangements would be as favorable to us as the current code-share agreements or that we could successfully utilize those aircraft in our branded operations.

Our customers may react negatively to the consolidation of our branded service under the "Frontier" name.

As we move toward a unified branded operation, there may be customer dissatisfaction with the branding direction taken by us. Additionally, customers in certain markets may not respond positively or recognize the Frontier brand.

We may be unable to profitably redeploy smaller aircraft removed from service.

Certain of our Partners have indicated a desire to schedule fewer 50 seat aircraft. In addition, in most cases, the term of the aircraft lease or debt agreement exceeds the term of the aircraft under its respective code-share agreement. To the extent that aircraft are removed from service, we must either sell or sublease the aircraft to another party or redeploy it in order to cover our carrying expenses for that aircraft. Our inability to sell, sublease and/or redeploy aircraft that have been removed from fixed-fee service could have a material adverse effect on our financial condition, results of operations and the price of our common stock.

Further, as we review our branded fleet, we may determine to substitute larger aircraft for smaller aircraft. Our inability to profitably redeploy or dispose of the smaller aircraft could have a material adverse effect on our financial condition, results of operations and the price of our common stock.

The airline industry has recently gone through a period of consolidation and transition; consequently, we have fewer potential Partners.

Since 1978 and continuing to the present, the airline industry has undergone substantial consolidation, and it may in the future undergo additional consolidation. For example, recently AirTran and Southwest Airlines announced plans to merge, Continental and United completed a merger and in 2008, Delta and Northwest completed a merger. Other recent developments include the domestic code-share alliance between United and US Airways, and the merger of America West and US Airways. We, as well as our Partners, routinely monitor changes in the competitive landscape and engage in analysis and discussions regarding our strategic position, including potential alliances and business combination transactions. Further consolidation could limit the number of potential partners with whom we could enter into code-share relationships. Although none of our contracts with our Partners allow termination or are amendable in the event of consolidation, any additional consolidation or significant alliance activity within the airline industry could adversely affect our relationship with our Partners.

If the financial strength of any of our Partners decreases, our financial strength is at risk.

We are directly affected by the financial and operating strength of the Partners in our fixed-fee regional airline code-share business. In the event of a decrease in the financial or operational strength of any of our Partners, such Partner may be unable to make the payments due to us under its code-share agreement. In addition, it may reduce utilization of our aircraft to the minimum levels specified in the code-share agreements, and it is possible that any code-share agreement with a code-share Partner that files for reorganization under Chapter 11 of the bankruptcy code may not be assumed in bankruptcy and could be modified or terminated. Any such event could have an adverse effect on our operations and the price of our common stock. As of February 3, 2011, Standard & Poor's and Moody's, respectively, maintained ratings of B- and Caa1 for US Airways, B- and Caa1 for AMR Corp., the parent of American, B and B2 for Delta, and B and B2 for United Continental Holdings, Inc., the parent of United and Continental.

Our Partners may expand their direct operation of aircraft thus limiting the expansion of our relationships with them.

We depend on major airlines such as our Partners to contract with us instead of purchasing and operating their own aircraft. However, some major airlines own their own regional airlines and operate their own aircraft instead of entering into contracts with us or other regional carriers. For example, American and Delta have acquired many aircraft which they fly under their affiliated carriers, American Eagle, with respect to American, and Comair, with respect to Delta. In addition, US Airways is operating aircraft through its PSA subsidiary. We have no guarantee that in the future our Partners will choose to enter into contracts with us instead of purchasing their own aircraft or entering into relationships with competing regional airlines. They are not prohibited from doing so under our code-share agreements. In addition, US Airways previously announced that, pursuant to an agreement with its pilots, US Airways will not enter into agreements with its regional affiliates to fly E190 and higher capacity aircraft and it is possible that our other partners will make the same decision. A decision by US Airways, American, Delta, United, or Continental to phase out our contract based code-share relationships as they expire and instead acquire and operate their own aircraft or to enter into similar agreements with one or more of our competitors could have a material adverse effect on our financial condition, results of operations and the price of our common stock.

Any labor disruption or labor strikes by our employees or those of our Partners would adversely affect our ability to conduct our business.

All of our pilots, flight attendants, dispatchers, and aircraft appearance agents as well as our mechanics at Frontier are represented by unions. Collectively, these employees represent approximately 54% of our workforce. Although we have never had a work interruption or stoppage and believe our relations with our unionized employees are generally good, we are subject to risks of work interruption or stoppage and/or may incur additional administrative expenses associated with union representation of our employees. If we are unable to reach agreement with any of our unionized work groups on the amended terms of their collective bargaining agreements, we may be subject to work interruptions and/or stoppages. Any sustained work stoppages could adversely affect our ability to fulfill our obligations under our code-share agreements and could have a material adverse effect on our financial condition, results of operations and the price of our common stock.

Under the terms of our jet code-share agreement with US Airways, if we are unable to provide scheduled flights as a result of a strike by our employees, it is only required to pay us for certain fixed costs for specified periods. Under the terms of the code-share agreements with the remainder of our Partners, none of them are required to pay us any amounts during the period our employees are on strike and we are unable to provide scheduled flights. A sustained strike by our employees would require us to bear costs otherwise paid by our Partners.

In addition, a labor disruption other than a union authorized strike may materially impact our results of operations and could cause us to be in material breach of our code-share agreements, all of which require us to meet specified flight completion levels during specified periods. Our Partners have the right to terminate their code-share agreements if we fail to meet these completion levels.

Our Partners may be restricted in increasing the level of business that they conduct with us, thereby limiting our growth.

In general, the pilots' unions of certain major airlines have negotiated "scope clauses" in their collective bargaining agreements, known as CBAs, that restrict the number and/or size of aircraft that can be operated by the regional code-share partners of such major airlines.

The US Airways' pilot CBA provides that the total number of aircraft in US Airways operations not flown by US Airways pilots (which includes flying by partners under code-share arrangements) may not exceed 465. Within the overall 465 aircraft limit, there is no quantity limitation on the number of small regional jets (defined as aircraft configured with 78 or fewer seats) that may be flown by regional code-share partners. Also within the 465 total aircraft limit, US Airways can outsource up to 93 aircraft with more than 78, but fewer than 91 seats, including E175 and C900 aircraft. US Airways does not restrict the aircraft that its partners may fly for other carriers.

The American Airlines' pilot CBA prohibits regional code-share partners from operating aircraft with more than 50 seats, whether flown on behalf of American or for other carriers.

Delta's pilot CBA prohibits its regional code-share partners from operating aircraft with more than 76 seats, whether flown on behalf of Delta or for other carriers. Further, code-share partners may operate no more than 255 aircraft configured with 51 to 76 seats (including 120 aircraft configured with 71 to 76 seats, subject to increase with increases in Delta's fleet size).

United's pilot CBA prohibits code-share partners from operating aircraft on behalf of United configured with more than 70 seats or weighing more than 80,000 pounds. However, this limitation does not apply to aircraft flown by the code-share partner on behalf of carriers other than United.

Continental's pilot CBA prohibits code-share partners from operating aircraft on behalf of Continental configured with more than 50 seats. However, similar to United's restriction, this limitation does not apply to aircraft flown by the code-share partner on behalf of carriers other than Continental.

We have significant debt and off-balance sheet obligations and any inability to pay would adversely impact our operations.

The airline business is very capital intensive and, as a result, many airline companies are highly leveraged. During the years ended December 31, 2010 and 2009, our mandatory debt service payments for aircraft totaled $319.4 million and $278.3 million, respectively, and our mandatory lease payments totaled $233.8 million and $194.3 million, respectively. We have significant lease obligations with respect to our aircraft, which aggregated approximately $1.5 billion and $1.6 billion at December 31, 2010 and 2009, respectively.

We have a significant amount of variable interest rate debt. Approximately $482.7 million and $506.8 million of our debt as of December 31, 2010 and 2009, respectively, is subject to variable market interest rates. If rates increase significantly, our results of operations and cash flows could be adversely impacted.

There can be no assurance that our operations will generate sufficient cash flow to make such payments or that we will be able to obtain financing to acquire the additional aircraft or make other capital expenditures necessary for our expansion. If we default under our loan or lease agreements, the lender/lessor has available extensive remedies, including, without limitation, repossession of the respective aircraft and other assets. Even if we are able to timely service our debt, the size of our long-term debt and lease obligations could negatively affect our financial condition, results of operations and the price of our common stock in many ways, including:

- increasing the cost, or limiting the availability of, additional financing for working capital, acquisitions or other purposes;
- limiting the ways in which we can use our cash flow, much of which may have to be used to satisfy debt and lease obligations; and
- adversely affecting our ability to respond to changing business or economic conditions.

We may be unable to continue to comply with financial covenants in certain financing agreements, which, if not complied with, could materially and adversely affect our liquidity and financial condition.

We are required to comply with certain financial covenants under certain of our financing arrangements. We are required to maintain $125 million of unrestricted cash, maintain certain cash flow, debt service coverage and working capital covenants. As of December 31, 2010, we were in compliance with all our covenants.

We currently depend on Embraer and Airbus to support our fleet of aircraft.

We rely on Embraer as the manufacturer of substantially all of our regional jets and on Airbus as the manufacturer of our narrow-body jets. Our risks in relying primarily on a single manufacturer for each aircraft type include:

- the failure or inability of Embraer or Airbus to provide sufficient parts or related support services on a timely basis;
- the interruption of fleet service as a result of unscheduled or unanticipated maintenance requirements for these aircraft;
- the issuance of FAA directives restricting or prohibiting the use of Embraer or Airbus aircraft or requiring time-consuming inspections and maintenance; and
- the adverse public perception of a manufacturer as a result of an accident or other adverse publicity.

Our operations could be materially adversely affected by the failure or inability of Embraer, Airbus or any key component manufacturers to provide sufficient parts or related support services on a timely basis or by an interruption of fleet service as a result of unscheduled or unanticipated maintenance requirements for our aircraft.

Reduced utilization levels of our aircraft under the fixed-fee agreements would adversely impact our revenues, earnings and liquidity.

Our agreements with our Partners require each of them to schedule our aircraft to a minimum level of utilization. However, the aircraft have historically been utilized more than the minimum requirement. Even though the fixed-fee rates may adjust, either up or down, based on scheduled utilization levels or require a fixed amount per day to compensate us for our fixed costs, if our aircraft are at or below the minimum requirement (including taking into account the stage length and frequency of our scheduled flights) we will likely lose both the opportunity to recover a margin on the variable costs of flights that would have been flown if our aircraft were more fully utilized and the opportunity to earn incentive compensation on such flights.

Increases in our labor costs, which constitute a substantial portion of our total operating costs, will directly impact our earnings.

Labor costs constitute a significant percentage of our total operating costs, and we have experienced pressure to increase wages and benefits for our employees. Under our code-share agreements, our reimbursement rates contemplate labor costs that increase on a set schedule generally tied to an increase in the consumer price index or the actual increase in the contract. We are entirely responsible for our labor costs, and we may not be entitled to receive increased payments for our flights from our Partners if our labor costs increase above the assumed costs included in the reimbursement rates. As a result, a significant increase in our labor costs above the levels assumed in our reimbursement rates could result in a material reduction in our earnings. Many of our employees within our Frontier operations experienced a reduction in pay levels during the Frontier bankruptcy. Any restoration of these reductions in pay levels will increase our labor costs.

We have collective bargaining agreements with our pilots, flight attendants, dispatchers, mechanics, material specialists and aircraft appearance agents. We cannot assure that future agreements with our employees' unions will be on terms in line with our expectations or comparable to agreements entered into by our competitors, and any future agreements may increase our labor costs and reduce both our income and our competitiveness for future business opportunities. As of December 31, 2010, approximately 54% of the Company's workforce is employed under union contracts. Because of the high level of unionization among our employees, we are subject to risks of work interruption or stoppage and/or the incurrence of additional expenses associated with union representation of our employees. We have never experienced any work stoppages or other job actions and generally consider our relationship with our employees to be good. The union contract for our pilots and our flight attendants, except Frontier's pilots, is currently amendable. The union contracts for our mechanics and tool room attendants and our material specialists are amendable in 2011.

Our credit card processors have the ability to increase their holdbacks in certain circumstances. The initiation of such holdbacks likely would have a material adverse effect on our liquidity.

In our Frontier business, most of the tickets we sell are paid for by customers who use credit cards. Our credit card processing agreements generally provide for a 95% holdback of receivables. If circumstances were to occur that would allow our processor to increase their holdbacks, our liquidity would be negatively impacted.

Our business could be harmed if we lose the services of our key personnel.

Our business depends upon the efforts of our Chief Executive Officer, Bryan Bedford, and our other key management and operating personnel. American can terminate its code-share agreement if we replace Mr. Bedford without its consent, which cannot be unreasonably withheld. We may have difficulty replacing management or other key personnel who leave and, therefore, the loss of the services of any of these individuals could harm our business. We maintain a "key man" life insurance policy in the amount of $5 million for Mr. Bedford, but this amount may not adequately compensate us in the event we lose his services.

On November 3, 2010, we and our Chief Financial Officer, Robert Hal Cooper, entered into an agreement pursuant to which Mr. Cooper will serve as Chief Financial Officer through at least April 1, 2011. We are interviewing both internal and external candidates for the chief financial officer position and expect to name a replacement before Mr. Cooper departs. We anticipate a smooth transition of responsibilities from Mr. Cooper to his successor.

We may experience difficulty finding, training and retaining employees.

The airline industry is experiencing a shortage of qualified personnel, specifically pilots and maintenance technicians. In addition, as is common with most of our competitors, we have, from time to time, faced considerable turnover of our employees. Our pilots, flight attendants and maintenance technicians sometimes leave to work for larger airlines, which generally offer higher salaries and more extensive benefit programs than regional airlines or other low cost carriers are financially able to offer. Should the turnover of employees, particularly pilots and maintenance technicians, sharply increase, the result will be significantly higher training costs than otherwise would be necessary. An inability to recruit, train and retain qualified employees may adversely impact our performance.

Our acquisition of Midwest and Frontier affects the comparability of our historical financial results.

Our results of operations for the year ended December 31, 2010 includes a full year impact of our Frontier and Midwest acquisitions, while our 2009 results of operations include the results of Midwest for five months and Frontier for three months, and the results for the year ended December 31, 2008 and all prior periods do not include Midwest and Frontier. This complicates the ability to compare our results of operations and statement of cash flows.

We experience high costs at DIA, which may impact our results of operations.

Our largest hub of flight operations is DIA where we experience high costs. Financed through revenue bonds, DIA depends on landing fees, gate rentals, income from airlines and the traveling public, and other fees to generate income to service its debt and to support its operations. Our cost of operations at DIA will vary as traffic increases or diminishes at the airport or as significant improvement projects are undertaken by the airport. We believe that our operating costs at DIA exceed those that other airlines incur at most hub airports in other cities, which decreases our ability to compete with other airlines with lower costs at their hub airports.

Our maintenance expenses may be higher than we anticipate and will increase as our fleet ages.

We bear the cost of all routine and major maintenance on our owned and leased aircraft. Maintenance expenses comprise a significant portion of our operating expenses. In addition, we are required periodically to take aircraft out of service for heavy maintenance checks, which can increase costs and reduce revenue. We also may be required to comply with regulations and airworthiness directives the FAA issues, the cost of which our aircraft lessors may only partially assume depending upon the magnitude of the expense. Although we believe that our owned and leased aircraft are currently in compliance with all FAA issued airworthiness directives, additional airworthiness directives likely will be required in the future, necessitating additional expense.

Because the average age of our Embraer aircraft is approximately 5.5 years old and that of our Airbus aircraft is approximately 6.0 years old, our aircraft require less maintenance now than they will in the future. We have incurred lower maintenance expenses because most of the parts on our aircraft are under multi-year warranties. Our maintenance costs will increase significantly as our fleet ages and these warranties expire.

Our ability to utilize net operating loss carry-forwards may be limited.

At December 31, 2010, we had estimated federal net operating loss carry-forwards, which we refer to as NOLs, of $1.3 billion for federal income tax purposes that begin to expire in 2015. We have recorded a valuation allowance for $345 million of those NOLs. Section 382 of the Internal Revenue Code, which we refer to as Section 382, imposes limitations on a corporation's ability to utilize NOLs if it experiences an "ownership change." In general terms, an ownership change may result from transactions increasing the ownership of certain stockholders in the stock of a corporation by more than 50 percentage points over a three-year period. In the event of an ownership change, utilization of our NOLs would be subject to an annual limitation under Section 382. Any unused NOLs in excess of the annual limitation may be carried over to later years.

The imposition of a limitation on our ability to use our NOLs to offset future taxable income could cause U.S. federal income taxes to be paid earlier than otherwise would be paid if such limitation were not in effect and could cause such NOLs to expire unused, reducing or eliminating the benefit of such NOLs. Based on analysis that we performed, we believe we have not experienced a change in ownership as defined by Section 382, and, therefore, our NOLs are not currently under any Section 382 limitation, except for NOLs acquired from Frontier.

The lack of marketing alliances could harm our Frontier business.

Many branded airlines have marketing alliances with other airlines, under which they market and advertise their status as marketing alliance partners. Among other things, they share the use of two-letter flight designator codes to identify their flights and fares in the computerized reservation systems and permit reciprocity in their frequent flyer programs. Frontier does not have an extensive network of marketing partners. The lack of marketing alliances and limited international presence puts us at a competitive disadvantage to global network carriers, whose ability to attract passengers through more widespread alliances, particularly on international routes, may adversely affect our passenger traffic and our results of operations.

We rely heavily on automated systems and technology to operate our Frontier business and any failure of these systems could harm our business.

We are increasingly dependent on automated systems, information technology personnel and technology to operate our Frontier business, enhance customer service and achieve low operating costs, including our computerized airline reservation system, telecommunication systems, website, check-in kiosks and in-flight entertainment systems. Substantial or repeated system failures to any of the above systems could reduce the attractiveness of our services and could result in our customers purchasing tickets from another airline. Any disruptions in these systems or loss of key personnel could result in the loss of important data, increase our expenses and generally harm our business. In addition, we have experienced an increase in customers booking flights on our airline through third-party websites, which has increased our distribution costs. If any of these third-party websites experiences system failure or discontinues listing our flights on its systems, our bookings and revenue may be adversely impacted.

We implement improvements to our website and reservations system from time to time. Implementation of changes to these systems may cause operational and financial disruptions if we experience transition or system cutover issues, if the new systems do not perform as we expect them to, or if vendors do not deliver systems upgrades or other components on a timely basis. Any such disruptions may have the effect of discouraging some travelers from purchasing tickets from us and increasing our reservations staffing.

We are at risk of losses stemming from an accident involving any of our aircraft.

While we have never had a crash causing death or serious injury over our 36 year history, it is possible that one or more of our aircraft may crash or be involved in an accident in the future, causing death or serious injury to individual air travelers and our employees and destroying the aircraft and the property of third parties.

In addition, if one of our aircraft were to crash or be involved in an accident we would be exposed to significant tort liability. Such liability could include liability arising from the claims of passengers or their estates seeking to recover damages for death or injury. There can be no assurance that the insurance we carry to cover such damages will be adequate. Accidents could also result in unforeseen mechanical and maintenance costs. In addition, any accident involving an aircraft that we operate could create a public perception that our aircraft are not safe, which could result in air travelers being reluctant to fly on our aircraft and a decrease in revenues. Such a decrease could materially adversely affect our financial condition, results of operations and the price of our common stock.

Customer loyalty may be affected due to diminishing product differentiation.

Frontier's branded business strategy includes a premium travel experience at competitive fares. The Company seeks to differentiate itself through better customer service throughout the customer's travel experience. Any loss of customers due to diminishing product differentiation could harm our business.

Risks Associated with the Airline Industry

The airline industry is highly competitive.

Within the airline industry, we not only compete with major and other regional airlines, some of which are owned by or operated as partners of major airlines, but we also face competition from low-fare airlines and major airlines on many of our routes, including carriers that fly point to point instead of to or through a hub.

Some of our competitors are larger and have significantly greater financial and other resources than we do. Moreover, federal deregulation of the industry allows competitors to rapidly enter our markets and to quickly discount and restructure fares. The airline industry is particularly susceptible to price discounting because airlines incur only nominal costs to provide service to passengers occupying otherwise unsold seats.

In addition to traditional competition among airlines, the industry faces competition from video teleconferencing and other methods of electronic communication. New advances in technology may add a new dimension of competition to the industry as business travelers seek lower-cost substitutes for air travel.

If passengers perceive the operations of regional aircraft as being unsafe, our business may be harmed.

In February 2009, Colgan Flight 3407, operating as Continental Connection, crashed on its approach into Buffalo, New York. A total of 50 people were killed. Since the date of this tragedy, there have been numerous press reports questioning some of the operating policies of regional airlines. In response, there have also been legislative initiatives aimed at heightening safety requirements, such as The Airline Safety and Pilot Training Improvement Act of 2009. Although our regional jets have never had a crash causing death or serious injury in over 36 years of operations, should the public perceive regional aircraft as less safe our Partners may be less inclined to renew our contracts in the future or should new legislation impose additional burdens on us, our financial condition, results of operations and the price of our common stock could be materially adversely effected.

High fuel costs would harm the airline industry.

A return to higher fuel prices would harm the airline industry's financial condition and results of operations. Fuel costs constitute a substantial portion of the total operating expenses of the airline industry. Historically, fuel costs have been subject to wide price fluctuations based on geopolitical issues, supply and demand and other factors. Fuel availability is also affected by demand for home heating oil, gasoline and other petroleum products. Because of the effect of these events on the price and availability of fuel, the cost and future availability of fuel cannot be predicted with any degree of certainty. Further, in the event of a fuel supply shortage or further increases in fuel prices, a curtailment of scheduled service could result.

The airline industry has been subject to a number of strikes, which could affect our business.

The airline industry has been negatively impacted by a number of labor strikes. Any new collective bargaining agreement entered into by other carriers may result in higher industry wages and increase pressure on us to increase the wages and benefits of our employees. Furthermore, since each of our Partners is a significant source of our operating revenues, any labor disruption or labor strike by the employees of any one of our Partners could have a material adverse effect on our financial condition, results of operations and the price of our common stock.

Airlines are often affected by certain factors beyond their control, including weather conditions, which can affect their operations.

Generally, revenues for airlines depend on the number of passengers carried, the fare paid by each passenger and service factors, such as the timeliness of departure and arrival. During periods of fog, ice, low temperatures, storms or other adverse weather conditions, flights may be cancelled or significantly delayed. For example, in early 2010, winter storms throughout the country forced us to cancel an abnormal portion of our operations. Under our fixed-fee code-share agreements, our regional airline business is partially protected against cancellations due to weather or air traffic control, although these factors may affect our ability to receive incentive payments for flying more than the minimum number of flights specified in our code-share agreements. Should we enter into pro-rate revenue sharing agreements in the future our regional airline business will not be protected against weather or air traffic control cancellations and our operating revenues could suffer as a result. Our branded operations are not insulated against weather or air traffic control cancellations.

Future economic recessions could result in weaker demand for air travel and may create challenges for us that could have a material adverse effect on our business and results of operations.

Demand for air travel could weaken in an economic recession. Economic weakness in the United States and international economies could have a significant negative impact on our results of operations.

The airline industry is heavily regulated.

Airlines are subject to extensive regulatory and legal compliance requirements, both domestically and internationally, that involve significant costs. In the last several years, the FAA has issued a number of directives and other regulations relating to the maintenance and operation of aircraft that have required us to make significant expenditures. FAA requirements cover, among other things, retirement of older aircraft, security measures, collision avoidance systems, airborne wind shear avoidance systems, noise abatement, commuter aircraft safety and increased inspection and maintenance procedures to be conducted on older aircraft.

We incur substantial costs in maintaining our current certifications and otherwise complying with the laws, rules and regulations to which we are subject. We cannot predict whether we will be able to comply with all present and future laws, rules, regulations and certification requirements or that the cost of continued compliance will not significantly increase our costs of doing business.

The FAA has the authority to issue mandatory orders relating to, among other things, the grounding of aircraft, inspection of aircraft, installation of new safety related items and removal, replacement or modification of aircraft parts that have failed or may fail in the future. A decision by the FAA to ground, or require time consuming inspections of or maintenance on, all or any of our Embraer or Airbus aircraft, for any reason, could negatively impact our results of operations.

In addition to state and federal regulation, airports and municipalities enact rules and regulations that affect our operations. From time to time, various airports throughout the country have considered limiting the use of smaller aircraft, such as Embraer or Bombardier aircraft, at such airports. The imposition of any limits on the use of Embraer or Bombardier aircraft at any airport at which we operate could interfere with our obligations under our code-share agreements and severely interrupt our business operations.

Additional laws, regulations, taxes and airport rates and charges have been proposed from time to time that could significantly increase the cost of airline operations or reduce revenues. For instance, "passenger bill of rights" legislation was introduced in Congress that, if enacted, would have, among other things, required the payment of compensation to passengers as a result of certain delays and limited the ability of carriers to prohibit or restrict usage of certain tickets. This legislation is not currently active but if it is reintroduced, these measures could have the effect of raising ticket prices, reducing revenue and increasing costs. Several state legislatures have also considered such legislation, and the State of New York in fact implemented a "passenger bill of rights" that was overturned by a federal appeals court in 2008. The DOT has imposed restrictions on the ownership and transfer of airline routes and takeoff and landing slots at certain high-density airports, including New York LaGuardia and Reagan National. In addition, as a result of the terrorist attacks in New York and Washington, D.C. in September 2001, the FAA and the TSA have imposed stringent security requirements on airlines. We cannot predict what other new regulations may be imposed on airlines and we cannot assure you that laws or regulations enacted in the future will not materially adversely affect our financial condition, results of operations and the price of our common stock.

The airline industry is seasonal and cyclical resulting in unpredictable liquidity and passenger revenues.

Because the airline industry is seasonal and cyclical, our revenues related to Frontier will fluctuate throughout the year. Our weakest travel periods are generally during the quarters ending in March and December. The airline industry is also a highly cyclical business with substantial volatility. Our operating and financial results are likely to be negatively impacted by national or regional economic conditions in the U.S., and particularly in Colorado and Wisconsin.

We are in a high fixed cost business and any unexpected decrease in revenue would harm us.

The airline industry is characterized by low profit margins and high fixed costs primarily for personnel, fuel, aircraft ownership and lease costs and other rents. The expenses of an aircraft flight do not vary significantly with the number of passengers carried and, as a result, a relatively small change in the number of passengers or in pricing would have a disproportionate effect on the operating and financial results of Frontier and possibly on us as a whole. We are often affected by factors beyond our control, including weather conditions, traffic congestion at airports and increased security measures, and irrational pricing from competitors, any of which could harm our operating results and financial condition.

Risks Related To Our Common Stock

Our stock price is volatile.

Since our common stock began trading on The NASDAQ National Market (now the NASDAQ Global Select Market) on May 27, 2004, the market price of our common stock has ranged from a low of $4.10 to a high of $23.88 per share. The market price of our common stock may continue to fluctuate substantially due to a variety of factors, many of which are beyond our control, including:

- announcements concerning our Partners, competitors, the airline industry or the economy in general;
- strategic actions by us, our Partners or our competitors, such as acquisitions or restructurings;
- the results of our operations;
- media reports and publications about the safety of our aircraft or the aircraft types we operate;
- new regulatory pronouncements and changes in regulatory guidelines;
- general and industry specific economic conditions, including the price of oil;
- changes in financial estimates or recommendations by securities analysts;
- sales of our common stock or other actions by investors with significant shareholdings or our Partners; and
- general market conditions.

The stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

In the past, stockholders have sometimes instituted securities class action litigation against companies following periods of volatility in the market price of their securities. Any similar litigation against us could result in substantial costs, divert management's attention and resources and harm our business.

Future sales of our common stock by our stockholders or insiders could depress the price of our common stock.

Sales of a large number of shares of our common stock or the availability of a large number of shares for sale could adversely affect the market price of our common stock and could impair our ability to raise funds in additional stock offerings. Sales of shares by insiders could be perceived negatively by the investment community.

Our incorporation documents and Delaware law have provisions that could delay or prevent a change in control of our company, which could negatively affect your investment.

Our certificate of incorporation and bylaws and Delaware law contain provisions that could delay or prevent a change in control of our company that stockholders may consider favorable. Certain of these provisions:

- authorize the issuance of up to 5,000,000 shares of preferred stock that can be created and issued by our board of directors without prior stockholder approval, commonly referred to as "blank check" preferred stock, with rights senior to those of our common stock;

- limit the persons who can call special stockholder meetings;

- provide that a supermajority vote of our stockholders is required to amend our certificate of incorporation or bylaws; and

- establish advance notice requirements to nominate directors for election to our board of directors or to propose matters that can be acted on by stockholders at stockholder meetings.

These and other provisions in our incorporation documents and Delaware law could allow our board of directors to affect your rights as a stockholder by making it more difficult for stockholders to replace board members. Because our board of directors is responsible for appointing members of our management team, these provisions could in turn affect any attempt to replace the current management team. In addition, these provisions could deprive our stockholders of opportunities to realize a premium on the shares of common stock owned by them.

Our charter documents include provisions limiting voting by foreign owners.

Our certificate of incorporation provides that shares of capital stock may not be voted by or at the direction of persons who are not citizens of the United States if the number of such shares would exceed applicable foreign ownership restrictions. U.S. law currently requires that no more than 25% of the voting stock of our company or any other domestic airline may be owned directly or indirectly by persons who are not citizens of the United States. However, up to 49% of the total equity of our company or any other domestic airline may be owned directly or indirectly by persons who are not citizens of the United States

ITEM 1B. UNRESOLVED STAFF COMMENTS

None

ITEM 2. PROPERTIES

Flight Equipment

As of December 31, 2010, we operated 275 aircraft as described in the following table:

Type	Total Aircraft	Owned	Leased	Average Age (in years)	Seats in Standard Configuration
E135/140LR	21	12	9	7.0	44
E145LR [(1)]	57	22	35	8.6	50
E170/175LR	129	106	23	4.3	70-86
E190LR	15	10	5	1.3	99
A318	5	5	—	7.2	120
A319	38	4	34	6.8	136
A320	7	2	5	1.1	162
Q400	3	3	—	2.8	74
Total	275	164	111		

(1) Two of these aircraft are used for charter service and as spares.

In addition to the aircraft listed above, we have three A319's being prepped for service into Frontier operations in the first quarter of 2011, we subleased eleven E145 aircraft to a foreign airline, we subleased one Q400 aircraft to another US airline, and we have two Q400 aircraft classified as held-for-sale as of December 31, 2010.

All of our leased aircraft are leased by us pursuant to operating leases, with current lease expirations ranging from 2013 to 2024. We have fixed-price purchase options under most of these leases after nine to 14 years of the lease term. Furthermore, we have options to renew most of the leases for an additional three to four years, or purchase the leased aircraft at the conclusion of their current lease terms at fair market value.

Ground Operations and Properties

As of December 31, 2010, our facilities are summarized in the following table:

Facility	Square Feet	Location
Corporate Office - Republic	83,100	Indianapolis, IN
Training Facility	20,400	Plainfield, IN
Maintenance Hangar	110,500	Indianapolis, IN
Maintenance Hangar/Office	232,100	Columbus, OH
Maintenance Hangar	70,000	Louisville, KY
Maintenance Hangar/Office	86,000	Pittsburgh, PA
Corporate Office - Frontier	77,500	Denver, CO
Reservations Facility	16,000	Denver, CO
Maintenance Hangar	81,300	Kansas City, KS
Maintenance Hangar	26,000	Honolulu, HI
Maintenance Hangar	194,300	Milwaukee, WI

Our employees perform substantially all routine airframe and engine maintenance and periodic inspection of equipment. Our Partners or third parties provide ground support services and ticket handling services in all cities we serve our Partners and we provide ground support services and ticket handling services for the majority of our branded operations.

We lease all of our facilities, except the maintenance hangar in Honolulu, HI, which we own. All leased facilities are subject to either long-term leases or on a month to month basis.

We believe that our current facilities, along with our planned additional facilities, are adequate for the current and foreseeable needs of our business.

ITEM 3. LEGAL PROCEEDINGS

We are subject to certain legal and administrative actions, which we consider routine to our business activities. Management believes that the ultimate outcome of any pending legal matters will not have a material adverse effect on our financial position, liquidity or results of operations.

ITEM 4. [Reserved]

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Price

Our common stock began trading on The NASDAQ National Market (now the NASDAQ Global Select Market) on May 27, 2004 and is traded under the symbol "RJET." Prior to that date, there was no public market for our common stock. The following table sets forth the high and low sales prices of our common stock for the periods indicated.

Year Ended December 31, 2009	High	Low
First Quarter	$ 10.94	$ 4.23
Second Quarter	8.34	4.10
Third Quarter	10.64	4.85
Fourth Quarter	10.29	6.39
Year Ended December 31, 2010		
First Quarter	$ 7.65	$ 4.48
Second Quarter	6.80	5.25
Third Quarter	8.58	4.74
Fourth Quarter	9.58	6.83

As of December 31, 2010 there were 5,652 stockholders of record of our common stock. We have never paid cash dividends on our common stock. The payment of future dividends is within the discretion of our board of directors and will depend upon our future earnings, our capital requirements, bank or other lender financing, financial condition and other relevant factors.

Performance Graph


COMPARISON OF CUMULATIVE TOTAL RETURN
AMONG REPUBLIC AIRWAYS HOLDINGS, INC.,
NASDAQ COMPOSITE INDEX AND PEER GROUP INDEX
$175
$150
$125
$100
$75
$50
$25
$0
DOLLARS
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07
Mar-08
Jun-08
Sep-08
Dec-08
Mar-09
Jun-09
Sep-09
Dec-09
Mar-10
Jun-10
Sep-10
Dec-10
Republic Airways Holdings, Inc.
NASDAQ Composite Index
Peer Group Index
ASSUMES $100 INVESTED ON JAN. 01, 2006
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING DEC. 31, 2010

The above graph compares the performance of the Company from May 27, 2004 through December 31, 2010, against the performance of (i) the Composite Index for NASDAQ Stock Market (U.S. Companies) and (ii) an index of companies engaged in air transportation (SIC 4512 and 4513), including regional airlines, whose stocks trade on the NASDAQ, for the same period.

Below is a summary of the equity compensation plans as of December 31, 2010:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A)
Equity compensation plans approved by security holders			
Options outstanding under the 2002 Equity Incentive Plan	1,285,169	$ 15.26	55,215
Options outstanding under the 2007 Equity Incentive Plan	4,004,750	11.88	304,792
Equity compensation plans not approved by security holders	—	—	—
Total	5,289,919	$ 12.69	360,007

Unregistered Sales of Equity Securities

None

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data and operating statistics should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations, and the consolidated financial statements and related notes included in Item 8 of this Annual Report on Form 10-K.

	Years Ended December 31,				
	2010 (1)	2009 (1)	2008	2007	2006
	(in thousands, except per share amounts)				
Statement of Income (Loss) Data:					
Operating revenues:					
Fixed-fee service	$ 1,030,306	$ 1,180,209	$ 1,462,211	$ 1,274,607	$ 1,118,226
Passenger service	1,541,320	421,043	—	—	—
Cargo and other	82,025	40,966	17,544	18,070	24,852
Total operating revenues	2,653,651	1,642,218	1,479,755	1,292,677	1,143,078
Operating expenses:					
Wages and benefits	549,889	342,364	252,336	226,521	175,483
Aircraft fuel (2)	616,930	236,620	327,791	296,573	325,500
Landing fees and airport rents	170,683	96,915	59,891	53,684	41,993
Aircraft and engine rent	240,563	156,773	134,206	124,961	94,773
Maintenance and repair	255,802	211,503	169,425	130,237	105,198
Insurance and taxes	45,525	28,105	25,793	19,039	17,652
Depreciation and amortization	204,522	163,584	133,206	106,594	92,228
Promotion and sales	134,787	36,265	—	—	—
Goodwill impairment	—	113,759	—	—	—
Other impairment charges	11,473	8,800	—	—	—
Gain on bargain purchase	—	(203,698)	—	—	—
Other	290,123	179,828	122,012	104,790	77,658
Total operating expenses	2,520,297	1,370,818	1,224,660	1,062,399	930,485
Operating income	133,354	271,400	255,095	230,278	212,593
Other income (expense):					
Interest expense	(151,662)	(144,994)	(131,856)	(107,323)	(91,128)
Other - net	(3,235)	9,784	14,176	11,013	9,944
Total other expense	(154,897)	(135,210)	(117,680)	(96,310)	(81,184)
Income (loss) before income taxes	(21,543)	136,190	137,415	133,968	131,409
Income tax expense (benefit)	(7,697)	99,805	52,835	51,210	51,899
Net income (loss)	(13,846)	36,385	84,580	82,758	79,510
Add: Net loss attributable to noncontrolling interest in Mokulele Flight Service Inc.	—	3,270	—	—	—
Net income (loss) of the Company	$ (13,846)	$ 39,655	$ 84,580	$ 82,758	$ 79,510
Net income (loss) available for common stockholders per share:					
Basic	$ (0.38)	$ 1.15	$ 2.43	$ 2.05	$ 1.89
Diluted	$ (0.38)	$ 1.13	$ 2.42	$ 2.02	$ 1.82
Weighted average common shares outstanding:					
Basic	35,976,338	34,598,683	34,855,190	40,350,256	42,149,668
Diluted	35,976,338	35,699,115	34,949,152	41,045,644	43,615,946
Other Financial Data:					
Net cash from:					
Operating activities	$ 256,418	$ 168,618	$ 242,287	$ 280,490	$ 229,147
Investing activities	$ 2,512	$ 3,385	$ (81,938)	$ (76,468)	$ (114,510)
Financing activities	$ (125,312)	$ (144,127)	$ (194,697)	$ (235,546)	$ (81,114)

	Years Ended December 31,				
	2010 [1]	2009 [1]	2008	2007	2006
Airline Operating Data:					
Passengers carried (000's)	31,959	22,984	18,918	16,287	12,666
Revenue passenger miles (000's) [3]	21,143,825	12,905,590	9,700,978	8,581,836	6,650,399
Available seat miles (000's) [4]	26,547,253	17,116,528	13,213,701	11,511,795	9,154,719
Passenger load factor [5]	79.6%	75.4%	73.4%	74.5%	72.6%
Revenue per available seat mile [6]	$ 0.100	$ 0.096	$ 0.112	$ 0.112	$ 0.125
Cost per available seat mile [7]	$ 0.100	$ 0.093	$ 0.103	$ 0.102	$ 0.112
Average passenger trip length (miles)	662	562	513	527	525
Number of aircraft in operations (end of period):					
Regional Jets:					
Owned	150	150	142	131	109
Leased	72	78	79	88	62
Airbus:					
Owned	11	13	—	—	—
Leased	39	38	—	—	—
Q400:					
Owned	3	6	—	—	—
Leased	—	5	—	—	—
Total aircraft	275	290	221	219	171

	As of December 31,				
	2010	2009	2008	2007	2006
Consolidated Balance Sheet Data:			(in thousands)		
Cash and cash equivalents	$ 291,150	$ 157,532	$ 129,656	$ 164,004	$ 195,528
Aircraft and other equipment—net	3,173,486	3,418,160	2,692,410	2,308,726	1,889,717
Total assets	4,348,701	4,450,472	3,236,578	2,773,078	2,358,441
Long-term debt, including current maturities	2,577,683	2,789,419	2,277,845	1,913,580	1,568,803
Total stockholders' equity	609,683	517,880	475,939	426,086	508,829

[1] The full year 2010 and 2009 are not comparable to the years ended December 31, 2008, 2007, and 2006. The results of operations for 2009 include Midwest beginning in August 2009 and Frontier in October 2009 and include 12 months of the results of operations for Midwest and Frontier during 2010. We also reclassified $31.4 million of on-board sales of LiveTV, liquor and food and baggage fees recorded in other revenues to passenger revenues in our December 31, 2009 consolidated statement of income (loss). These reclassifications had no effect on previously reported operating income or net income.

[2] As of December 31, 2010, all of our Partners provide substantially all of our aircraft fuel for our fixed fee business and the increase in fuel expense was primarily attributable to a full year of expense related to flying completed in our Frontier operations. Beginning in May 2009 and June 2009, we did not record fuel expense and the related revenue for the American and Delta operations, respectively. United started directly supplying fuel for certain locations in January 2007. All fuel related to the Continental and US Airways operations is directly supplied as well. Prior to the acquisition of Midwest and Mokulele, all fuel was directly supplied by them. Prior to the acquisition of Frontier, Frontier directly supplied fuel until the aircraft were removed from service during the second quarter of 2008.

[3] Passengers carried multiplied by miles flown.

[4] Passenger seats available multiplied by miles flown.

[5] Revenue passenger miles divided by available seat miles.

[6] Total airline operating revenues divided by available seat miles.

(7) Total operating and interest expenses excluding goodwill impairment and other impairment charges as well as the gain on bargain purchase divided by available seat miles. Total operating and interest expenses excluding goodwill impairment and other impairment charges as well as the gain on bargain purchase is not a calculation based on accounting principles generally accepted in the United States of America and should not be considered as an alternative to total operating expenses. Cost per available seat mile utilizing this measurement is included as it is a measurement recognized by the investing public relative to the airline industry.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a Delaware holding company organized in 1996 that offers scheduled passenger services through our wholly-owned operating air carrier subsidiaries: Chautauqua Airlines, Inc. ("Chautauqua"), Shuttle America Corporation ("Shuttle"), Republic Airline Inc. ("Republic Airline"), Frontier Airlines, Inc. ("Frontier"), and Lynx Airlines, Inc. ("Lynx"). Unless the context indicates otherwise, the terms the "Company," "we," "us," or "our," refer to Republic Airways Holdings Inc. and our subsidiaries.

As of December 31, 2010, our operating subsidiaries offered scheduled passenger service on approximately 1,540 flights daily to 128 cities in 41 states, Canada, Mexico, and Costa Rica under our Frontier operations, and through fixed-fee code-share agreements with AMR Corp., the parent of American Airlines, Inc. ("American"), Continental Airlines, Inc. ("Continental"), Delta Air Lines, Inc. ("Delta"), United Air Lines, Inc. ("United"), and US Airways, Inc. ("US Airways") (collectively referred to as our "Partners"). Currently, we provide our Partners with fixed-fee regional airline services, operating as AmericanConnection, Continental Express, Delta Connection, United Express, or US Airways Express, including service out of their hubs and focus cities.

We have long-term, fixed-fee regional jet code-share agreements with each of our Partners that are subject to our maintaining specified performance levels. Pursuant to these fixed-fee agreements, which provide for minimum aircraft utilization at fixed rates, we are authorized to use our Partners' two-character flight designation codes to identify our flights and fares in our Partners' computer reservation systems, to paint our aircraft in the style of our Partners, to use their service marks and to market ourselves as a carrier for our Partners. Our fixed-fee agreements have historically limited our exposure to fluctuations in fuel prices, fare competition and passenger volumes. Our development of relationships with multiple major airlines has enabled us to reduce our dependence on any single airline, allocate our overhead more efficiently among our Partners and reduce the cost of our services to our Partners. Certain of these agreements contain minimum guarantee amounts, penalty provisions for either the early removal of aircraft or agreement termination for activity levels below the minimums.

Fleet Composition

The following table outlines the type of aircraft our subsidiaries operate and their respective operations within our business units as of December 31, 2010:

			Fixed-Fee Code-Share Agreement Partners						
Operating Subsidiaries	Aircraft Size	Frontier	American	Continental	Delta	United	US Airways	Spares	Number of Aircraft
Chautauqua Airlines	37 to 50	13	15	15	24	—	9	2	78
Shuttle America	70 to 76	—	—	—	16	38	—	—	54
Republic Airline	70 to 99	32	—	—	—	—	58	—	90
Frontier	120 to 162	50	—	—	—	—	—	—	50
Lynx	74	3	—	—	—	—	—	—	3
Total number of operating aircraft		98	15	15	40	38	67	2	275

During 2010, our operational fleet decreased from 290 to 275. The Company removed eight Q400 aircraft from its Frontier operations. Five were returned to the lessor, two are held for sale as of December 31, 2010, and one has been subleased. Seven CRJ aircraft were returned to the lessor from our fixed-fee service with Continental. Four A318 aircraft were removed from our Frontier operation and sold or returned to the lessor. Two E145 aircraft were subleased offshore and one E170 was sold. Four E190 aircraft and three A320 aircraft were placed into our Frontier operation during the year.

Our branded operations are comprised of the former operations of Midwest Air Group, Inc. ("Midwest") and Frontier, both of which we acquired in 2009. As of October 2010, these operations now fly as a single consolidated branded network under the Frontier brand. Frontier has the largest market share in Milwaukee and the second largest market share in Denver. Our branded operation has a significant base of frequent flyer members and strong support in their local communities of Denver and Milwaukee.

Business Strategy

- *Continue to operate a high-quality fleet of aircraft across an efficient network* - We intend to maintain a modern, high-quality fleet of aircraft that meets or exceeds stringent industry operating standards and complies with the terms of our fixed-fee regional jet code-share agreements. We also intend to continue to operate and optimize our existing network and hubs to make our network as efficient as possible for both our Partners and branded customers.

- *Continue to operate a diversified business model that generates compelling returns on invested capital for our shareholders* - Our business model is unique among US airlines in that it combines the stable cash flow generation of our fixed-fee regional jet operations with the attractive growth prospects of our branded operations at Frontier. We believe that this diversity of service offerings provides us with a distinct advantage over our competitors and provides for a very stable base of cash flows as well as significant upside from our branded Frontier platform.

- *Pursue a fleet renewal strategy that further improves our cost structure* - As previously disclosed, we have placed a firm order with Embraer for the delivery of six E-190 aircraft with the option to purchase another 18 E-190/E-195 aircraft at a later time. This decision supports our strategy to continue exiting the smaller regional jet aircraft market and focus on larger aircraft at both our regional jet and branded operations which will greatly enhance Republic's unit cost structure.

- *Continue to take advantage of growth opportunities resulting from industry consolidation and continue to grow Frontier's network* - It is our belief that the recent merger activity in the domestic airline sector could lead to further opportunities for Republic to gain market share as the large network carriers consolidate their hubs and reduce their presence in certain markets.

- *Pursue alliances to broaden our existing network and customer reach* - We intend to pursue strategic and long-term alliances with other airlines in order to broaden our existing network, generate larger economies of scale and provide a greater number of attractive destinations to both existing and new customers. We believe that strategic alliances are a cost-effective method to grow our market share and expand our customer base.

Revenue

Fixed-Fee Service - Under our code-share arrangements with our Partners, we receive fixed-fees, as well as reimbursement of specified costs on a gross basis with additional possible incentives from our Partners for superior performance. For the years ended December 31, 2010, 2009 and 2008, all of our fixed-fee revenue was earned under our fixed-fee arrangements. The number of aircraft we operate and aircraft utilization are the most significant drivers of our revenue, as opposed to the number of passengers we carry or the fare the passengers pay.

Passenger Service - Branded passenger service includes passenger ticket revenue on our branded airlines: Frontier, Midwest (from August 2009 to October 2010), and Mokulele (from April 2009 to October 2009). Unlike our fixed fee business, the most significant drivers of our revenue are the number of passengers we carry and the fare paid by the passenger. We reclassified $31.4 million of on-board sales of LiveTV, liquor and food and baggage fees recorded in other revenues to passenger revenues in our December 31, 2009 consolidated statement of income (loss). These reclassifications had no effect on previously reported operating income or net income.

Cargo and Other - Cargo and other revenues is comprised principally of the revenue from the marketing component of the sale of our miles for our co-branded credit cards, sublease revenue, licensing revenue from slots leased to other airlines, charter revenue, cargo revenue, interline and ground handling fees.

Operating Expenses

A brief description of the items included in our operating expenses line items follows.

Wages and Benefits

This expense includes not only wages and salaries, but also expenses associated with various employee benefit plans, employee incentives, stock compensation, and payroll taxes. These expenses will fluctuate based primarily on our level of operations, changes in wage rates for contract, and non-contract employees and changes in costs of our benefit plans.

Aircraft Fuel

As of December 31, 2010, the majority of our aircraft fuel for the fixed-fee operations is supplied directly by our code-share partners, and thus we do not record expense or the related revenue for those gallons of fuel. Beginning in May 2009 and June 2009, we did not record fuel expense and the related revenue for the American and Delta operations, respectively. We also did not pay for or record fuel expense and the related revenue for Continental or US Airways operations. All fuel costs including into-plane fees and taxes are expensed as incurred for our branded operations. Aircraft fuel also includes the realized and unrealized mark-to-market adjustments on fuel derivatives.

Landing Fees and Airport Rents

This expense consists of an estimate of fees charged by airports for each aircraft landing and airport rental fees for ticket counter, gate and common space. Under our fixed-fee agreements, we are reimbursed for the actual costs of landing fees. Landing fees and airport rents are expensed as incurred for the branded operations.

Aircraft and Engine Rent

This expense consists of the costs of leasing aircraft and spare engines. The leased aircraft and spare engines are operated under long-term operating leases with third parties. Aircraft rent is reduced by the amortization of deferred credits received from the aircraft manufacturer for parts and training. The credits are deferred and amortized on a straight-line basis over the term of the respective lease of the aircraft.

Maintenance and Repair

Maintenance and repair expenses include all parts, materials, tooling and spares required to maintain our aircraft. We have entered into long-term maintenance "power-by-the-hour" service contracts with third-party maintenance providers under which we are charged fixed rates for each flight hour accumulated by the majority of our engines and some of the major airframe components. The effect of such contracts is to reduce the volatility of aircraft maintenance expense over the term of the contract. All other maintenance is expensed as incurred under the direct expense method of accounting.

Insurance and Taxes

This expense includes the costs of passenger liability insurance, aircraft hull insurance, war risk insurance and all other insurance policies, other than employee welfare insurance. Additionally, this expense includes personal and real property taxes, including aircraft property taxes. Under our current fixed-fee agreements, we are reimbursed for the actual costs of passenger liability insurance, war risk insurance, aircraft hull insurance and property taxes, subject to certain restrictions. Under our US Airways and United fixed-fee agreements, we are reimbursed for the actual costs of such items other than aircraft hull insurance, which is reimbursed at agreed upon rates.

Depreciation and Amortization

This expense includes the depreciation of all fixed assets, including aircraft, and the amortization of intangible assets with definite lives.

Promotion and Sales

This expense is incurred on our branded operation only and consists of advertising costs, passenger reservation and booking fees, credit card processing fees and commissions.

Goodwill Impairment

Goodwill is required to be evaluated for impairment on an annual basis. If we determine that goodwill is impaired, we are required to write-off the amount of goodwill that is impaired.

Other Impairment Charges

Other intangibles with an indefinite life are required to be evaluated for impairment on an annual basis. If we determine other intangibles are impaired, we are required to write-off the amount of other intangibles that are impaired. This expense includes the impairment of trade names and other assets.

Gain on Bargain Purchase

This represents the amount that the fair values of assets acquired exceeds the assumed liabilities and purchase price from the acquisition of Frontier.

Other

This expense includes the costs of crew training, crew travel, airport, passenger and ground handling related expenses, all hangar and administrative lease expenses, professional fees, and all other administrative and operational overhead expenses not included in other line items above. Additionally, if incurred, this expense will include accrued aircraft return costs, gains and losses on disposal of assets and bad debt expenses.

Results of Operations

The following tables sets forth information regarding the Company's statistical performance for the years ended December 31, 2010, 2009, and 2008.

Operating Highlights - Fixed-Fee	**Twelve Months Ended December 31,**				
	2010	**Change**	**2009**	**Change**	**2008**
Fixed-fee service revenues, excluding fuel (000's) [1]	$ 962,684	(11.6)%	$ 1,089,051	(4.1)%	$ 1,135,431
Passengers carried	17,355,097	(7.6)%	18,783,773	(0.7)%	18,917,502
Revenue passenger miles (000's) [2]	8,572,623	(10.3)%	9,560,637	(1.4)%	9,700,978
Available seat miles (000's) [3]	11,348,280	(12.0)%	12,894,899	(2.4)%	13,213,701
Passenger load factor [4]	75.5%	1.4 pts	74.1%	0.7 pts	73.4%
CASM,[5][6] including interest expense, (cents)	8.40	0.5 %	8.36	(16.1)%	9.97
CASM,[5][6] including interest and excluding fuel expense, (cents)	7.80	2.0 %	7.65	2.0 %	7.50
Operating aircraft at period end:					
37-50 seats	65	(15.6)%	77	(16.3)%	92
70-86 seats	112	— %	112	(7.4)%	121
Block hours [7]	592,821	(12.1)%	674,454	(8.9)%	740,403
Departures	354,631	(10.6)%	396,559	(6.2)%	422,558
Average daily utilization of each aircraft (hours) [8]	9.9	(2.0)%	10.1	— %	10.1
Average length of aircraft flight (miles)	480	(2.8)%	494	(1.6)%	502
Average seat density	67	1.5 %	66	6.5 %	62

Operating Highlights - Branded	Twelve Months Ended December 31 [9]		
	2010	Change	2009
Total revenues (000's)	$ 1,604,490	261.1 %	$ 444,312
Passengers carried	14,603,935	247.7 %	4,200,044
Revenue passenger miles (000's) [2]	12,571,202	275.8 %	3,344,953
Available seat miles (000's) [3]	15,198,973	260.0 %	4,221,629
Passenger load factor [4]	82.7%	3.5 pts	79.2%
Total revenue per available seat mile (cents)	10.56	0.4 %	10.52
Passenger revenue per available seat mile (cents)	10.14	1.7 %	9.97
CASM,[5][6] (cents)	11.09	(3.1)%	11.44
Fuel cost per available seat mile (cents) [10]	3.59	4.7 %	3.43
CASM,[5][6] excluding fuel expense (cents)	7.24	(6.1)%	7.71
Gallons consumed	228,196,721	238.6 %	67,388,662
Average cost per gallon [10]	$ 2.39	11.2 %	$ 2.15
Operating aircraft at period end:			
37-50 seats [11]	13	18.2 %	11
70-99 seats	35	(7.9)%	38
120+ seats	50	(2)%	51
Block hours [7]	380,050	213.7 %	121,167
Departures	183,185	184.5 %	64,379
Average daily utilization of each aircraft (hours) [8]	10.9	1.9 %	10.7
Average length of aircraft flight (miles)	827	10.4 %	749
Average seat density	100	13.6 %	88

[1] Fixed-fee service revenues exclude cargo and other revenues and fuel expense that is pass-through cost for the fixed-fee business.

[2] Revenue passenger miles are the number of scheduled miles flown by revenue passengers.

[3] Available seat miles are the number of seats available for passengers multiplied by the number of scheduled miles those seats are flown.

[4] Passenger load factor is revenue passenger miles divided by available seat miles.

[5] Total operating costs divided by available seat miles.

[6] Costs (in all periods) exclude impairments and other expenses not attributable to either fixed-fee or branded segments. Total operating and interest expenses excluding goodwill impairment and other impairment charges is not a calculation based on accounting principles generally accepted in the United States of America and should not be considered as an alternative to total operating expenses. Cost per available seat mile utilizing this measurement is included as it is a measurement recognized by the investing public relative to the airline industry.

[7] Block hours are from takeoff to landing, including taxi time.

[8] Average number of hours per day that an aircraft flown in revenue service is operated (from gate departure to gate arrival).

[9] Branded statistics include the results of Midwest and Frontier beginning in August and October 2009, respectively. In addition, the table includes the results of Mokulele beginning in April 2009 until October 2009 when the Company deconsolidated Mokulele.

(10) Excludes mark-to-market fuel hedge adjustment of $3.6 million and $0.1 million for the years ended December 31, 2010 and 2009, respectively.

(11) In 2009, includes four aircraft operated by SkyWest Airlines under an agreement with Midwest, which terminated in January 2010.

The following table sets forth information regarding the Company's expenses for the years ended December 31, 2010, 2009, and 2008. Individual expense components are also expressed in cents per available seat mile ("ASM").

	Years ended December 31,					
	2010		2009		2008	
	Amount	Cents per ASM	Amount	Cents per ASM	Amount	Cents per ASM
	(in thousands)		(in thousands)		(in thousands)	
OPERATING EXPENSES:						
Wages and benefits	549,889	2.07	342,364	2.00	252,336	1.91
Aircraft fuel	616,930	2.32	236,620	1.38	327,791	2.48
Landing fees and airport rents	170,683	0.64	96,915	0.57	59,891	0.45
Aircraft and engine rent	240,563	0.91	156,773	0.92	134,206	1.02
Maintenance and repair	255,802	0.96	211,503	1.24	169,425	1.28
Insurance and taxes	45,525	0.17	28,105	0.16	25,793	0.20
Depreciation and amortization	204,522	0.77	163,584	0.96	133,206	1.01
Promotion and sales	134,787	0.51	36,265	0.21	—	—
Goodwill impairment	—	—	113,759	0.66	—	—
Other impairment charges	11,473	0.04	8,800	0.05	—	—
Gain on bargain purchase	—	—	(203,698)	(1.19)	—	—
Other	290,123	1.10	179,828	1.05	122,012	0.92
Total operating expenses	2,520,297	9.49	1,370,818	8.01	1,224,660	9.27
Interest expense	(151,662)	(0.57)	(144,994)	(0.85)	(131,856)	(1.00)

2010 Compared to 2009

Operating revenue in 2010 increased by 61.6%, or $1.01 billion, to $2.65 billion compared to $1.64 billion in 2009. Branded revenues increased $1.16 billion over 2009 results. This increase is a direct result of passenger and ancillary revenues reported for a full year in 2010 compared to 2009 when Midwest and Frontier were acquired in July and October, respectively. Excluding reimbursement for fuel expense, which is a pass-through cost to our Partners, fixed-fee service revenues decreased $126.4 million, or 11.6% for 2010. Block hours for the fixed-fee business were down 12.1% in 2010 mainly because of reporting certain operations on behalf of Midwest and Frontier in our fixed-fee results prior to the acquisitions of each company in 2009.

Factors relating to the change in operating expenses are discussed below:

Wages and benefits increased by 60.6%, or $207.6 million, to $550.0 million for 2010 compared to $342.4 million for 2009 due primarily to the acquisition of Frontier. Of the increase, $174.4 million relates to increased expenses at Frontier. The remainder of the increase is due to an increase in the operation of regional jets and a shift in the mix of flying toward larger regional jets. The cost per available seat mile increased to 2.07¢ for 2010 compared to 2.00¢ in 2009.

Aircraft fuel expense increased 160.7%, or $380.3 million, to $616.9 million for 2010 compared to $236.6 million for 2009. Fuel expense of $404.0 million related to an increase in expenses for Frontier operations. Beginning in May 2009 and June 2009, we did not record fuel expense and the related revenue for the American and Delta operations, respectively. We also do not pay for, or record, fuel expense and the related revenue for Continental or US Airways operations. The cost per gallon for fuel used in the branded operation was $2.39 in 2010 compared to $2.15 in 2009. The unit cost increased to 2.32¢ in 2010 compared to 1.38¢ in 2009.

Landing fees and airport rents increased by 76.1%, or $73.8 million, to $170.7 million in 2010 compared to $96.9 million in 2009. Increases for our branded operations accounted for $84.6 million of additional expense in 2010. Beginning in May 2009 we did not record landing fees and the related revenue for Delta operations. The remainder of our fixed-fee agreements provide for a direct reimbursement of landing fees. The unit cost was 0.64¢ in 2010 compared to 0.57¢ in 2009.

Aircraft and engine rent increased by 53.4%, or $83.8 million, to $240.6 million in 2010 compared to $156.8 million in 2009. Frontier accounted for additional expense of $83.3 million in 2010 compared to 2009. The unit cost decreased to 0.91¢ for 2010 compared to 0.92¢ for 2009.

Maintenance and repair expenses increased by 20.9%, or $44.3 million, to $255.8 million in 2010 compared to $211.5 million for 2009. Frontier maintenance expenses increased $35.5 million. Maintenance expenses increased for the regional jets due mainly to the aging of the fleet and an increase in operations. The unit cost decreased to 0.96¢ in 2010 compared to 1.24¢ in 2009.

Insurance and taxes increased 62.0%, or $17.4 million, to $45.5 million in 2010 compared to $28.1 million in 2009. Frontier expenses increased $11.2 million. Our fixed-fee agreements generally provide for a direct reimbursement of insurance and property taxes. The unit cost increased to 0.17¢ in 2010 compared to 0.16¢ in 2009.

Depreciation and amortization increased 25.0%, or $40.9 million, to $204.5 million in 2010 compared to $163.6 million in 2009 due mainly to an increase of $28.9 million of depreciation at Frontier. Additionally, depreciation on EJet aircraft increased for aircraft purchased during 2009 and 2010. The unit cost decreased to 0.77¢ in 2010 compared to 0.96¢ in 2009.

Promotion and sales expenses increased 271.7%, or $98.5 million, to $134.8 million in 2010 compared to $36.3 million in 2009 due mainly to the acquisition of Frontier in 2009. These expenses relate to our branded operations only. The unit cost increased to 0.51¢ in 2010 compared to 0.21¢ in 2009.

Other impairment charges increased $2.7 million, to $11.5 million in 2010 compared to $8.8 million in 2009 due mainly to additional impairments taken on the Midwest trade name in 2010. The unit cost decreased to 0.04¢ in 2010 compared to 0.05¢ in 2009.

Other expenses increased 61.3%, or $110.3 million, to $290.1 million in 2010 from $179.8 million in 2009. Frontier other expenses increased $126.5 million. In 2009, we incurred approximately $13.0 million of aircraft transition costs and charges related to Mokulele. The unit cost increased to 1.10¢ in 2010 compared to 1.05¢ in 2009.

Interest expense increased 4.6% or $6.7 million, to $151.7 million in 2010 from $145.0 million in 2009 primarily due to $5.6 million increase in expense at Frontier. The unit cost decreased to 0.57¢ in 2010 compared to 0.85¢ in 2009.

We incurred an income tax benefit of $7.7 million during 2010, compared to income tax expense of $99.8 million in 2009. The effective tax rates for 2010 and 2009 were 35.7% and 73.3%, respectively. In 2009, the rate was higher than the statutory rate due primarily to non-deductible goodwill impairments. In 2010, the rate was higher than the statutory rate due primarily to state income taxes.

2009 Compared to 2008

Operating revenue in 2009 increased by 11%, or $162.5 million, to $1.64 billion compared to $1.48 billion in 2008. Excluding reimbursement for fuel expense, which is a pass-through cost to our Partners, fixed-fee service revenues decreased 4.1% for 2009. Block hour production for the fixed-fee business was down 8.9% in 2009 because of the reduction of aircraft operated for Continental. Also, the aircraft operations for Midwest are reported as branded flying beginning in August 2009. Branded revenues were $444.3 million, which represented passenger and ancillary revenues on our Midwest operations beginning in August 2009, Frontier operations beginning in October 2009, and Mokulele operations between April and October 2009.

Total operating and interest expenses, excluding fuel, goodwill impairment, and other impairment charges increased $331.6 million, to $1.36 billion for 2009 compared to $1.03 billion during 2008 due to the acquisitions of Midwest and Frontier. The cost per available seat mile on total operating and interest expenses, excluding fuel charges, increased to 7.95¢ in 2009 compared to 7.79¢ in 2008. Factors relating to the change in operating expenses are discussed below.

Wages and benefits increased by 35.7%, or $90.1 million, to $342.4 million for 2009 compared to $252.3 million for 2008 due primarily to the acquisition of Midwest and Frontier. Of the increase, $86.0 million relates to expenses at Midwest and Frontier. The cost per available seat mile increased to 2.00¢ for 2009 compared to 1.91¢ in 2008.

Aircraft fuel expense decreased 27.8%, or $91.2 million, to $236.6 million for 2009 compared to $327.8 million for 2008. Beginning in May 2009 and June 2009, we did not record fuel expense and the related revenue for the American and Delta operations, respectively. We also did not pay for or record fuel expense and the related revenue for Continental or US Airways operations. United has continued to increase the portion of flying for which they pay directly. These decreases were partially offset by fuel expense of $144.9 million related to Midwest and Frontier operations. The cost per gallon for fuel used in the branded operation was $2.15 in 2009. The unit cost decreased to 1.38¢ in 2009 compared to 2.48¢ in 2008.

Landing fees and airport rents increased by 61.8%, or $37.0 million, to $96.9 million in 2009 compared to $59.9 million in 2008. This was due to the acquisition of Frontier and Midwest during the year, which accounted for $34.3 million of additional expense in 2009. Our fixed-fee agreements provide for a direct reimbursement of landing fees. The unit cost was 0.57¢ in 2009 compared to 0.45¢ in 2008.

Aircraft and engine rent increased by 16.8%, or $22.6 million, to $156.8 million in 2009 compared to $134.2 million in 2008. Midwest and Frontier accounted for additional expense of $37.7 million. This was partially offset by a decrease in rents on the CRJ aircraft of $15.1 million. The unit cost decreased to 0.92¢ for 2009 compared to 1.02¢ for 2008.

Maintenance and repair expenses increased by 24.8%, or $42.1 million, to $211.5 million in 2009 compared to $169.4 million for 2008 due mainly to the acquisition of Midwest and Frontier and engine limited life parts for the fixed-fee small jets. Midwest and Frontier maintenance expenses for the year were $24.2 million. The fixed-fee maintenance expenses increased for the large jets due mainly to a 17% increase in block hours, or a $31.5 million increase in expense, offset by a decrease in small jet expenses of $4.5 million that includes $11.7 million of engine limited life parts. The unit cost decreased to 1.24¢ in 2009 compared to 1.28¢ in 2008.

Insurance and taxes increased 9.0%, or $2.3 million, to $28.1 million in 2009 compared to $25.8 million in 2008. Midwest and Frontier expenses are $6.3 million, which is offset by decreases on the fixed-fee operations for property taxes of $3.1 million and liability insurance of $0.6 million. Our fixed-fee agreements generally provide for a direct reimbursement of insurance and property taxes. The unit cost decreased to 0.16¢ in 2009 compared to 0.20¢ in 2008.

Depreciation and amortization increased 22.8%, or $30.4 million, to $163.6 million in 2009 compared to $133.2 million in 2008 due mainly to $22.1 million of depreciation from Midwest and Frontier. Additionally, depreciation on EJet aircraft increased on aircraft purchased during 2008 and 2009. The unit cost decreased to 0.96¢ in 2009 compared to 1.01¢ in 2008.

Promotion and sales expenses of $36.3 million were included as a result of the acquisitions of Midwest, Mokulele, and Frontier to our branded services. All of these expenses relate to the branded operations only. The unit cost was 0.21¢ in 2009.

Goodwill impairment and other impairment charges of $122.6 million in 2009 is primarily a result of goodwill impairment during the first quarter from the fixed-fee services as well as goodwill impairment during the fourth quarter that was generated from the acquisition of Midwest. The unit cost was 0.71¢ in 2009.

The gain on bargain purchase of $203.7 million is related to the acquisition of Frontier. The unit benefit was 1.19¢.

Other expenses increased 47.4%, or $57.8 million, to $179.8 million in 2009 from $122.0 million in 2008. Of the increase, $58.0 million related to expenses from Frontier and Midwest. The unit cost increased to 1.05¢ in 2009 compared to 0.92¢ in 2008.

Interest expense increased 10.0% or $13.1 million, to $145.0 million in 2009 from $131.9 million in 2008 primarily due to $12.6 million of expense from Midwest and Frontier. The unit cost decreased to 0.85¢ in 2009 compared to 1.00¢ in 2008.

We incurred income tax expense of $99.8 million during 2009, compared to $52.8 million in 2008. The effective tax rates for 2009 and 2008 were 73.3% and 38.4%, respectively, which were higher than the statutory rate due primarily to the non-deductible goodwill impairment in 2009 and state income taxes and non-deductible meals and entertainment expense, primarily for our flight crews in 2009 and 2008.

Liquidity and Capital Resources

2010 compared to 2009

As of December 31, 2010, we had total cash of $430.3 million of which $291.2 million was unrestricted. At December 31, 2010, we had a working capital deficit of $59.5 million. The Company currently anticipates that its unrestricted cash on hand, the cash generated from operations, and other financings will be sufficient to meet its anticipated working capital and capital expenditure requirements for at least the next 12 months.

Working capital deficits are customary for airlines since the air traffic liability and a portion of the deferred frequent flyer revenue are classified as current liabilities. Our liquidity depends on the number of passengers who fly in our Frontier operations, the fares they pay, the cost of fuel, our operating and capital expenditures, our financing activities, the financial strength of our Partners in relation to our fixed-fee business, and the amount of cash holdbacks imposed by our credit card processors. We cannot predict what the effect on our business might be from the extremely competitive environment we are operating in or from events that are beyond our control, such as volatile fuel prices, an economic recession, a global credit and liquidity crisis, weather-related disruptions, the impact of airline bankruptcies or consolidations, U.S. military actions or acts of terrorism.

Net cash provided by operating activities was $256.4 million in 2010 compared to $168.6 million in 2009. The $87.8 million increase in operating cash flows is primarily attributable to the 5% reduction on our credit card holdbacks and the timing of the processing of the holdback settlements. The remainder of the increase was attributable to timing differences in our working capital.

Net cash provided by investing activities was $2.5 million in 2010 compared to $3.4 million in 2009. During 2010, the Company did not purchase any aircraft but spent $27.1 million on engines and $31.6 million on other maintenance and equipment, which was offset by sold aircraft and other equipment of $77.4 million.

Net cash used in financing activities was $125.3 million in 2010 compared to $144.1 million in 2009. During 2010, the Company received net proceeds of $101.9 million from a second public offering completed in November. The Company made principal repayments of $214.4 million and retired $60.0 million of aircraft debt totaling $274.4 million compared to repayments of $145.7 million and retirements of $70.9 million totaling $216.6 million in 2009. The company received proceeds of $49.3 million from the financing of other equipment during 2010.

2009 compared to 2008

As of December 31, 2009, we had total cash of $350.2 million of which $157.5 million was unrestricted. At December 31, 2009, we had a working capital deficit of $155.2 million.

Working capital deficits are customary for airlines since the air traffic liability and a portion of the deferred frequent flyer revenue are classified as current liabilities. Our liquidity depends to a large extent on the financial strength of our Partners in relation to our fixed-fee business and the number of passengers who fly in our branded passenger service, the fares they pay, our operating and capital expenditures, our financing activities, the amount of cash holdbacks imposed by our credit card processors, and the cost of fuel. We cannot predict what the effect on our business might be from the extremely competitive environment we are operating in or from events that are beyond our control, such as volatile fuel prices, the economic recession, the global credit and liquidity crisis, weather-related disruptions, the impact of airline bankruptcies or consolidations, U.S. military actions or acts of terrorism.

Net cash provided by operating activities was $168.6 million in 2009 compared to $242.3 million in 2008. The $73.7 million decrease in operating cash flows is primarily attributable to the lower operating margin associated with our branded operations and the related reductions in our net income period over period of $44.9 million.

Net cash provided by (used in) investing activities was $3.4 million in 2009 compared to ($81.9) million in 2008. During 2009, the Company acquired and debt financed 3 E175 aircraft and 10 E190 aircraft. The total debt related to these aircraft of $280.0 million was obtained from banks at terms of 10 to 15 years and fixed interest rates ranging from 2.80% to 2.94% and variable rates at LIBOR plus a margin. Cash used in the acquisition of aircraft and other equipment, net of aircraft deposits totaled $25.5 million in 2009 and $59.2 million in 2008. The Company has lease financed all other aircraft deliveries during 2009. The Company received proceeds from the sale of its E135 assets and other equipment totaling $72.9 million in 2009 compared to $52.9 million in 2008. Additionally, the Company funded notes receivable of approximately $61.1 million (to Frontier, US Airways, Midwest, and Mokulele) in 2009 compared to $55 million in 2008. Additionally, the Company acquired new businesses Midwest and Frontier, net of cash acquired totaling $23.3 million.

Net cash used in financing activities was $144.1 million in 2009 compared to $194.7 million in 2008. During 2009, the Company received proceeds of $75.1 million from the refinancing of aircraft and issuance of debt compared to $6.7 million in 2008. During 2009, the Company made principal repayments of $145.7 million and retired $70.9 million of aircraft debt totaling $216.6 million compared to repayments of $113.6 million and retirements of $50.0 million totaling $163.6 million in 2008. During the prior year, the Company repurchased $39.4 million of treasury stock and there were no treasury stock repurchases in 2009.

Other liquidity initiatives

In May 2010, we successfully negotiated a new agreement to consolidate all of our Visa and MasterCard bankcard transactions to one processor. Under the new agreement, the Company received a five percent relief of its previously 100% collateralized bankcard liability. Upon achieving certain financial conditions, which relate to levels of operating income and cash flow coverage, the Company can attain a lower holdback. Historically, Frontier's cash settlements were two to three weeks in arrears, but under our current relationship those settlements occur on a daily basis. So at the end of 2010, we had received all of the cash from the year-end holiday travelers whereas at the end of 2009 the processor still held that cash.

In November 2010, the Company completed a stock offering and received net proceeds from this offering of approximately $101.9 million after deducting underwriting discounts, commissions and estimated transaction expenses. We will use the net proceeds from this offering of the common stock for general corporate purposes, including to finance a portion of our Embraer 190 aircraft, and to bolster our liquidity position.

We are required to comply with certain financial covenants under certain of our financing arrangements. We are required to maintain a certain level of minimum unrestricted cash and maintain certain cash flow and working capital covenants. As of December 31, 2010, we were in compliance with all our covenants.

Letters of Credit

As we enter new markets, increase the amount of space we lease, or add leased aircraft, we are often required to provide the airport authorities and lessors with a letter of credit. We also provide letters of credit for our workers' compensation insurance. As of December 31, 2010 and 2009, we had outstanding letters of credit totaling $31.8 million, all of which are bond and cash collateralized.

Fuel Hedging Transactions

Our results of operations are materially impacted by changes in aircraft fuel prices. In an effort to manage our exposure to this risk, we periodically purchase call options, enter in fuel swap agreements, or enter into costless collars on various oil derivative commodities. We do not hold or issue any derivative financial instruments for speculative trading purposes. We choose not to designate these derivatives as hedges, and, as such, realized and unrealized mark-to-market adjustments are included in aircraft fuel expense in the consolidated statements of income (loss). A one dollar change in price per barrel of crude oil or the crack spread will increase or decrease our fuel expense by $5.6 million. A one-cent change in the cost of each gallon of fuel would impact our pre-tax income by approximately $2.3 million per year based on our current fleet and aircraft fuel consumption.

Under our fixed-fee agreements we are not exposed to changes in fuel prices. Our fixed-fee agreements provide for our partners to purchase fuel directly or reimburse us for fuel expense as a pass-through cost.

As of December 31, 2010, our Frontier operation had hedged five percent of its anticipated volume in the second, third, and fourth quarters of 2011. Subsequent to December 31, 2010, Frontier hedged additional volumes under swap agreements that brought Frontier's hedge position to approximately 15% in the second quarter and 10% in the third and fourth quarters of 2011. We will continue to monitor fuel prices closely and intend to take advantage of fuel hedging opportunities as they become available, with the goal of at least becoming 25% hedged in our Frontier operations.

Aircraft Leases and Other Off-Balance Sheet Arrangements

We have significant obligations for aircraft and engines that are classified as operating leases and, therefore, are not reflected as liabilities on our balance sheet. Aircraft leases expire between 2013 and 2024. As of December 31, 2010, our total mandatory payments under operating leases for aircraft aggregated approximately $1.53 billion and total minimum annual aircraft rental payments for the next 12 months under all non-cancelable operating leases is approximately $233.7 million. Other non-cancelable operating leases consist of engines, terminal space, operating facilities, office space and office equipment. The leases expire through 2033. As of December 31, 2010, our total mandatory payments under other non-cancelable operating leases aggregated approximately $147.2 million. Total minimum annual other rental payments for the next 12 months are approximately $22.3 million.

Purchase Commitments

As of December 31, 2010, the Company had firm orders to purchase eight A320 aircraft that have scheduled delivery dates beginning in February 2013 and continuing through November 2014, 40 CS300 aircraft that have scheduled delivery dates beginning in early 2015 and continuing through 2017, and six E190 jets with a conditional firm order for 18 E190 or E195 jets. The six E190 aircraft are expected to be delivered between August and December 2011. The Company also has a commitment to acquire nine spare aircraft engines and expects to take delivery of one engine in 2011, two engines in 2012, two engines in 2015, and four engines beyond 2016.

During 2010, the Company entered into agreements to lease seven A320 aircraft for six years from the date of delivery. These aircraft will be delivered between January 2011 and June 2011.

We expect to fund future capital and funding commitments through internally generated funds, third-party aircraft financings, and debt and other financings.

Our contractual obligations and commercial commitments at December 31, 2010 include the following (in thousands):

	Payments Due By Period				
	2011	2012-2013 [1]	2014-2015	Beyond 2016	Total
Long-term debt (including interest)	$ 375,486	$ 716,752	$ 688,733	$ 1,545,808	$ 3,326,779
Operating leases	256,046	495,461	417,915	507,259	1,676,681
Tax liability for uncertain tax positions	—	—	—	8,092	8,092
Debt or lease financed aircraft purchase obligations [2]	249,585	1,074,864	808,959	1,796,738	3,930,146
Engines under firm orders	8,154	9,092	14,000	28,000	59,246
Total contractual cash obligations	$ 889,271	$ 2,296,169	$ 1,929,607	$ 3,885,897	$ 9,000,944

[1] 2012 and 2013 contain twelve and six conditional firm orders on E190's, respectively

[2] The Company has a finance commitment at current market terms on the six firm E190's scheduled for delivery throughout 2011.

The Company has maintenance agreements for engines, auxiliary power units ("APU") and other airframe components for our E140/145 and E170/175 aircraft. For our E140/145 aircraft, we have agreements to maintain the engines, APUs, avionics and wheels and brakes through October 2012, June 2013, December 2016 and June 2014, respectively. For our E170/175 aircraft, we have agreements to maintain the avionics, wheels and brakes, APUs and engines through December 2014, February 2017, July 2019 and December 2018, respectively. Under these agreements, we are charged for covered services based on a fixed rate for each flight hour or flight cycle accumulated by the engines or airframes in our service during each month. The rates are subject to annual revisions, generally based on certain Bureau of Labor Statistics' labor and material indices. We believe these agreements, coupled with our ongoing maintenance program, reduce the likelihood of unexpected levels of engine, APU, avionics and wheels and brakes maintenance expense during their term. Certain of these agreements contain minimum guarantee amounts, penalty provisions for either the early removal of aircraft or agreement termination for activity levels below the minimums.

While the Company does not have long term maintenance agreements for Airbus (except for wheels and brakes) and Q400 fleets, it has made significant deposits with the aircraft lessors for future maintenance events which will reduce future cash requirements. As of December 31, 2010 we had maintenance deposits of $147.2 million.

Total payments under these long-term maintenance agreements were $80.5 million, $96.0 million, and $101.9 million, for the years ended December 31, 2010, 2009 and 2008, respectively.

Cash payments for interest were approximately $138.3 million in 2010. Tax payments in 2010 were not significant and we are not expecting significant tax payments in 2011.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and are sufficiently sensitive to result in materially different results under different assumptions and conditions. We believe that our critical accounting policies are limited to those described below. For a detailed discussion on the application of these and other accounting policies, see Note 2 in the notes to the consolidated financial statements.

Revenue Recognition (Fixed-fee Service) – Under our fixed-fee arrangements with our Partners, the Company receives fixed-fees for our capacity purchase agreements, as well as reimbursement of specified "pass-through" costs on a gross basis with additional possible incentives from our Partners for superior service. These revenues are recognized in the period the service is provided, and we perform an estimate of the profit component based upon the information available at the end of the accounting period.

The reimbursement of specified costs, known as "pass-through costs", may include aircraft ownership cost, passenger liability and hull insurance, aircraft property taxes, fuel, landing fees and catering. All revenue recognized under these contracts is presented at the gross amount billed for reimbursement.

Under the Company's code-share agreements, the Company is reimbursed an amount per aircraft designed to compensate the Company for certain aircraft ownership costs. The Company has concluded that a component of its fixed-fee service revenues under the agreement discussed above is rental income, inasmuch as the agreement identifies the "right of use" of a specific type and number of aircraft over a stated period of time. The amount deemed to be rental income during 2010, 2009 and 2008 was $317.4 million, $358.2 million, and $348.4 million, respectively, and has been included in fixed-fee service revenues in the Company's consolidated statements of income (loss).

Revenue Recognition (Passenger Service) – Passenger service revenues are recognized when the transportation is provided or after the tickets expire (which is either immediately upon the scheduled departure of the flight or up to thirteen months after the date of issuance depending on the type of ticket purchased), and are net of excise taxes, passenger facility charges and security fees. Passenger service revenues that have been deferred are included in the accompanying consolidated balance sheets as air traffic liability. Included in passenger service revenue are change fees imposed on passengers for making schedule changes to non-refundable tickets. Change fees are recognized as revenue at the time the change is made for the passenger as these fees are a separate transaction that occur subsequent to the date of the original ticket sale.

The Company is required to charge certain taxes and fees on passenger tickets. These taxes and fees include U.S. federal transportation taxes, federal security charges, airport passenger facility charges and foreign arrival and departure taxes. These taxes and fees are legal assessments on the customer, for which the Company has an obligation to act as a collection agent. Because the Company is not entitled to retain these taxes and fees, such amounts are not included in passenger service revenue. The Company records a liability when the amounts are collected and reduces the liability when payments are made to the applicable government agency or operating carrier. We reclassified $31.4 million of on-board sales of LiveTV, liquor and food and baggage fees recorded in other revenues to passenger revenues in our December 31, 2009 consolidated statement of income (loss). These reclassifications had no effect on previously reported operating income or net income.

Frequent Flyer Programs—The Company has a frequent flyer program that offers incentives to travel on its airlines and promotes customer loyalty. The program allows participants to earn mileage credits by flying on Frontier and through participating companies, such as credit card companies, hotels, and car rental agencies. The Company also sells mileage credits to nonairline businesses. The mileage credits may be redeemed for free air travel on Frontier, as well as hotels, rental cars, and other awards.

Earned Mileage Credits – The Company also defers the portion of the sales proceeds that represents the estimated fair value of the air transportation for mileage credits awarded and recognizes that amount as passenger service revenue when the mileage credit is redeemed and the transportation is provided. The fair value of the air transportation component is determined utilizing the deferred revenue method as further described below. The initial revenue deferral is presented as deferred frequent flyer revenue in the consolidated balance sheets. When recognized, the revenue related to the air transportation component is classified as passenger service revenue in the Company's consolidated statements of income (loss).

The Company's accounting policy for its frequent flyer program is the deferred revenue method. The deferred revenue method is to record the frequent flyer obligation by allocating an equivalent weighted-average ticket value to each outstanding mile based on projected redemption patterns for available award choices when such miles are consumed. Such value is estimated assuming redemptions on our airline, and other redemption choices and by estimating the relative proportions of awards to be redeemed by class of service and redemption choices. The estimation of the value of each award mile requires the use of several significant assumptions for which significant management judgment is required. For example, management must estimate how many miles are projected to be redeemed on the Company's airline versus on other redemption choices. Since the equivalent ticket value on miles redeemed on Frontier and other redemption choices can vary greatly, this assumption can materially affect the calculation of the weighted-average ticket value from period to period.

Management must also estimate the expected redemption patterns of Frontier customers who have a number of different award choices when redeeming their miles, each of which can have materially different estimated values. Such choices include different classes of service and award levels. Customer redemption patterns may also be influenced by program changes, which occur from time to time, introducing new award choices or making material changes to the terms of existing award choices. Management must often estimate the probable impact of such program changes on future customer behavior, which requires the use of significant judgment. Management uses historical customer redemption patterns as the best single indicator of future redemption behavior in making its estimates, but changes in customer mileage redemption behavior patterns, which are not consistent with historical behavior can result in historical changes to deferred frequent flyer revenue balances and to recognized revenue.

The Company measures its deferred revenue obligation using all awarded and outstanding miles, regardless of whether or not the customer has accumulated enough miles to redeem an award. Eventually these customers will accumulate enough miles to redeem awards, or their account will deactivate after a period of inactivity, in which case the Company will recognize the related revenue when the miles expire as passenger service revenue.

Current and future changes to the expiration policy, or to program rules and program redemption opportunities, may result in material changes to the deferred frequent flyer revenue balance as well as recognized revenue from the program.

Mileage Credits Sold – The Company has agreements with its co-branded credit card partner that require its partner to purchase miles as they are awarded to the co-branded partner cardholders. The air transportation element for the awarded miles is included in deferred frequent flyer revenue at the estimated fair value of the air transportation element and the residual marketing element is recorded as cargo and other revenue when the miles are awarded. The deferred frequent flyer revenue is subsequently recognized as passenger service revenue when the transportation is provided.

The Company also sells mileage credits in its frequent flyer programs to third parties. The travel portion of the sale is recognized as part of deferred frequent flyer revenue. The remaining portion, referred to as the marketing component, is recognized as cargo and other revenue in the month the miles are sold.

Aircraft Leases – The Company has aircraft that are leased from third parties. In order to determine the proper classification of a lease as either an operating lease or a capital lease, the Company must make certain estimates at the inception of the lease relating to the economic useful life and the fair value of an asset as well as select an appropriate discount rate to be used in discounting future lease payments. These estimates are utilized by management in making computations as required by existing accounting standards that determine whether the lease is classified as an operating lease or a capital lease. All of the Company's aircraft leases have been classified as operating leases, which results in rental payments being charged to expense over the term of the related leases. Additionally, operating leases are not reflected in the Company's consolidated balance sheet and accordingly, neither a lease asset nor an obligation for future lease payments is reflected in the Company's consolidated balance sheet. The Company is responsible for all other maintenance costs of its aircraft and must meet specified return conditions upon lease expiration for both the airframes and engines.

Impairments to Long-Lived Assets – We record impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those items. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. Our estimates of fair value represent our best estimate based on industry trends and reference to market rates and transactions. We review, at least annually, the estimated useful lives and residual values for our definite lived assets. As a result of the Company's annual impairment test for the indefinite-lived other intangible assets the Company recorded an impairment for the trade names.

Impairments to Goodwill – Goodwill is required to be tested for impairment at the reporting unit level on an annual basis and between annual tests if a triggering event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying value.

The following table reflects the changes in the carrying amount of goodwill for the year ended December 31, 2009 (in thousands):

	Gross Carrying Amount	Impairment	Net
Balance at January 1, 2008 and December 31, 2008	$ 13,335	$ —	$ 13,335
Impairment during 2009	—	(13,335)	(13,335)
Midwest Acquisistion during 2009	100,424	(100,424)	—
Balance at December 31, 2010 and 2009	$ 113,759	$ (113,759)	$ —

During 2008 and prior to the acquisition of Midwest in July 2009, the Company had one reporting unit and all of the goodwill of $13.3 million was assigned to that unit.

In assessing the recoverability of goodwill, the Company makes a determination of the fair value of its business. Fair value is determined using a combination of an income approach, which estimates fair value based upon projections of future revenues, expenses, and cash flows discounted to their present value, and a market approach, which estimates fair value using market multiples of various financial measures compared to a set of comparable public companies in the regional airline industry. An impairment loss will generally be recognized when the carrying amount of the net assets of the business exceeds its estimated fair value. The valuation methodology and underlying financial information included in the Company's determination of fair value require significant judgments to be made by management. These judgments include, but are not limited to, market valuation comparisons to similar airlines, long term projections of future financial performance and the selection of appropriate discount rates used to determine the present value of future cash flows. Changes in such estimates or the application of alternative assumptions could produce significantly different results.

During the first quarter of 2009, the Company performed an interim test of its goodwill. Factors deemed by management to have collectively constituted a potential triggering event included record high fuel prices, a softening US economy and the differences between market capitalization of our stock as compared to the book value of equity. As a result of the testing, the Company determined that the goodwill was completely impaired and recorded an impairment charge during the first quarter of 2009 to write-off the full value of goodwill.

The Company's acquisition of Midwest resulted in approximately $100.4 million of goodwill which was assigned to the Company's branded operations reporting unit. As of December 31, 2009, the Company performed its annual assessment of the recoverability of its goodwill. The branded operations reporting unit book value of invested capital exceeded its fair value by approximately $200 million. The Company determined the fair value of the branded invested capital utilizing the income, market, and cost approach. The Company's fair value calculations for goodwill are classified within Level 3 of the fair value hierarchy as defined in ASC Topic 820, *Fair Value Measurements and Disclosures.* As a result of failing Step One, the Company was required to perform Step Two of the ASC Topic 350 goodwill impairment testing methodology.

In Step Two of the impairment testing, the Company determined the implied fair value of goodwill of the reporting unit by allocating the fair value of the reporting unit determined in Step One to all the assets and liabilities of the reporting unit. The Company utilized its recent valuations of tangible and intangible assets related to the branded operations reporting unit to determine the fair value of assets and liabilities. As a result of the Step Two testing, the Company determined that goodwill was impaired and recorded a full impairment charge on December 31, 2009, the Company's annual assessment date.

Factors attributable to the impairment of goodwill consisted of the following: increased competition in our key markets including Denver and Milwaukee, current economic conditions and forecasts within the United States, volatility of fuel prices, and other related factors.

Aircraft Maintenance and Repair. The Company charges expenses as incurred under the direct expense method. Engines and certain airframe component ovērhaul and repair costs are subject to power-by-the-hour contracts with external vendors and are expensed as the aircraft are flown. As a result of the acquisition of Frontier, the Company acquired deposits related to leased aircraft at Frontier. The Company has determined that it is probable that substantially all maintenance deposits will be refunded through qualifying maintenance activities. Deposits are reimbursed based on the specific event for each specified deposit, as determined by the lease. The projected ultimate cost was based on actual historical repair invoices as well as estimates. This analysis was performed by lease and by deposit type. As of December 31, 2010, the Company anticipates no unused excess amounts to be expensed based on this analysis. The Company will continue to evaluate whether it is probable the deposits will be returned to reimburse the costs of the maintenance activities incurred. As the Company makes future payments, if the deposits are less than probable of being returned, they will be recognized as additional expense at that time.

Income Taxes. The Company has generated significant net operating losses ("NOLs") for federal income tax purposes primarily from accelerated depreciation on owned aircraft. Certain of our NOLs generated prior to July 2005 and acquired from Midwest and Frontier are subject to an annual limitation under Internal Revenue Code Section 382 ("IRC 382"). The annual limitation is based upon the enterprise value of the Company on the IRC 382 ownership change date multiplied by the applicable long-term tax exempt rate. If the utilization of deferred tax asset, and other carry forwards becomes uncertain in future years, we will be required to record a valuation allowance for the deferred tax assets not expected to be utilized.

Intangible Assets - Commuter Slots. The Company acquired commuter slots during 2005 at the New York-LaGuardia and Ronald Reagan Washington National airports from US Airways. The licensing agreement with the Company and US Airways for the LaGuardia commuter slots expired on December 31, 2006, but we maintain a security interest in the LaGuardia slots if US Airways fails to perform under the current licensing agreement. The estimated useful lives of these commuter slots were determined based upon the period of time cash flows are expected to be generated by the commuter slots and by researching the estimated useful lives of commuter slots or similar intangibles by other airlines. In addition, an estimated residual value was determined using estimates of the expected fair value of the commuter slots at the end of the expected useful life. The residual value will be assessed annually for impairment. The estimated useful lives are also reviewed annually.

As a result of the acquisitions of Frontier and Midwest during the year ended December 31, 2009, the Company acquired slots at the New York, LaGuardia, Ronald Reagan Washington National and Newark Liberty International airports. Management concluded these slots were indefinite lived assets given the nature of the assets and existing and pending legislation regarding slots at the aforementioned airports.

Quarterly Information (unaudited)

The following table sets forth summary quarterly financial information for the years ended December 31, 2010 and 2009.

	Quarters Ended			
	March 31	**June 30**	**September 30**	**December 31**
	(dollars in thousands, except net income per share)			
2010				
Operating revenues	$ 608,712	$ 683,284	$ 711,865	$ 649,790
Operating income	(20,017)	43,555	73,022	36,794
Net income (loss) of the Company	(36,459)	2,615	21,287	(1,289)
Net income (loss) per share:				
Basic	$ (1.06)	$ 0.08	$ 0.62	$ (0.03)
Diluted	$ (1.06)	$ 0.08	$ 0.58	$ (0.03)
Weighted average number of shares outstanding:				
Basic	34,270,996	34,295,028	34,318,275	40,965,705
Diluted	34,270,996	34,314,350	36,929,893	40,965,705
2009				
Operating revenues	$ 325,305	$ 319,962	$ 359,627	$ 637,324
Operating income	44,767	53,638	36,595	136,400
Net income of the Company	2,160	14,117	3,271	20,107
Net income per share:				
Basic	$ 0.06	$ 0.41	$ 0.09	$ 0.58
Diluted	$ 0.06	$ 0.41	$ 0.09	$ 0.55
Weighted average number of shares outstanding:				
Basic	34,448,683	34,448,683	34,448,683	34,598,683
Diluted	34,448,683	34,448,683	34,528,690	37,217,661

New Accounting Standards

In October 2009, the FASB issued ASU No. 2009-13 pertaining to multiple-deliverable revenue arrangements. The new guidance will affect accounting and reporting for companies that enter into multiple-deliverable revenue arrangements with their customers when those arrangements are within the scope of Accounting Standards Codification (ASC) 605-25 *Revenue Recognition*

– *Multiple Element Arrangements.* The new guidance will eliminate the residual method of allocation and require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The new guidance will be effective for the Company prospectively for revenue arrangements entered into or materially modified on or after January 1, 2011, with early adoption permitted. We have not early-adopted the guidance and are currently evaluating the impact that ASU No. 2009-13 will have on our consolidated financial statements.

In January 2010, the FASB issued an amendment to the Fair Value Measurements and Disclosures topic of the ASC. This amendment requires disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This amendment is effective for periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements, which will be effective for fiscal years beginning after December 15, 2010. Accordingly, the Company has adopted this amendment on January 1, 2010 by adding additional disclosures, except for the additional Level 3 requirements which will be adopted in fiscal year 2011.

In February 2010, the FASB issued ASU No. 2010-09, *Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements,* which revised the general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. The adoption did not have a material impact on the Company's consolidated results of operations or financial condition, except the Company no longer needs to disclose the date through which subsequent events are evaluated.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have been and are subject to market risks, including commodity price risk (such as, to a limited extent, aircraft fuel prices) and interest rate risk.

Interest Rates

Our earnings can be affected by changes in interest rates due to the amount of cash and securities held and variable rate debt. At December 31, 2010 and 2009, approximately $482.7 million and $506.8 million of our outstanding debt was at variable interest rates, respectively. However, at December 31, 2008 all of our long-term debt was fixed rate debt. A one hundred basis point change in the LIBOR rate would have increased or decreased interest expense by $4.8 million for 2010 and 2009.

We currently intend to finance the acquisition of aircraft through the manufacturer, third-party leases or long-term borrowings. Changes in interest rates may impact the actual cost to us to acquire these aircraft. To the extent we place these aircraft in service under our code-share agreements our reimbursement rates may not be adjusted higher or lower to reflect any changes in our aircraft rental rates.

Aircraft Fuel Price Risk

Our results of operations are materially impacted by changes in aircraft fuel prices. In an effort to manage our exposure to this risk, we periodically purchase call options, enter into fuel swap agreements, or enter into costless collars on various oil derivative commodities. We do not hold or issue any derivative financial instruments for speculative trading purposes. We choose not to designate these derivatives as hedges, and, as such, realized and unrealized mark-to-market adjustments are included in aircraft fuel expense in the consolidated statements of income (loss). A one dollar change in price per barrel of crude oil will increase or decrease our fuel expense by $5.6 million. A one-cent change in the cost of each gallon of fuel would impact our pre-tax income by approximately $2.3 million per year based on our current fleet and aircraft fuel consumption.

Under our fixed-fee agreements we are not exposed to changes in fuel prices. Our fixed-fee agreements provide for our partners to purchase fuel directly or reimburse us for fuel expense as a pass-through cost.

As of December 31, 2010, our Frontier operation had hedged five percent of its anticipated volume in the second, third, and fourth quarters of 2011. Subsequent to December 31, 2010, Frontier hedged additional volumes with swap agreements that currently have Frontier hedged fifteen percent in the second quarter, ten percent in the third quarter, and ten percent in the fourth quarter. We will continue to monitor fuel prices closely and intend to take advantage of fuel hedging opportunities as they become available, with the goal of at least becoming 25% hedged in our Frontier operations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Republic Airways Holdings Inc.
Indianapolis, Indiana

We have audited the accompanying consolidated balance sheets of Republic Airways Holdings Inc. and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of income (loss), stockholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2010. We have also audited the internal control over financial reporting of the Company as of December 31, 2010, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting included in Item 9A. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements including examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Republic Airways Holdings Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ DELOITTE & TOUCHE LLP
Indianapolis, Indiana
March 15, 2011

REPUBLIC AIRWAYS HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2010 AND 2009
(In thousands, except share and per share amounts)

	2010	2009
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 291,150	$ 157,532
Restricted cash	139,104	192,700
Receivables—net of allowance for doubtful accounts of $1,230 and $743, respectively	73,898	69,510
Inventories—net	94,629	81,391
Prepaid expenses and other current assets	56,444	42,568
Assets held for sale	43,466	25,649
Deferred income taxes	27,113	21,023
Total current assets	725,804	590,373
Aircraft and other equipment—net	3,173,486	3,418,160
Maintenance deposits	147,245	143,868
Other intangible assets—net	143,226	166,025
Other assets	158,940	132,046
Total	$ 4,348,701	$ 4,450,472
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Current portion of long-term debt	$ 269,023	$ 243,259
Accounts payable	43,790	106,178
Air traffic liability	174,859	138,242
Deferred frequent flyer revenue	50,999	46,213
Accrued liabilities	246,625	211,632
Total current liabilities	785,296	745,524
Long-term debt—less current portion	2,308,660	2,546,160
Deferred frequent flyer revenue	102,277	108,545
Deferred credits and other non current liabilities	108,081	97,788
Deferred income taxes	434,704	434,575
Total liabilities	3,739,018	3,932,592
Commitments and contingencies		
Stockholders' Equity:		
Preferred stock, $.001 par value; 5,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $.001 par value; one vote per share; 150,000,000 shares authorized; 58,062,574 and 43,931,116 shares issued and 48,173,058 and 34,598,683 shares outstanding, respectively	58	44
Additional paid-in capital	405,441	299,257
Treasury stock, 9,333,266 and 9,332,433 shares at cost, respectively	(181,827)	(181,820)
Accumulated other comprehensive loss	(2,714)	(2,172)
Accumulated earnings	388,725	402,571
Total Stockholders' Equity	609,683	517,880
Total	$ 4,348,701	$ 4,450,472

See accompanying notes to consolidated financial statements.

REPUBLIC AIRWAYS HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(In thousands, except per share amounts)

	2010	2009	2008
OPERATING REVENUES:			
Fixed-fee service	$ 1,030,306	$ 1,180,209	$ 1,462,211
Passenger service	1,541,320	421,043	—
Cargo and other	82,025	40,966	17,544
Total operating revenues	2,653,651	1,642,218	1,479,755
OPERATING EXPENSES:			
Wages and benefits	549,889	342,364	252,336
Aircraft fuel	616,930	236,620	327,791
Landing fees and airport rents	170,683	96,915	59,891
Aircraft and engine rent	240,563	156,773	134,206
Maintenance and repair	255,802	211,503	169,425
Insurance and taxes	45,525	28,105	25,793
Depreciation and amortization	204,522	163,584	133,206
Promotion and sales	134,787	36,265	—
Goodwill impairment	—	113,759	—
Other impairment charges	11,473	8,800	—
Gain on bargain purchase	—	(203,698)	—
Other	290,123	179,828	122,012
Total operating expenses	2,520,297	1,370,818	1,224,660
OPERATING INCOME	133,354	271,400	255,095
OTHER INCOME (EXPENSE):			
Interest expense	(151,662)	(144,994)	(131,856)
Other-net	(3,235)	9,784	14,176
Total other income (expense)	(154,897)	(135,210)	(117,680)
INCOME (LOSS) BEFORE INCOME TAXES	(21,543)	136,190	137,415
INCOME TAX EXPENSE (BENEFIT)	(7,697)	99,805	52,835
NET INCOME (LOSS)	(13,846)	36,385	84,580
Add: Net loss attributable to noncontrolling interest in Mokulele Flight Service Inc.	—	3,270	—
NET INCOME (LOSS) OF THE COMPANY	$ (13,846)	$ 39,655	$ 84,580
NET INCOME (LOSS) PER COMMON SHARE - BASIC	$ (0.38)	$ 1.15	$ 2.43
NET INCOME (LOSS) PER COMMON SHARE - DILUTED	$ (0.38)	$ 1.13	$ 2.42

See accompanying notes to consolidated financial statements.

REPUBLIC AIRWAYS HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(In thousands)

		Republic Airways Holdings Inc. Stockholders						
	Other Comprehensive Income (Loss)	Common Stock	Additional Paid-In Capital	Treasury Stock	Accumulated Other Comprehensive Loss	Accumulated Earnings	Noncontrolling Interest	Total
Balance at January 1, 2008		$ 43	$ 293,127	$ (142,411)	$ (3,009)	$ 278,336	$ —	$ 426,086
Stock compensation expense			3,925					3,925
Exercise of employee stock options		1	324					325
Net income	$ 84,580					84,580		84,580
Treasury stock repurchases				(39,409)				(39,409)
Reclassification adjustment for loss realized on derivatives, net of tax	432				432			432
Comprehensive income	$ 85,012							
Balance at December 31, 2008		44	297,376	(181,820)	(2,577)	362,916	—	475,939
Stock compensation expense			5,151					5,151
Decrease in Republic's APIC for purchase of Mokulele Flight Services, Inc. common stock from noncontrolling interest			(3,270)				3,270	—
Net income	$ 36,385					39,655	(3,270)	36,385
Reclassification adjustment for loss realized on derivatives, net of tax	405				405			405
Comprehensive income	$ 36,790							
Balance at December 31, 2009		44	299,257	(181,820)	(2,172)	402,571	—	517,880
Stock compensation expense			4,143					4,143
Exercise of employee stock options		1	128					129
Common stock offering, net		13	101,913					101,926
Net loss	$ (13,846)					(13,846)	—	(13,846)
Treasury stock repurchases				(7)				(7)
Pension and other postretirement plans, net of tax	(933)				(933)			(933)
Reclassification adjustment for loss realized on derivatives, net of tax	391				391			391
Comprehensive loss	$ (14,388)							
Balance at December 31, 2010		$ 58	$ 405,441	$ (181,827)	$ (2,714)	$ 388,725	$ —	$ 609,683

See accompanying notes to consolidated financial statements.

REPUBLIC AIRWAYS HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(In thousands)

	2010	2009	2008
OPERATING ACTIVITIES:			
Net income (loss)	$ (13,846)	$ 36,385	$ 84,580
Adjustments to reconcile net income (loss) to net cash from operating activities:			
Goodwill and other impairment charges	11,473	122,559	—
Gain on bargain purchase	—	(203,698)	—
Depreciation and amortization	204,522	163,584	133,206
Debt issue costs and other amortization	10,031	8,375	7,078
Curtailment gain and non-cash pension expense	—	(7,500)	—
Deferred revenue amortization	(7,183)	(10,781)	(15,953)
Loss on aircraft and other equipment disposals	4,751	4,906	4,749
Realized gain on interest rate swap	—	—	(5,785)
Loss (gain) on extinguishment of debt	4,418	—	(5,980)
Stock compensation expense	4,143	5,151	3,925
Deferred income taxes	(5,650)	101,713	49,339
Other, net	3,861	1,397	(1,547)
Changes in certain assets and liabilities:			
Restricted cash	54,058	9,604	—
Receivables	(7,736)	(4,260)	2,281
Inventories	(15,138)	(15,595)	(8,212)
Prepaid expenses and other current assets	(12,838)	(3,560)	(7,996)
Accounts payable and accrued liabilities	(8,725)	(20,004)	13,848
Air traffic liability	36,617	(15,692)	—
Deferred frequent flyer liability	(1,481)	7,548	—
Other, net	(4,859)	(11,514)	(11,246)
Net cash from operating activities	256,418	168,618	242,287
INVESTING ACTIVITIES:			
Purchase of aircraft and other equipment	(58,652)	(39,997)	(127,832)
Proceeds from sale of aircraft and other equipment	77,422	72,869	52,945
Aircraft deposits	(28,773)	(5,506)	(20,884)
Aircraft deposits returned	—	14,459	68,623
Funding of notes receivable	—	(61,117)	(55,032)
Acquisition of Frontier, net of cash acquired	—	25,193	—
Acquisition of Midwest, net of cash acquired	—	(1,894)	—
Advances from aircraft and other equipment agreements	12,388	—	—
Other, net	127	(622)	242
Net cash from investing activities	2,512	3,385	(81,938)
FINANCING ACTIVITIES:			
Payments on debt	(214,441)	(145,709)	(113,565)
Proceeds from refinancing of aircraft and issuance of debt	49,342	75,123	6,700
Proceeds from common stock offerings, net	101,926	—	—
Payments on early extinguishment of debt	(60,045)	(70,887)	(49,969)
Proceeds from exercise of stock options	129	—	325
Payments for debt issue costs	(2,216)	(2,654)	(4,564)
Proceeds on settlement of interest rate swaps	—	—	5,785
Purchase of treasury stock	(7)	—	(39,409)
Net cash from financing activities	(125,312)	(144,127)	(194,697)
Net changes in cash and cash equivalents	133,618	27,876	(34,348)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	157,532	129,656	164,004
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 291,150	$ 157,532	$ 129,656

See accompanying notes to consolidated financial statements.

REPUBLIC AIRWAYS HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

1. ORGANIZATION & BUSINESS

We are a Delaware holding company organized in 1996 that offers scheduled passenger services through our wholly-owned operating air carrier subsidiaries: Chautauqua Airlines, Inc. ("Chautauqua"), Shuttle America Corporation ("Shuttle"), Republic Airline Inc. ("Republic Airline"), Frontier Airlines, Inc. ("Frontier"), and Lynx Airlines, Inc. ("Lynx"). Unless the context indicates otherwise, the terms the "Company," "we," "us," or "our," refer to Republic Airways Holdings Inc. and our subsidiaries.

As of December 31, 2010, our operating subsidiaries offered scheduled passenger service on 1,540 flights daily to 128 cities in 41 states, Canada, Mexico, and Costa Rica under our Frontier operations, and through fixed-fee code-share agreements with AMR Corp., the parent of American Airlines, Inc. ("American"), Continental Airlines, Inc. ("Continental"), Delta Air Lines, Inc. ("Delta"), United Air Lines, Inc. ("United"), and US Airways, Inc. ("US Airways") (collectively referred to as our "Partners"). Currently, we provide our Partners with fixed-fee regional airline services, operating as AmericanConnection, Continental Express, Delta Connection, United Express, or US Airways Express, including service out of their hubs and focus cities.

The following table outlines the type of aircraft our subsidiaries operate and their respective operations within our business units as of December 31, 2010:

Operating Subsidiaries	Aircraft Size	Frontier	Fixed-Fee Code-Share Agreement Partners					Spares	Number of Aircraft
			American	Continental	Delta	United	US Airways		
Chautauqua Airlines	37 to 50	13	15	15	24	—	9	2	78
Shuttle America	70 to 76	—	—	—	16	38	—	—	54
Republic Airline	70 to 99	32	—	—	—	—	58	—	90
Frontier	120 to 162	50	—	—	—	—	—	—	50
Lynx	74	3	—	—	—	—	—	—	3
Total number of operating aircraft		98	15	15	40	38	67	2	275

During 2010, our operational fleet decreased from 290 to 275. The Company removed eight Q400 aircraft from its Frontier operations. Five were returned to the lessor, two are held for sale, and one has been subleased. Seven CRJ aircraft were returned to the lessor from our fixed-fee service with Continental. Four A318 aircraft were removed from our Frontier operation and sold or returned to the lessor. Two E145 aircraft were subleased offshore and one E170 was sold. Four E190 aircraft and three A320 aircraft were placed into our Frontier operation during the year.

We have long-term, fixed-fee regional jet code-share agreements with each of our Partners that are subject to us maintaining specified performance levels. Pursuant to these fixed-fee agreements, which provide for minimum aircraft utilization at fixed rates, we are authorized to use our Partners' two-character flight designation codes to identify our flights and fares in our Partners' computer reservation systems, to paint our aircraft in the style of our Partners, to use their service marks and to market ourselves as a carrier for our Partners. Our fixed-fee agreements have historically limited our exposure to fluctuations in fuel prices, fare competition and passenger volumes. Our development of relationships with multiple major airlines has enabled us to reduce our dependence on any single airline, allocate our overhead more efficiently among our Partners and reduce the cost of our services to our Partners.

Our branded operations are comprised of the former operations of Midwest Air Group, Inc. ("Midwest") and Frontier, both of which we acquired in 2009. As of October 2010, these operations now fly as a single consolidated branded network under the Frontier brand. Frontier has the largest market share in Milwaukee and the second largest market share in Denver. Our branded operation have a significant base of frequent flyer members and strong support in their local communities of Denver and Milwaukee.

US Airways Code-Share Agreements

The code-share agreement for the E145 aircraft terminates in July 2014. The code-share agreement for the E170/175 aircraft terminates in September 2015 with respect to the 20 E170 aircraft and eight of the E175 aircraft. The remaining 30 E175 aircraft terminate 12 years from each aircraft's in-service date and therefore would terminate from February 2019 to July 2020. US Airways may terminate the code-share agreements at any time for cause upon not less than 90 days notice and subject to our right to cure under certain conditions.

The Delta Code-Share Agreements

The code-share agreements for the E145 and E170/175 aircraft terminate in May 2016 and January 2019, respectively, subject to certain extension rights. Delta may terminate the code-share agreements at any time, with or without cause, if it provides us 180 days written notice, for the E145 regional jet code-share agreement, and July 2015 for the E170/175 regional jet code-share agreement. With respect to the E145 agreement, if Delta chooses to terminate any aircraft early, it may not reduce the number of aircraft in service to less than 12 during the 12-month period following the 180 day initial notice period unless it completely terminates the code-share agreement. We refer to this as Delta's partial termination right.

If Delta exercises this right under either agreement or if we terminate either agreement for cause, we have the right to require Delta either to purchase, sublease or assume the lease of aircraft leased by us with respect to any of the aircraft we previously operated for Delta under that agreement.

The United Code-Share Agreements

The E170 code-share agreement terminates on June 30, 2019. The E145 code-share agreement was terminated effective January 2010. The E145 aircraft were transitioned to our Frontier operations or returned to our lessor during 2010. United has the option of extending the E170 agreement for five years or less. In addition, the code-share agreements may be terminated under certain conditions.

United has a call option to assume our ownership or leasehold interest in certain aircraft if we wrongfully terminate the code-share agreements or if United terminates the agreements for our breach for certain reasons.

The American Code-Share Agreement

The term of the American code-share agreement continues until February 1, 2013. However, American may terminate the code-share agreement without cause upon 180 days notice, provided that such notice may not be given prior to September 30, 2011. If American terminates the code-share agreement without cause, we have the right to put the leases of the aircraft, or to sell the aircraft to American to the extent owned by us, used under the code-share agreement to American. The agreement may be subject to termination for cause prior to that date under various circumstances.

The Continental Code-Share Agreement

As of December 31, 2010, we operated 15 E145 aircraft for Continental under a fixed-fee code-share agreement and provided 88 flights per day as Continental Express.

Unless otherwise extended or amended, the E145 code-share agreement terminates on September 4, 2012. Seven of the aircraft are expected to come out of service in 2011 and the final eight aircraft are expected to come out of service in 2012. Under certain conditions, Continental may extend the term on the aircraft up to five additional years.

Concentrations

As of December 31, 2010, substantially all fixed-fee service revenues are derived from code-share agreements with US Airways, Delta, American, United, and Continental. Termination of any of these code-share agreements could have a material adverse effect on the Company's financial position, results of operations and cash flows.

During the years ended December 31, 2010, 2009, and 2008, US Airways was approximately 15%, 23%, and 25%, and United was approximately 12%, 21%, and 21% of the Company's operating revenue, respectively.

Frontier operates primarily out of the Denver and Milwaukee airports with 95% of our flights originating or departing from the Milwaukee or Denver airports. A reduction in the Company's market share, increased competition, or reduced passenger traffic to or from these airports could have an adverse effect on our financial position and results of operations. Our Frontier operations expose us to changes in passenger demand, fare competition and fluctuations in fuel prices. In addition, our dependence on a hub system operating out of these airports makes us more susceptible to adverse weather conditions and other traffic delays than some of our competitors that may be able to spread these traffic risks over larger route networks.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation—The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly-owned subsidiaries, Chautauqua Airlines, Shuttle America, Republic Airline, Frontier and Midwest. The Company's financial statements include the results of operations and cash flows for Midwest and Frontier beginning August 1, 2009 and October 1, 2009, respectively. The Company's financial statements include the results of operations and cash flows for Mokulele Flight Services, Inc. ("MFSI" or "Mokulele") beginning April 1, 2009 through October 16, 2009. Intercompany transactions and balances are eliminated in consolidation.

Risk Management—As part of our risk management strategy, we periodically purchase call options, enter into fuel swap agreements, or enter into costless collars on various oil derivative commodities. Prices for crude oil are normally correlated to aircraft fuel, making derivatives of crude oil effective at providing short-term protection against sharp increases in average fuel prices. The Company does not hold or issue any derivative financial instruments for speculative trading purposes. The Company chose not to designate these derivatives as hedges, and, as such, realized and unrealized mark-to-market adjustments are included in aircraft fuel expense in the consolidated statements of income (loss).

The Company has recorded within accumulated other comprehensive loss settlements of treasury lock agreements from prior periods. Such amounts are reclassified to interest expense over the term of the respective aircraft debt. During 2010, 2009 and 2008, the Company reclassified $0.6 million, $0.7 million, and $0.7 million to interest expense, respectively. The Company expects to reclassify $0.6 million to interest expense for the year ending December 31, 2011.

In March 2008, in anticipation of financing the purchase of E175 aircraft on firm order with the manufacturer, the Company entered into 21 interest rate swap agreements for a notional amount of $420 million. In April 2008, the Company terminated the interest rate swap agreements resulting in a gain and cash proceeds of $5.8 million, which is recorded in other income (expense), net in the consolidated statement of income (loss) in 2008.

Cash and Cash Equivalents—Cash equivalents consist of money market funds and short-term, highly liquid investments with maturities of three months or less when purchased and approximates fair value. Substantially all of our cash is on hand with two banks.

Supplemental Statement of Cash Flow Information:

(amounts in 000's)	Years ended December 31, 2010	2009	2008
CASH PAID FOR INTEREST AND INCOME TAXES:			
Interest paid-net of amount capitalized	$ 138,308	$ 134,700	$ 122,355
Income taxes paid-net of refunds	(462)	(319)	483
NON-CASH INVESTING AND FINANCING TRANSACTIONS:			
Parts, training and lease credits received from aircraft manufacturer	—	(1,710)	(14,900)
Liabilities assumed in Mokulele transaction	—	9,300	—
Liabilities removed in Mokulele deconsolidation	—	6,800	—
Conversion of Mokulele note to equity	—	3,000	—
Liabilities assumed in Midwest acquisition	—	182,000	—
Liabilities assumed in Frontier acquisition	—	757,700	—
Convertible debt issued in Midwest acquisition	—	25,000	—
Frontier debtor-in-possession loan settled upon acquisition	—	43,104	—
US Airways note receivable and accrued interest applied to aicraft purchases	—	35,228	—
Aircraft, inventories, and other equipment purchased through direct financing arrangements	5,393	315,272	526,200
Engines received and not yet paid	9,946	8,124	6,283
Refinancing of aircraft	—	—	139,145
Engines contributed in settlement of liability	—	6,400	—
Reduction of convertible debt	2,748	—	—

Restricted Cash —primarily consists of funds held as collateral for bankcard and credit card processors and are invested in money market accounts or held by credit card processors directly. These contracts with the processors require a holdback of funds equal to a certain percentage of the air traffic liability associated with the estimated amount of bankcard transactions. The Company also maintains restricted amounts for satisfying debt and lease payments due within the next year and certificates of deposit that secure certain letters of credit issued for workers' compensation claim reserves and certain airport authorities. Restricted cash is carried at cost, which management believes approximates fair value. Restricted cash consisted of the following as of December 31, 2010 and 2009:

(amounts in 000's)	December 31, 2010	2009
Funds held for holdback of customer sales	$ 99,150	$ 159,704
Funds held for cash supported letters of credit and deposits on charter flights	31,789	31,811
Other	8,165	1,185
Total	$ 139,104	$ 192,700

Receivables primarily consist of amounts due from credit card companies and customers of our aircraft maintenance and cargo transportation services. We provide an allowance for uncollectible accounts equal to the estimated losses expected to be incurred based on historical write-offs and other specific analyses. Bad debt expense and write-offs were not material for the years ended December 31, 2010, 2009 and 2008.

Inventories consist of spare parts and supplies, which are charged to expense as they are used in operations. Inventories are valued at the lower of cost or net realizable value using either the average cost for the fixed-fee segment and first-in, first-out methods for the branded segment. An allowance for obsolescence is provided to reduce inventory to estimated net realizable value. As of December 31, 2010 and 2009, this reserve was $8.1 million and $5.8 million, respectively.

Prepaid Expenses and Other Current Assets consist of prepaid expenses, primarily fuel, deposits, facility and engine rent, and commissions, and other current assets, primarily the fair value of derivative contracts. Passenger traffic commissions are expensed when the transportation is provided and the related revenue is recognized.

Assets Held for Sale are reported at the lower of their carrying value or estimated fair value less costs to sell. We expect to sell all such assets during the next twelve months.

Aircraft and Other Equipment is carried at cost. Incentives received from the aircraft manufacturer are recorded as reductions to the cost of the aircraft. Depreciation for aircraft is computed on a straight-line basis, to an estimated residual value, over the estimated useful life of 16.5 to 25 years. Depreciation for other equipment, including rotable parts, is computed on a straight-line basis, to an estimated residual value, over the estimated useful lives of three to 25 years. Leasehold improvements are amortized over the expected life or lease term, whichever is shorter. Interest related to deposits on aircraft on firm order from the manufacturer is capitalized. The Company capitalized approximately $0.4 million, $0.1 million, and $2.2 million of interest for the years ended December 31, 2010, 2009 and 2008, respectively.

Other Intangible Assets that have indefinite useful lives are not amortized but are tested if a triggering event occurred, or at least annually, for impairment. Intangible assets that have finite useful lives are amortized over their useful lives to an estimated residual value and reviewed for impairment at least annually.

Other Assets consist primarily of prepaid aircraft rent, debt issue costs, and aircraft lease and other long-term deposits. Debt issue costs are capitalized and are amortized using the effective interest method to interest expense over the term of the related debt.

Long-Lived Assets—Management reviews long-lived assets for possible impairment, if there is a triggering event that detrimentally affects operations. The primary financial indicator used by the Company to assess the recoverability of its long-lived assets held and used is undiscounted future cash flows from operations. The amount of impairment, if any, is measured based on estimated fair value or projected future cash flows using a discount rate reflecting the Company's average cost of funds.

Deferred Credits and Other Non Current Liabilities consist primarily of credits for parts and training from the aircraft and engine manufacturers, deferred gains from the sale and leaseback of aircraft and spare jet engines, unfavorable leases assumed from acquisitions of businesses, and deferred revenue. Deferred credits are amortized on a straight-line basis as a reduction of aircraft or engine rent expense over the term of the respective leases. The deferred revenue is amortized as an adjustment to fixed-fee services revenue based on the weighted average aircraft in service over the life of the respective Delta agreements.

Comprehensive Income (Loss)—The Company had accumulated other comprehensive loss relating to treasury lock agreements of $1.8 million, $2.2 million, and $2.6 million, net of tax, at December 31, 2010, 2009 and 2008, respectively and $0.9 million, net of tax, relating to the pension plan as of December 31, 2010.

Income Taxes—The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts for existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in future years in which those temporary differences are expected to be recovered or settled. The measurement of deferred tax assets is adjusted by a valuation allowance, if necessary, to recognize the future tax benefits to the extent, based on available evidence; it is more likely than not they will be realized.

Aircraft Maintenance and Repair is charged to expense as incurred under the direct expense method. Engines and certain airframe component overhaul and repair costs are subject to power-by-the-hour contracts with external vendors and are expensed as the aircraft are flown. As a result of the acquisition of Frontier, the Company acquired deposits related to leased aircraft at Frontier. The Company has determined that it is probable that substantially all maintenance deposits will be refunded through qualifying maintenance activities. Deposits are reimbursed based on the specific event for each specified deposit, as determined by the lease. The projected ultimate cost was based on actual historical repair invoices as well as estimates. This analysis was performed by lease and by deposit type. As of December 31, 2010, the Company has no reserve for deposits that will not be recoverable, as we anticipate no unused excess amounts to be expensed based on this analysis. The Company will continue to evaluate whether it is probable the deposits will be returned to reimburse the costs of the maintenance activities incurred. As the Company makes future payments, if the deposits are less than probable of being returned, the Company will recognize additional expense at that time.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Such management estimates include, but are not limited to, recognition of revenue, including deferred revenue from the frequent flyer program, fair value of assets acquired and liabilities assumed in business combinations, fair value of the reporting units of the Company, valuation of intangibles and long-lived assets, valuation of notes receivable, provision for accrued aircraft return costs, recoverability of maintenance deposits, and valuation of deferred tax assets. Under the code-share agreements, the Company estimates operating costs for certain "pass through" costs and records revenue based on these estimates. Actual results could differ from these estimates.

Fixed-fee Service Revenues—Under our fixed-fee arrangements with our Partners, the Company receives fixed-fees for our capacity purchase agreements, as well as reimbursement of specified "pass-through" costs on a gross basis with additional possible incentives from our Partners for superior service. These revenues are recognized in the period the service is provided, and we perform an estimate of the profit component based upon the information available at the end of the accounting period.

The reimbursement of specified costs, known as "pass-through costs", may include aircraft ownership cost, passenger liability and hull insurance, aircraft property taxes, fuel, landing fees and catering. All revenue recognized under these contracts is presented at the gross amount billed for reimbursement.

Under the Company's code-share agreements, the Company is reimbursed an amount per aircraft designed to compensate the Company for certain aircraft ownership costs. The Company has concluded that a component of its fixed-fee service revenues under the agreement discussed above is rental income, inasmuch as the agreement identifies the "right of use" of a specific type and number of aircraft over a stated period of time. The amount deemed to be rental income during 2010, 2009 and 2008 was $317.4 million, $358.2 million, and $348.4 million, respectively, and has been included in fixed-fee service revenues in the Company's consolidated statements of income (loss).

Passenger Service Revenues—Passenger service revenues are recognized when the transportation is provided or after the tickets expire (which is either immediately upon the scheduled departure of the flight or up to thirteen months after the date of issuance depending on the type of ticket purchased), and are net of excise taxes, passenger facility charges and security fees. Passenger service revenues that have been deferred are included in the accompanying consolidated balance sheets as air traffic liability. Included in passenger service revenue are change fees imposed on passengers for making schedule changes to non-refundable tickets. Change fees are recognized as revenue at the time the change is made for the passenger as these fees are a separate transaction that occur subsequent to the date of the original ticket sale.

The Company is required to charge certain taxes and fees on passenger tickets. These taxes and fees include U.S. federal transportation taxes, federal security charges, airport passenger facility charges and foreign arrival and departure taxes. These taxes and fees are legal assessments on the customer, for which the Company has an obligation to act as a collection agent. Because the Company is not entitled to retain these taxes and fees, such amounts are not included in passenger service revenue. The Company records a liability when the amounts are collected and reduces the liability when payments are made to the applicable government agency or operating carrier. We reclassified $31.4 million of on-board sales of LiveTV, liquor and food and baggage fees recorded in other revenues to passenger revenues in our December 31, 2009 consolidated statement of income (loss). These reclassifications had no effect on previously reported total operating revenues or net income.

Cargo and Other Revenues—Cargo and other revenues consist primarily of the marketing component of our co-branded credit cards, charter and cargo revenues, interline and ground handling fees, lease revenue for aircraft subleased under operating leases and revenue from commuter slots leased to US Airways at Ronald Reagan Washington National Airport.

Frequent Flyer Programs—The Company has a frequent flyer program that offers incentives to travel on its airlines and promotes customer loyalty. The program allows participants to earn mileage credits by flying on Frontier and through participating companies, such as credit card companies, hotels, and car rental agencies. The Company also sells mileage credits to nonairline businesses. The mileage credits may be redeemed for free air travel on Frontier, as well as hotels, rental cars, and other awards.

Earned Mileage Credits – The Company defers the portion of the sales proceeds that represents the estimated fair value of the air transportation for mileage credits awarded and recognizes that amount as passenger service revenue when the mileage credit is redeemed and the transportation is provided. The fair value of the air transportation component is determined utilizing the deferred revenue method as further described below. The initial revenue deferral is presented as deferred frequent flyer revenue in the consolidated balance sheets. When recognized, the revenue related to the air transportation component is classified as passenger service revenue in the Company's consolidated statements of income (loss).

The Company's accounting policy for its frequent flyer program is the deferred revenue method. The deferred revenue method is to record the frequent flyer obligation by allocating an equivalent weighted-average ticket value to each outstanding mile based on projected redemption patterns for available award choices when such miles are consumed. Such value is estimated assuming redemptions on our airline and other redemption choices and by estimating the relative proportions of awards to be redeemed by class of service and redemption choices. The estimation of the value of each award mile requires the use of several significant assumptions for which significant management judgment is required. For example, management must estimate how many miles are projected to be redeemed on the Company's airline versus other redemption choices. Since the equivalent ticket value on miles redeemed on Frontier and other redemption choices can vary greatly, this assumption can materially affect the calculation of the weighted-average ticket value from period to period.

Management must also estimate the expected redemption patterns of Frontier customers who have a number of different award choices when redeeming their miles, each of which can have materially different estimated values. Such choices include different classes of service and award levels. Customer redemption patterns may also be influenced by program changes, which occur from time to time, introducing new award choices or making material changes to the terms of existing award choices. Management must often estimate the probable impact of such program changes on future customer behavior, which requires the use of significant judgment. Management uses historical customer redemption patterns as the best single indicator of future redemption behavior in making its estimates, but changes in customer mileage redemption behavior patterns, which are not consistent with historical behavior can result in historical changes to deferred frequent flyer revenue balances and to recognized revenue.

The Company measures its deferred revenue obligation using all awarded and outstanding miles, regardless of whether or not the customer has accumulated enough miles to redeem an award. Eventually these customers will accumulate enough miles to redeem awards, or their account will deactivate after a period of inactivity, in which case the Company will recognize the related revenue when the miles expire as passenger service revenue.

Current and future changes to the expiration policy, or to program rules and program redemption opportunities, may result in material changes to the deferred frequent flyer revenue balance as well as recognized revenue from the program.

Mileage Credits Sold – The Company also has agreements with its co-branded credit card partner that require its partner to purchase miles as they are awarded to the co-branded partner cardholders. The air transportation element for the awarded miles is included in deferred frequent flyer revenue at the estimated fair value of the air transportation element and the residual marketing element is recorded as cargo and other revenue when the miles are awarded. The deferred frequent flyer revenue is subsequently recognized as passenger service revenue when the transportation is provided.

The Company also sells mileage credits in its frequent flyer programs to third parties. The travel portion of the sale is recognized as part of the deferred frequent flyer revenue liability. The remaining portion, referred to as the marketing component, is recognized as cargo and other revenue in the month the miles are sold.

Promotion and Sales includes commissions, promotions, reservation system fees, advertising, and other similar costs. The Company expenses the costs of advertising expense in the year incurred. Advertising expense was $14.2 million and $2.8 million for the years ended December 31, 2010 and 2009, respectively. No advertising expense was incurred in the year ended December 31, 2008.

Lease Return Conditions—The Company must meet specified return conditions upon lease expiration for both the airframes and engines. The Company estimates lease return conditions specified in leases and accrues these amounts as contingent rent ratably over the lease term while the aircraft are operating once such costs are probable and reasonably estimable. These expenses are included in accrued liabilities in the consolidated balance sheets.

Defined Benefit Plans—Midwest has two defined benefit plans. The Pilots' Supplemental Pension Plan is a qualified defined benefit plan and provides retirement benefits to Midwest pilots covered by their collective bargaining agreement. The Pilot Nonqualified Supplemental Pension Plan is a nonqualified defined benefit plan that provides Midwest pilots with annuity benefits for salary in excess of IRS salary limits that cannot be covered by the qualified Pilots' Supplemental Pension Plan.

Net Income (Loss) per Common Share is based on the weighted average number of shares outstanding during the period. The following is a reconciliation of the diluted net income (loss) per common share computations (amounts in thousands):

	For the Years Ended December 31,		
	2010	**2009**	**2008**
Net income (loss) of the Company	$ (13,846)	$ 39,655	$ 84,580
Reduction in interest expense from convertible note (net of tax)	—	517	—
Net income (loss) of the Company for diluted net income (loss) per common share calculation	$ (13,846)	$ 40,172	$ 84,580
Weighted-average common shares outstanding for basic net income (loss) per common share	35,976	34,599	34,855
Effect of dilutive convertible note	—	1,041	—
Effect of dilutive employee stock options and warrants	—	59	94
Adjusted weighted-average common shares outstanding and assumed conversions for diluted net income (loss) per common share	35,976	35,699	34,949

Employee stock options of 5.3 million, 4.2 million, and 3.5 million were not included in the calculation of diluted net income (loss) per common share due to their anti-dilutive impact for the years ended December 31, 2010, 2009, and 2008, respectively. The convertible note has a $22.3 million face value and is convertible in whole or in part, at the option of the holder, for up to 2.2 million shares of the Company's common stock.

Fair Value of Financial Instruments—The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, restricted cash, receivables, and accounts payable approximate fair values because of their immediate or short-term maturity of these financial instruments.

Segment Information—Historically, the Company has always considered its operations as one operating and reportable segment, fixed-fee services. During 2009, the Company acquired Frontier, Midwest, and Mokulele, and the Company reassessed the number of segments of the Company and determined that the Company has three reportable operating segments: fixed-fee service, branded passenger service, and other. Additional information about segment reporting is presented in Note 17.

New Accounting Standards—In October 2009, the FASB issued ASU No. 2009-13 pertaining to multiple-deliverable revenue arrangements. The new guidance will affect accounting and reporting for companies that enter into multiple-deliverable revenue arrangements with their customers when those arrangements are within the scope of Accounting Standards Codification (ASC) 605-25 *Revenue Recognition – Multiple Element Arrangements*. The new guidance will eliminate the residual method of allocation and require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The new guidance will be effective for the Company prospectively for revenue arrangements entered into or materially modified on or after January 1, 2011, with early adoption permitted. We have not early-adopted the guidance and are currently evaluating the impact that ASU No. 2009-13 will have on our consolidated financial statements.

In January 2010, the FASB issued an amendment to the Fair Value Measurements and Disclosures topic of the ASC. This amendment requires disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This amendment is effective for periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements, which will be effective for fiscal years beginning after December 15, 2010. Accordingly, the Company has adopted this amendment on January 1, 2010 by adding additional disclosures, except for the additional Level 3 requirements which will be adopted in fiscal year 2011.

In February 2010, the FASB issued ASU No. 2010-09, *Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements,* which revised the general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. The adoption did not have a material impact on the Company's consolidated results of operations or financial condition, except the Company no longer needs to disclose the date through which subsequent events are evaluated.

Reclassification— Certain prior-year amounts have been reclassified to conform to the current year's presentation. We reclassified $31.4 million of on-board sales of LiveTV, liquor and food and baggage fees recorded in other revenues to passenger revenues in our December 31, 2009 consolidated statement of income (loss). These reclassifications had no effect on previously reported operating income or net income. We also condensed the cash flow statement to include the change in accounts payable and accrued liabilities in one line. Further, the accrued liabilities and incomes taxes footnote was condensed in the current year.

3. FAIR VALUE MEASUREMENTS

ASC Topic 820, *"Fair Value Measurements and Disclosures"* requires disclosures about how fair value is determined for assets and liabilities and a hierarchy for which these assets and liabilities must be grouped is established. The Topic establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

- Level 1 quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 unobservable inputs for the asset or liability.

Aircraft Fuel Derivatives - Recurring - The Company's derivative contracts are privately negotiated contracts and are not exchange traded. Fair value measurements based on level 2 inputs are estimated with option pricing models that employ observable and certain unobservable inputs. Inputs to the valuation models include contractual terms, market prices, yield curves, fuel price curves and measures of volatility, among others. The fair value of fuel hedging derivatives of $2.7 million and $2.8 million are recorded in prepaid expenses and other current assets in the consolidated balance sheets at December 31, 2010 and 2009, respectively. The Company does not hold or issue any derivative financial instruments for speculative trading purposes. The Company chose not to designate these derivatives as hedges, and, as such, realized and unrealized mark-to-market adjustments are included in aircraft fuel expense in the consolidated statements of income (loss).

Trade name Intangible - Nonrecurring - as a result of the Company's decision to unify its brand names, the Company announced its intent to discontinue the use of the trade name Midwest Airlines. During 2010, the Company fully impaired the value of the Midwest Airlines trade name intangible of $7.6 million to its fair value of zero based on level 3 inputs. The Company had a similar impairment charge in 2009 of $6.8 million. The estimates of fair value represent the Company's best estimate based on industry trends and reference to market rates and transactions.

Aircraft Impairment - Nonrecurring - the Company has an agreement to sell five A318 aircraft on various dates in 2011 with a third party. Upon entering the sale agreement with the third party, we evaluated these aircraft for impairment. We evaluated the estimated cash flows on such aircraft through their anticipated disposal dates in 2011. The estimated cash flows were substantially less than the book values as of December 31, 2010. The aircraft were reduced to their estimated fair values, based on the estimated selling price. We determined the A318s were impaired by $8.5 million. The fair values were determined based on level 3 inputs.

4. ACQUISITIONS AND DIVESTITURES

Frontier Airlines Holdings, Inc.–

On October 1, 2009, pursuant to the terms of the amended and restated investment agreement, as amended (the "Investment Agreement"), dated as of August 13, 2009, the Company completed its acquisition of Frontier. The Company purchased 1,000 newly issued shares of common stock, constituting all of the outstanding shares of Frontier, in connection with its emergence from bankruptcy. Under the Investment Agreement, the Company served as equity plan sponsor for Frontier's plan of reorganization and paid $108.8 million and relinquished its rights to any distribution on account of the Company's allowed general unsecured claims against Frontier of $150 million arising out of Frontier's rejection of the fixed-fee code-share agreement.

The acquisition of Frontier provided the Company additional revenue diversity from its traditional fixed-fee services and allowed it to expand operations into branded passenger service. The Company accounted for the acquisition in accordance with ASC Topic 805, whereby the purchase price paid was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed from Frontier based on their estimated fair values as of the closing date. During 2010, the Company completed its process of evaluating the fair value of the air traffic liability, the deferred frequent flyer revenue, and the income tax implications of the transaction, and no adjustments were made to the purchase price allocations.

As a result of the purchase price allocation, the Company recognized a bargain purchase gain of $203.7 million for the year ended December 31, 2009. Management believes that the significant gain on bargain purchase from the acquisition of Frontier was due primarily to the following factors:

- Republic was the largest unsecured creditor with a claim of $150.0 million and Republic would have received a significant portion of any payment made to the pool of unsecured creditors if another bidder would have successfully outbid Republic during the auction process
- Frontier was in bankruptcy and operates in a heavily regulated industry
- The airline industry is highly volatile and subject to significant fluctuation in one of its largest expenses, aircraft fuel
- The Denver market is highly competitive
- The illiquidity in the credit market may have kept other bidders from potentially coming forward to bid against Republic in the auction process because of their inability to obtain financing
- General recessionary economy
- There was only one other bidder in the auction process and their bid became nonbinding
- Frontier has significant net operating losses, net of Section 382 limitations, that Republic should be able to apply to future taxable income
- Frontier has a significant amount of operating leases that require significant cash flows for several years and the operating leases have return conditions that will potentially require significant cash flow at the end of the leases
- The aircraft acquired are used aircraft and therefore will require more maintenance in future periods
- The acquired business is expected to generate losses from continued operations for several months after the date of acquisition

The Company has included operating revenues from Frontier of $1.3 billion and $266.1 million and net loss before income taxes of $52.6 million and $16.5 million for the year ended December 31, 2010 and for the period from October 1, 2009 to December 31, 2009, respectively. Transaction costs of $1.1 million for the year ended December 31, 2009, related to the Company's acquisition of Frontier, are included in other operating expenses.

The following table represents the allocation of the total consideration to tangible and intangible assets acquired and liabilities assumed from Frontier based on Republic's estimate of their respective fair values (rounded to the nearest hundred):

(amounts in 000's)	Amount
Total purchase consideration	$ 108,800
Assets acquired:	
Current assets *	$ 318,700
Aircraft and other equipment—net	487,900
Other intangible assets	83,300
Other assets	180,300
Total assets acquired	$ 1,070,200
Liabilities assumed:	
Current liabilites	$ 298,800
Long-term liabilities	360,500
Deferred income taxes	98,400
Total liabilities assumed	$ 757,700
Gain on bargain purchase	$ (203,700)

* Current assets include $37,000 of cash injected into Frontier from Republic.

The following table summarizes the identifiable intangible assets acquired:

(amounts in 000's)	Weighted-Average Amortization Period	Fair Value at Acquisition Date
Indefinite-lived intangible assets:		
Airport slots	Indefinite	$ 5,800
Frontier trade name	Indefinite	23,600
Total indefinite-lived intangible assets		$ 29,400
Definite-lived intangible assets:		
Affinity credit card programs	7.7 years	$ 47,600
Leasehold interests	6.2 years	6,300
Total definite-lived intangible assets	7.5 years	$ 53,900
Total identifiable intangible assets		$ 83,300

Midwest Air Group, LLC

On July 31, 2009, pursuant to the terms of the Agreement and Plan of Merger, dated as of June 23, 2009, among the Company, RJET Acquisition, Inc. and Midwest, as amended (the "Merger Agreement"), RJET Acquisition, Inc. merged with and into Midwest (the "Merger") with Midwest continuing as the surviving corporation and becoming a wholly-owned subsidiary of the Company. Pursuant to the Merger Agreement, at the effective time of the Merger, the shares of Midwest that were outstanding immediately prior to the effective time of the Merger were converted into the right to receive an aggregate amount in cash equal to $1.00. In connection with the closing of the Merger, the Company also consummated the transactions contemplated by the Investment Agreement, dated June 23, 2009 (the "Midwest Investment Agreement"), among TPG Midwest US V, LLC, TPG Midwest International V, LLC (together, the "TPG Entities") and the Company. Pursuant to the Midwest Investment Agreement, at the effective time of the Merger, the Company purchased from the TPG Entities their $31.0 million secured note from Midwest, for approximately $6.0 million in cash and issued the TPG Entities an 8% convertible note having a principal amount of $25.0 million and a five-year maturity and convertible by the TPG Entities in whole or in part, from time to time, prior to maturity into 2,500,000 shares of the Company's common stock, subject to adjustment in certain circumstances.

The acquisition of Midwest provided the Company additional revenue diversity from its traditional fixed-fee services and allowed it to expand operations into branded passenger service. The Company accounted for the acquisition in accordance with ASC Topic 805, whereby the purchase price paid was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed from Midwest based on their estimated fair values as of the closing date. The Company completed the purchase price allocation process during 2010.

As a result of the purchase price allocation, the Company recognized goodwill of $100.4 million. None of the goodwill generated was deductible for tax purposes. All of the goodwill was assigned to the Branded reportable segment on the date of acquisition, and all of the goodwill was impaired as of December 31, 2009, as discussed further in Note 8.

The Company has included operating revenues from Midwest of $310.9 million and $163.2 million and net loss before income taxes of $46.8 million and $116.4 million for the year ended December 31, 2010 and for the period from August 1, 2009 to December 31, 2009, respectively. Transaction costs of $1.4 million for the year ended December 31, 2009, related to the Company's acquisition of Midwest, are included in other operating expenses.

The following table represents the allocation of the total consideration to tangible and intangible assets acquired and liabilities assumed from Midwest based on Republic's estimate of their respective fair values (rounded to the nearest hundred):

(amounts in 000's)	Amount
Total purchase consideration	
Cash	$ 6,000
Convertible note	25,000
Assumed debt	34,300
Total purchase consideration	$ 65,300
Assets acquired:	
Current assets	$ 81,800
Deferred income taxes	3,000
Aircraft and other equipment—net	9,800
Other intangible assets	48,100
Other assets	4,200
Total assets acquired	$ 146,900
Liabilities assumed:	
Current liabilites	$ 122,500
Other liabilities	59,500
Total liabilities assumed	$ 182,000
Goodwill	$ 100,400

The following table summarizes the identifiable intangible assets acquired:

(amounts in 000's)	Weighted-Average Amortization Period	Fair Value at Acquisition Date
Indefinite-lived intangible assets:		
Airport slots		$ 21,825
Midwest trade name		11,400
Total indefinite-lived intangible assets		$ 33,225
Definite-lived intangible assets:		
Affinity credit card programs	2.0 years	$ 12,100
Cargo contracts	13.0 years	2,800
Total definite-lived intangible assets	4.1 years	$ 14,900
Total identifiable intangible assets		$ 48,125

Pro forma Information (unaudited)

The following unaudited pro forma combined results of operations give effect to the acquisition of Midwest and Frontier as if they had occurred at the beginning of the periods presented. The unaudited pro forma combined results of operations do not purport to represent Republic's consolidated results of operations had the acquisition occurred on the dates assumed, nor are these results necessarily indicative of the Company's future consolidated results of operations. We expect to realize significant benefits from integrating the operations of the Company, Midwest, and Frontier. The unaudited pro forma combined results of operations do not reflect these benefits or costs.

in (000's), except per share amounts	December 31, 2009	December 31, 2008
Operating revenues	$ 2,683,541	$ 3,467,614
Net income (loss) of the Company	4,741	(630,942)
Basic earnings per share	$ 0.14	$ (18.10)
Diluted earnings per share	$ 0.13	$ (18.10)

Mokulele Flight Services Inc.

In October 2008, the Company entered into a loan agreement with Mokulele under which we were to provide up to $8.0 million, with an interest rate of 10%, payable monthly. The loan agreement was provided to Mokulele in the form of a revolving line of credit, convertible at the Company's option, to as much as 45% of the common stock of Mokulele. The loan was collateralized by all of Mokulele's unencumbered assets and a pledge of the equity holdings of Mokulele's majority shareholders. The loan was scheduled to mature in October 2010. Due to the uncertainty of whether or not the Company would receive value equal to the carrying value of the Mokulele note, the Company recorded a valuation allowance of $1.5 million in December 2008.

In March 2009, the Company and certain shareholders of Mokulele agreed to participate in a restructuring of Mokulele. Under this agreement, the Company agreed to convert $3.0 million of our $8.0 million loan to equity and invest an additional $3.0 million of cash in exchange for 50% ownership of Mokulele's common stock and three of the five Mokulele Board of Directors' seats. The recapitalization effectively provided us control of Mokulele and its Hawaii inter island passenger service. Accordingly, we accounted for the recapitalization of Mokulele as a business combination. The Company assigned fair values to the assets acquired and liabilities assumed and the transaction resulted in no goodwill. The Company acquired approximately $4.1 million of current assets, $9.3 million of aircraft and other equipment, and $0.4 million of other long-term assets and assumed $9.3 million of liabilities. The Company did not incur any significant transaction costs associated with its acquisition of Mokulele. The effect of Mokulele's operations for the last twelve days of March 2009 have not been included in the Company's results of operations, as they were immaterial. Additionally, pro forma revenues, earnings and net income per common share were immaterial for disclosure for each of the two years ended December 31, 2009.

In July 2009, the Company invested an additional $7.5 million in Mokulele, increasing its ownership in the operation from 55% to an 89% interest. The change in ownership of Mokulele resulting from the July 2009 additional investment was accounted for as an equity transaction that decreased our additional paid-in capital by $3.3 million as well as reduced noncontrolling interests by $3.3 million. In addition, the fixed-fee code-share agreement was amended to provide for either Mokulele or us to early terminate the fixed-fee code-share agreement with 90 days prior written notice and the remaining $1.5 million in aircraft security deposits held by us would be forfeited by Mokulele on the termination date. The amendment also provided that no additional aircraft would be delivered and Mokulele forfeited a $0.5 million security deposit to the Company.

On October 16, 2009, the Company entered into an agreement with Mesa Air Group, Inc. ("Mesa") to form Mo-Go, LLC ("Mo-Go"), a new business venture that will provide commercial airline services in Hawaii. Pursuant to the agreement, Mesa will own 75% of Mo-Go and the former Mokulele shareholders, including Republic, own the remaining 25%. Immediately prior to consummation of the transaction with Mesa, the Company forgave certain indebtedness of Mokulele, and agreed to voluntarily terminate our existing capacity purchase agreement with Mokulele. Additionally, current Mokulele shareholders might be obligated to fund up to $1.5 million to capitalize Mo-Go, all of which is expected to come from Republic.

The Company deconsolidated Mokulele in the fourth quarter of 2009 and began accounting for its investment in Mo-Go under the equity method of accounting. As of the date of the transaction, and subsequent to the forgiveness of the Mokulele note and forfeiture of the remaining security deposits by Mokulele, Mokulele had approximately $9.9 million of assets, of which $7.3 million related to aircraft and other equipment, and had liabilities of $6.8 million. The deconsolidation resulted in a loss of $3.1 million which is included in other operating expenses. The fair value of the investment in Mokulele is $0.3 million which is recorded in other assets in the consolidated balance sheet as of December 31, 2009. We do not expect any significant continuing involvement in Mo-Go.

The Company has included operating revenues from Mokulele of $15.0 million and net loss before income taxes of $12.9 million for the period from April 1, 2009 to October 16, 2009. Transaction costs related to the Company's acquisition of Mokulele were immaterial for the year ended December 31, 2009.

The following schedule shows the effect of changes in Republic's ownership interest in Mokulele on Republic's equity (in thousands):

Net Income Attributable to Republic and Transfers to Noncontrolling Interests
For the year ended December 31, 2009

	Amount
Net income attributable to Republic	$ 39,655
Decrease in Republic's additional paid-in capital for purchase of Mokulele common shares	(3,270)
Change from net income attributable to Republic and tranfers to noncontrolling interest	$ 36,385

The investment balance as of December 31, 2010 was not material.

5. ASSETS HELD FOR SALE

Assets held for sale consisted of the following aircraft and flight equipment as of December 31 (in thousands):

	2010	2009
Four Fairchild 328 Regional Jets	$ —	$ 11,520
Five McDonnell Douglas MD-80 Aircraft	—	2,300
Two Q400 Aircraft	33,210	—
Flight equipment	10,256	11,829
Assets held for sale	$ 43,466	$ 25,649

Several of the assets held for sale as of December 31, 2009 were sold for a loss of $0.3 million which was recognized and recorded in other operating expenses in the consolidated statements of income (loss) for the year ended December 31,

2010. These assets are included in the Other segment in Note 17. Assets held for sale as of December 31, 2010 primarily consist of assets acquired from Midwest and Frontier that will not be used in operations. The Company is continuing to market the assets held for sale and record the assets to net realizable value.

6. AIRCRAFT AND OTHER EQUIPMENT

Aircraft and other equipment, excluding aircraft held for sale, consist of the following as of December 31 (in thousands):

	2010	2009
Aircraft	$ 3,608,683	$ 3,670,816
Flight equipment	264,879	256,200
Office equipment and leasehold improvements	41,133	53,563
Total aircraft and other equipment	3,914,695	3,980,579
Less accumulated depreciation and amortization	(741,209)	(562,419)
Aircraft and other equipment—net	$ 3,173,486	$ 3,418,160

Aircraft and other equipment depreciation and amortization expense for the years ended December 31, 2010, 2009 and 2008 was $189.0 million, $159.0 million, and $132.8 million, respectively. During 2010, the Company had an impairment loss on certain Airbus aircraft for $8.5 million which is reported in other operating expense in the consolidated statements of income (loss).

7. OTHER INTANGIBLE ASSETS

The Company has airport commuter slots and has assigned the right of use for these commuter slots to US Airways which will continue to be operated by US Airways Express carriers until the expiration or termination of the amended and restated Chautauqua Jet Service Agreement ("JSA") dated as of April 26, 2005 between US Airways and Chautauqua or the Republic JSA, whichever is later, at an agreed rate. Prior to the expiration of the agreement to license the commuter slots, US Airways has the right to repurchase all, but not less than all, of the DCA commuter slots at a predetermined price. These slots are being amortized over a weighted-average amortization period of 25.0 years to an estimated residual value of $37.8 million.

Other intangible assets as of December 31, 2010 and 2009 consist of the following (in thousands):

		As of December 31, 2010		As of December 31, 2009	
	Weighted-Average Amortization Period	Gross carrying amount	Accumulated amoritzation	Gross carrying amount	Accumulated amoritzation
Indefinite-lived intangible assets:					
Airport slots		$ 27,625		$ 27,625	
Trade names		20,600		28,200	
Total indefinite-lived intangible assets		$ 48,225		$ 55,825	
Definite-lived intangible assets:					
Airport slots leased to US Airways	25.0 years	$ 47,536	$ 2,036	47,536	1,648
Affinity credit card programs	6.6 years	59,704	16,660	59,704	4,143
Other	8.3 years	8,059	1,602	9,100	349
Total definite-lived intangible assets	14.2 years	$ 115,299	$ 20,298	$ 116,340	$ 6,140
Intangible assets		$ 163,524		$ 172,165	

The aggregated amortization expense for the years ended December 31, 2010, 2009 and 2008 was $15.5 million, $4.6 million, and $0.4 million, respectively. The estimated aggregate amortization expense for the next five years is expected to be $11.6 million, $7.9 million, $7.3 million, $7.3 million and $7.3 million, respectively.

During the year ended December 31, 2009, the Company recorded an impairment loss of $6.8 million for the trade names as a result of the Company's annual impairment test for indefinite-lived intangible assets. The impairment reduced the carrying amount of the trade names from $35.0 million to $28.2 million. The Company recorded another impairment loss of $7.6 million for the trade names as a result of the Company's decision to no longer use the Midwest trade name during the year ended December 31, 2010. The calculation of the fair value of the trade names was determined primarily using a discounted cash flow analysis (relief from royalty method). Management determined that this fair value measurement would be included as Level 3 in the fair value hierarchy. These trade names are included in the Branded reportable operating segment. The Company also recorded an impairment of $2.0 million for other indefinite-lived intangible assets that were included in the Fixed-fee reportable operating segment during the year ended December 31, 2009. These impairment losses are included in other impairment losses in the consolidated statements of income (loss).

8. GOODWILL

Goodwill is required to be tested for impairment at the reporting unit level on an annual basis and between annual tests if a triggering event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying value.

During 2008 and prior to the acquisition of Midwest in July 2009, the Company had one reporting unit and all of the goodwill of $13.3 million was assigned to that reporting unit.

During the first quarter of 2009, the Company performed an interim test of its goodwill. Factors deemed by management to have collectively constituted a potential triggering event included record high fuel prices, a softening US economy and the differences between market capitalization of our stock as compared to the book value of equity. As a result of the testing, the Company determined that the goodwill was completely impaired and recorded an impairment charge during the first quarter of 2009 to write-off the full value of goodwill.

The Company's acquisition of Midwest resulted in approximately $100.4 million of goodwill which was assigned to the Company's Branded operations reporting unit. As of December 31, 2009, the Company performed its annual assessment of the recoverability of its goodwill. The branded operations book value of invested capital exceeded its fair value by approximately $200 million. The Company determined the fair value of the branded invested capital utilizing the income, market, and cost approach. The Company's fair value calculations for goodwill are classified within Level 3 of the fair value hierarchy as defined in ASC Topic 820, *Fair Value Measurements and Disclosures*. As a result of failing Step One, the Company was required to perform Step Two of the ASC Topic 350 goodwill impairment testing methodology.

In Step Two of the impairment testing, the Company determined the implied fair value of goodwill of the reporting unit by allocating the fair value of the reporting unit determined in Step One to all the assets and liabilities of the reporting unit. The Company utilized its recent valuations of tangible and intangible assets related to the branded operations reporting unit to determine the fair value assets and liabilities. As a result of the Step Two testing, the Company determined that goodwill was impaired and recorded a full impairment charge on December 31, 2009, the Company's annual assessment date.

The changes in the carrying amount of goodwill for the years ended December 31, 2010 and 2009 are as follows (in thousands):

	Fixed-fee	Branded	Total
Gross goodwill balance as of January 1, 2009	$ 13,335	$ —	$ 13,335
Goodwill acquired during 2009	—	100,424	100,424
Gross goodwill balance as of December 31, 2009	$ 13,335	$ 100,424	$ 113,759
Accumulated impairment losses as of January 1, 2009	—	—	—
Goodwill impaired during 2009	$ (13,335)	$ (100,424)	$ (113,759)
Net goodwill balance as of December 31, 2010 and 2009	$ —	$ —	$ —

9. ACCRUED LIABILITIES

Accrued liabilities consist of the following as of December 31 (in thousands):

	2010	2009
Accrued wages, benefits and related taxes	$ 46,239	$ 57,593
Accrued maintenance	63,847	38,655
Accrued interest payable	19,881	21,866
Deferred revenue	27,758	20,242
Other	88,900	73,276
Total accrued liabilities	$ 246,625	$ 211,632

10. DEBT

Debt consists of the following as of December 31 (in thousands):

	2010	2009
Secured debt:		
Promissory notes payable, collateralized by aircraft, bearing interest at fixed rates ranging from 2.38% to 8.49% at December 31, 2010 with semi-annual principal payments totaling $79.2 million through 2024.	$ 2,046,452	$ 2,194,320
Promissory notes payable, collateralized by aircraft, bearing interest at variable rates based on LIBOR plus a margin, ranging from 1.90% to 9.31% at December 31, 2010 with semi-annual principal payments totaling $17.6 million through 2020.	421,619	506,773
Promissory notes payable, collateralized by aircraft that was held for sale, repaid during 2010.	—	15,000
Promissory notes payable, collateralized by eligible spare parts and equipment, bearing interest at fixed rates ranging from 7.25% to 8.38% as of December 31, 2010, semi-annual principal payments totaling $1.8 million through 2017.	30,124	—
Promissory note payables, collateralized by eligible spare parts and equipment, bearing interest at variable rates of LIBOR plus a margin, ranging from 6.76% to 6.98% as of December 31, 2010, with semi-annual principal payments totaling $8.3 million through 2012.	31,945	25,000
Discount on debt	(7,875)	(14,763)
Total debt secured by aircraft and parts	2,522,265	2,726,330
Unsecured debt:		
Convertible note payable, bearing interest at a fixed rate of 8%, due in full in 2014.	22,252	25,000
Debt from affinity credit card program, bearing interest of 2.26% as of December 31, 2010 (LIBOR plus 2%), principal due monthly for twelve months beginning in 2016.	29,166	35,000
Other debt	4,000	3,089
Total unsecured debt	55,418	63,089
Total debt	2,577,683	2,789,419
Current portion (including debt related to assets held for sale)	(269,023)	(243,259)
Long term debt, less current portion	$ 2,308,660	$ 2,546,160

The Company has outstanding letters of credit totaling $31.8 million as of December 31, 2010 and 2009, that is collateralized by restricted cash.

The $22.3 million convertible note is convertible at the option of the holder, in whole or in part, prior to maturity for up to 2,225,200 shares of the Company's common stock. The convertible debt does not allow for cash settlement, and there is no embedded derivative.

We are required to comply with certain financial covenants under certain of our financing arrangements. We are required to maintain a minimum unrestricted cash amount of $125.0 million and maintain certain cash flow, debt service coverage, and working capital covenants. As of December 31, 2010, we were in compliance with all our covenants.

The discount on debt is from the application of purchase accounting from the Frontier and Midwest acquisitions. The discount will be amortized to interest expense using the effective interest method through January 2023.

Future maturities of debt are payable, or expect debt of $28.0 million to be payable as assets held for sale are sold, as follows for the years ending December 31 (in thousands):

2011	$	269,023
2012		220,592
2013		241,897
2014		268,112
2015		264,143
Thereafter		1,313,916
Total	$	2,577,683

The fair value of long term debt is estimated based on discounting expected cash flows at the rates currently offered to the Company for debt with similar remaining maturities and reflective of credit spreads. As of December 31, 2010 and 2009, the carrying value of long-term debt was greater than its fair value by approximately $64 million and $56 million, respectively.

11. COMMITMENTS

As of December 31, 2010, the Company leased 114 aircraft and 26 spare engines with varying terms extending through 2024 and terminal space, operating facilities and office equipment with terms extending through 2033 under operating leases. The components of rent expense for the years ended December 31 are as follows (in thousands):

	2010	2009	2008
Aircraft and engine rent	$ 240,563	$ 156,773	$ 134,206
Other	75,279	26,023	7,072
Total rent expense	$ 315,842	$ 182,796	$ 141,278

The Company has long-term maintenance agreements with an avionics equipment manufacturer and maintenance provider that has a guaranteed minimum annual flight hour requirement. The minimum guaranteed amount based on the Company's current operations is $4.2 million per year through December 2016 for the E145 family of aircraft and $9.4 million per year through December 2014 for the E170 family of aircraft. The liability for this guarantee is immaterial.

We have maintenance agreements for engines, auxiliary power units ("APU") and other airframe components for our E140/145 and E170/175 aircraft. For our E140/145 aircraft, we have agreements to maintain the engines, APUs, avionics and wheels and brakes through October 2012, June 2013, December 2016 and June 2014, respectively. For our E170/175 aircraft, we have agreements to maintain the avionics, wheels and brakes, APUs and engines through December 2014, February 2017, July 2019 and December 2018, respectively. Under these agreements, we are charged for covered services based on a fixed rate for each flight hour or flight cycle accumulated by the engines or airframes in our service during each month. The rates are subject to annual revisions, generally based on certain Bureau of Labor Statistics' labor and material indices. We believe these agreements, coupled with our ongoing maintenance program, reduce the likelihood of unexpected levels of engine, APU, avionics and wheels and brakes maintenance expense during their terms. Certain of these agreements contain minimum guarantee amounts, penalty provisions for either the early removal of aircraft or agreement termination for activity levels below the minimums. The liabilities for these guarantees are immaterial.

Total payments under these long-term maintenance agreements were $80.5 million, $96.0 million, and $101.9 million for the years ended December 31, 2010, 2009 and 2008, respectively.

While the Company does not have long term maintenance agreements for its Airbus (except wheels and brakes) and Q400 fleets, it has made significant deposits with the aircraft lessors for future maintenance events which will reduce future cash requirements. As of December 31, 2010 and 2009 we had maintenance deposits of $147.2 million and $143.9 million, respectively.

As part of the Company's lease agreements, the Company typically indemnifies the lessor of the respective aircraft against liabilities that may arise due to changes in benefits from tax ownership or tax laws of the respective leased aircraft. The Company has not recorded a liability for these indemnifications because they are not estimable. The Company is responsible for all other maintenance costs of its aircraft and must meet specified return conditions upon lease expiration for both the air frames and engines. The Company recorded a liability for the return conditions of $1.9 million as of December 31, 2010 for the Q400 aircraft being returned to the lessor. The Company will record a liability for lease return conditions for the remaining leased aircraft once it is probable and estimable.

Future minimum payments under non-cancelable operating leases are as follows for the years ending December 31 (in thousands):

	Aircraft	Other	Total
2011	$ 233,748	$ 22,298	$ 256,046
2012	232,464	19,416	251,880
2013	225,764	17,817	243,581
2014	206,303	16,412	222,715
2015	182,110	13,090	195,200
Thereafter	449,020	58,239	507,259
Total	$ 1,529,409	$ 147,272	$ 1,676,681

As of December 31, 2010, the Company has subleased eleven E145 aircraft to a foreign airline and one Q400 aircraft to another airline. As of December 31, 2010, the total amount of minimum rentals to be received in the future under non-cancelable subleases is $62.1 million. During the years ended December 31, 2010, 2009, and 2008, the Company recognized $14.7 million, $12.2 million and $7.8 million, respectively, of sublease income that is included in cargo and other revenue in the consolidated statements of income (loss).

As of December 31, 2010, the Company had firm orders to purchase eight A320 aircraft that have scheduled delivery dates beginning in February 2013 and continuing through November 2014, forty CS300 aircraft that have scheduled delivery dates beginning in early 2015 and continuing through 2017, and six E190 jets with a conditional firm order for eighteen E190 or E195 jets, the first six aircraft will be delivered between August and December 2011. The Company also has a commitment to acquire nine spare aircraft engines and expects to take delivery of one engine in 2011, two engines in 2012, two engines in 2015, and four engines beyond 2016.

During 2010, the Company entered into agreements to lease seven A320 aircraft for six years from the date of delivery. These aircraft will be delivered between January 2011 and June 2011.

Future contractual obligations for aircraft and other equipment under firm order (in thousands):

	Payments Due By Period						
	2011	2012 (1)	2013 (1)	2014	2015	Beyond 2016	Total
Debt or lease financed aircraft under purchase obligations (2)	$ 249,585	$ 626,170	$ 448,694	$ 26,718	$ 782,241	$ 1,796,738	$ 3,930,146
Engines under firm orders	8,154	9,092	—	—	14,000	28,000	59,246
Total contractual obligations for aircraft and engines	$ 257,739	$ 635,262	$ 448,694	$ 26,718	$ 796,241	$ 1,824,738	$ 3,989,392

(1) 2012 and 2013 contain twelve and six conditional firm orders on E190's, respectively

(2) The Company has a finance commitment at current market terms on the six firm E190's scheduled for delivery throughout 2011.

As of December 31, 2010, the Company has remaining payments of $1.8 million for the naming rights to the Frontier Airlines Center in Milwaukee.

12. CONTINGENCIES

The Company is subject to certain legal and administrative actions which management considers routine to its business activities. As of December 31, 2010, management believes, after consultation with legal counsel, the ultimate outcome of any pending legal matters will not have a material adverse effect on the Company's financial position, liquidity or results of operations.

American may terminate the code-share agreement without cause upon 180 days notice on or after September 30, 2011. If American exercises this right, it is required to reimburse us for certain costs and the Company and American have certain "put" and "call" rights with respect to the aircraft we operate for them.

If Delta exercises its partial termination right or if we terminate the code-share agreement because of Delta's bankruptcy or insolvency, a breach of the agreement by Delta or because an event of force majeure has occurred that continues for at least two consecutive months, we may require Delta to either purchase or sublease any of the terminated aircraft we own at a specified price or to assume the lease of any aircraft that we lease. If we choose not to exercise this "put" right upon any termination by Delta, Delta has the right to require us to sell or sublease to them the terminated aircraft we own for a specified amount or to assume the leases of the terminated aircraft that we lease. Delta may also exercise this "call" right if it terminates the code-share agreement for any of the reasons set forth above.

United has a call option to assume our ownership or leasehold interest in certain aircraft if we wrongfully terminate the code-share agreements or if United terminates the agreements upon our breach for certain reasons.

As of December 31, 2010, approximately 54% of the Company's workforce is employed under union contracts. The union contract for our pilots and our flight attendants, except Frontier's pilots, is currently amendable. The union contracts for our mechanics and tool room attendants and our material specialists are amendable in 2011.

13. CAPITAL STOCK AND STOCK OPTIONS

In December 2007, the Company's Board of Directors authorized the purchase of up to $100.0 million of the Company's common stock for a twelve month period immediately following the authorization. During 2008, the Company repurchased 2,253,039 shares for total consideration of $39.2 million. The December 2007 authorization closed on December 14, 2008. In addition, the Company repurchased 12,500 shares of its common stock related to a non-employee Director's exercise of vested options for total consideration of $0.2 million.

In November 2010, the Company's Board of Directors authorized the sale of 13.8 million shares. The Company received net proceeds from this offering of $101.9 million after deducting underwriting discounts, commissions and transaction expenses. We will use the net proceeds from this offering of the common stock for general corporate purposes, including to finance a portion of our Embraer 190 aircraft, and to increase our liquidity position.

Employee Stock Options

The 2002 and 2007 Equity Incentive Plan provides for the granting of up to 5,000,000 shares of our common stock of which 55,215 and 304,792 shares, respectively, remain available for issuance under the plan as of December 31, 2010. Stock options granted typically vest ratably over the term of the employment agreements or between 36 and 48 months and are granted with exercise prices equal to market prices on the date of grant. The options normally expire ten years from the date of grant. Options are typically granted to officers and key employees selected by the Compensation Committee of the Board of Directors and have exercise prices ranging from $4.10 to $20.27.

Non-employee Director Stock Options

The Company also granted options for non-employee directors on the day prior to commencement of the Company's initial public offering at a price equal to the fair market value of the common stock on the date of the grant. These options vested over a 3 year period with 1/24 of the shares vesting monthly for the first 12 months and 1/48 of the shares vesting monthly over the remaining 24 months. Additionally, non-employee directors receive 2,500 options on the first trading day after each annual meeting of stockholders at which he or she is re-elected as a non-employee director. These options vest ratably over 12 months of continuous service. The non-employee options are exercisable until 10 years from the date of grant.

The following table summarizes option activity under the stock option plans as of December 31, 2010:

	Options	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Contractual Term (in years)
Outstanding at January 1, 2010	4,306,002	$ 14.42		
Granted	1,242,000	6.64		
Exercised	(32,083)	4.14		
Forfeited	(226,000)	13.51		
Outstanding at December 31, 2010	5,289,919	$ 12.69	$ 2,599,100	7.31
Vested or expected to vest at December 31, 2010	5,101,551	$ 12.87	$ 2,328,103	7.25
Exercisable at December 31, 2010	3,235,752	$ 15.67	$ 299,408	6.30

The intrinsic value of options exercised during the years ended December 31, 2010, 2009 and 2008 was not material.

There were 2,744,940 and 1,707,752 options exercisable at December 31, 2009 and 2008 respectively. The weighted average exercise price for the options exercisable at December 31, 2009 and 2008 was $16.03 and $16.24, respectively. The remaining contractual life for the options outstanding at December 31, 2009 and 2008 was 7.08 years and 7.34 years, respectively.

During the years ended December 31, 2010, 2009 and 2008, $2.9 million ($1.7 million net of tax), $4.2 million ($2.6 million net of tax) and $3.6 million ($2.2 million net of tax), respectively, was charged to expense relating to the stock option plans. The Company has a policy of issuing new common shares to satisfy the exercise of stock options. At December 31, 2010 there was $7.9 million of unrecognized stock-based employee compensation expense for unvested stock options, and the expected remaining expense period is 3.5 years. The Company did not recognize excess tax benefits related to stock option exercises in 2010, 2009 or 2008 since the Company did not have taxable income during these years.

The weighted average grant date fair value of options granted in 2010, 2009 and 2008 was $3.15, $2.32, and $5.36, respectively. The Company estimates the fair value of stock options issued using the Black-Scholes option pricing model. Expected volatilities are based on the historical volatility of the Company's stock and other factors. The Company uses historical data to estimate option exercises and employee terminations within the valuation model. Dividends were based on an estimated dividend yield. The risk-free rates for the periods within the contractual life of the option are based on the U.S. Treasury rates in effect at the time of the grant. The forfeiture rate is based on historical information and management's best estimate of future forfeitures. The expected term of options granted is derived from historical exercise experience and represents the period of time the Company expects options granted to be outstanding. Option valuation models require the input of subjective assumptions including the expected volatility and lives. Actual values of grants could vary significantly from the results of the calculations.

The following assumptions were used to value stock option grants during the following periods:

	December 31,		
	2010	2009	2008
Dividend yield	—	—	—
Expected volatility	60%-61%	58%-63%	39%-53%
Risk-free interest rate	1.2%-2.0%	2.2%-2.9%	1.7%-3.2%
Expected life (in years)	4-5	4-5	4-5

Restricted Stock Grants

Restricted stock awards have been granted to certain of our officers, directors, and key employees. Restricted stock awards are grants of shares of our common stock which typically vest over time (generally three or four years).

Compensation expense for our restricted stock grants was $1.2 million, $1.0 million, and $0.3 million during the years ended December 31, 2010, 2009 and 2008, respectively. As of December 31, 2010, we have $4.7 million in total unrecognized future compensation expense that will be recognized over the next three or four years relating to awards for 556,250 restricted shares which were issued but which had not yet vested.

A summary of restricted stock activity under the aforementioned plan is as follows:

	Restricted Stock Awards
Unvested at January 1, 2010	349,875
Vested	(93,000)
Issued	440,000
Surrendered	(140,625)
Unvested at December 31, 2010	556,250

The grant date weighted-average fair value per share of restricted stock awards granted during the years ended December 31, 2010, 2009, and 2008, was $6.32, $8.59 and $12.70, respectively. The total fair value of shares vested during the years ended December 31, 2010, 2009, and 2008, was $1.2 million, $1.0 million, and $0.4 million, respectively.

14. INCOME TAXES

The components of the provision for income tax (benefit) expense for the years ended December 31 are as follows (in thousands):

	2010	2009	2008
Federal:			
Current	$ (2,124)	$ —	$ —
Deferred	(2,770)	92,931	46,616
Total Federal	(4,894)	92,931	46,616
State:			
Current	76	(1,101)	2,092
Deferred	(1,282)	7,966	1,880
Total State	(1,206)	6,865	3,972
Valuation allowance	(3,421)	(807)	1,404
Expense for uncertain tax positions	1,824	816	843
Income tax (benefit) expense	$ (7,697)	$ 99,805	$ 52,835

A reconciliation of income tax (benefit) expense at the applicable federal statutory income tax rate to the tax provision as reported for the years ended December 31 are as follows (in thousands):

	2010	2009	2008
Federal income tax (benefit) expense at statutory rate	$ (7,540)	$ 47,667	$ 48,095
State income tax (benefit) expense, net of federal benefit (expense)	(646)	4,086	2,569
Goodwill impairment	—	43,228	—
Valuation allowance	(3,421)	(807)	1,404
Other	3,910	5,631	767
Income tax (benefit) expense	$ (7,697)	$ 99,805	$ 52,835

The components of deferred tax assets and liabilities as of December 31 are as follows (in thousands):

	2010	2009
DEFERRED TAX ASSETS:		
Current:		
Deferred frequent flyer revenue	$ 19,380	$ 17,561
Nondeductible reserves and accruals	18,659	14,277
Total	38,039	31,838
Valuation allowance	(10,926)	(10,815)
Total current deferred tax assets	$ 27,113	$ 21,023
Noncurrent:		
Nondeductible accruals and deferred revenue	$ 49,153	$ 47,373
Deferred frequent flyer revenue	38,865	41,247
Federal and state net operating loss carryforwards, net of liability for uncertain tax positions	448,962	413,523
AMT credits	8,213	10,256
Prepaid rent	—	13,901
Deferred credits and sale leaseback gain	21,923	10,867
Other	14,745	11,509
Total	581,861	548,676
Valuation allowance	(156,027)	(190,156)
Total noncurrent deferred tax assets	425,834	358,520
DEFERRED TAX LIABILITIES:		
Noncurrent:		
Other intangible assets, including slot amortization	(45,838)	(51,564)
Maintenance deposits	(54,774)	(54,283)
Deferred rent	(20,210)	—
Stock basis difference in subsidiary from gain on bargain purchase	(77,405)	(77,405)
Accelerated depreciation and fixed asset basis differences for tax purposes	(662,311)	(609,843)
Total noncurrent deferred tax liabilities	(860,538)	(793,095)
Total net noncurrent deferred tax liabilities	$ (434,704)	$ (434,575)

The Company monitors ongoing tax cases related to its unrecognized tax benefits. None of the unrecognized tax benefits as of December 31, 2010, if recognized, would affect the effective tax rate. The following table reconciles the Company's tax liability for uncertain tax positions for the year ended December 31 (in thousands):

	2010	2009	2008
Balance at January 1,	$ 6,268	$ 5,252	$ 4,409
Additions based on tax positions taken in current year	—	816	843
Additions based on acquisitions in current year	—	200	—
Additions for tax positions taken in prior years	2,024	—	—
Reductions for tax positions of prior years	(200)	—	—
Settlements with tax authorities	—	—	—
Balance at December 31,	$ 8,092	$ 6,268	$ 5,252

The following table reconciles the Company's valuation allowance for the year ended December 31 (in thousands):

	2010	2009	2008
Balance at January 1,	$ 200,971	$ 9,523	$ 8,119
Additions based on current year acquisitions and 382 limitation	—	192,255	—
Additions based on filing the final pre-acquisition tax returns for Midwest and Frontier	5,759	—	—
Reduction of net operating losses previously reserved that were forgone in tax return filings	(36,356)	—	—
Additions (deductions) for change in current year analysis	(3,421)	(807)	1,404
Balance at December 31,	$ 166,953	$ 200,971	$ 9,523

During 2009, Republic acquired Midwest and Frontier. The future use of the net operating losses ("NOLs") acquired from both companies are limited based on Internal Revenue Code Section 382 due to the change in control that occurred from the acquisitions. Management evaluated the deferred tax assets and determined that more likely than not, certain deferred tax assets would not be utilized and therefore a valuation allowance was required. The net operating losses generated by the Company after the change in control date do not have a related valuation allowance. In conjunction with filing the 2009 tax returns during 2010 for Frontier, the Company decided to forgo $104 million of the net operating losses that were acquired from Frontier. The Company reduced the deferred tax asset for these net operating losses as well as the related valuation allowance when the tax returns were filed during 2010. This adjustment was accounted for as an adjustment to the opening balance sheet for Frontier as a reduction to the net operating losses acquired and a decrease in the opening valuation allowance. As of December 31, 2010, the Company has federal NOL carryforwards totaling $1.3 billion, which begin expiring in 2015, and of which approximately $345 million are not expected to be realized prior to expiration mostly due to the limitations under Internal Revenue Code Section 382. Therefore, a valuation allowance has been recorded for these net operating loss carryforwards.

Deferred tax assets include benefits expected to be realized from the utilization of alternative minimum tax ("AMT") credit carryforwards of $8.2 million, which do not expire. A valuation allowance of $8.0 million has been recorded against AMT credit carryforwards that were acquired during 2009 as these credits are not expected to be realized.

In connection with Midwest's initial public offering in 1995 (the "Offering"), Midwest and Kimberly-Clark entered into a Tax Allocation and Separation Agreement ("Tax Agreement"). Pursuant to the Tax Agreement, Midwest is treated for tax purposes as if it purchased all of Midwest's assets at the time of the Offering, and as a result, the tax basis of Midwest's assets were increased to the deemed purchase price of the assets. The tax on the amount of the gain on the deemed asset purchase was paid by Kimberly-Clark. Midwest would pay to Kimberly-Clark 90% of the amount of the tax benefit associated with this additional basis (retaining 10% of the tax benefit). In the event of certain business combinations or other acquisitions involving Midwest, tax benefit amounts thereafter will not take into account, under certain circumstances, income, losses, credits, or carryovers of businesses other than those historically conducted by Midwest. These tax benefits will not be realized by the Company as the losses are limited based on Section 382 and a full valuation allowance has been recorded for these NOLs. Therefore, management has determined that no liability is necessary related to this Tax Agreement.

15. RETIREMENT AND BENEFIT PLANS

Defined Contributions Plans — The Company has defined contribution retirement plans covering substantially all eligible employees. The Company matches up to 6% of eligible employees' wages. Employees are generally vested in matching contributions after three years of service with the Company. Employees are also permitted to make pre-tax contributions of up to 90% (up to the annual Internal Revenue Code limit) and after-tax contributions of up to 10% of their annual compensation. The Company's expense under this plan was $8.2 million, $3.8 million, and $3.2 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Frontier also has established the Frontier Airlines, Inc. Pilots Retirement Plan (the "FAPA Plan") for pilots covered under the collective bargaining agreement with the Frontier Airlines Pilots' Association. The FAPA Plan is a defined contribution retirement plan. Frontier contributes up to 6% of each eligible and active participant's compensation. Contributions begin after a pilot has reached two years of service and the contributions vest immediately. Participants are entitled to begin receiving distributions of all vested amounts beginning at age 59 ½. During the period from October 1, 2009 to December 31, 2009, Frontier recognized compensation expense associated with the contributions to the FAPA Plan of $1.1 million. The recognized compensation expense for the year ended December 31, 2010 was $2.3 million.

Qualified Defined Benefit Plan — Midwest has one qualified defined benefit plan, the Pilots' Supplemental Pension Plan, as of December 31, 2010. This plan provides retirement benefits to Midwest pilots covered by their collective bargaining agreement. As a result of the remeasurement on the acquisition date of July 31, 2009, all previously existing unrecognized net actuarial gains or losses and unrecognized prior service costs were eliminated for the plan as of July 31, 2009.

The following table sets forth the status of the plan for the year ended December 31, 2010 and for the five months ended December 31, 2009 (in thousands):

	Midwest Qualified Defined-Benefit Plan	
Change in Projected Benefit Obligation	**Year ended December 31, 2010**	**Period From August 1, 2009 to December 31, 2009**
Net benefit obligation — beginning of period	$ 11,411	$ 9,678
Service cost	—	204
Interest cost	727	245
Actuarial gain	2,121	(69)
Gross benefits paid	(244)	(89)
Curtailments	—	1,442
Net projected obligation — end of period	$ 14,015	$ 11,411
Change in Plan Assets		
Fair value of assets — beginning of period	$ 9,044	$ 8,267
Actual return on plan assets	1,280	866
Gross benefits paid	(244)	(89)
Fair value of plan assets — end of period	$ 10,080	$ 9,044
Accrued benefit liability (recorded in deferred credits and other noncurrent liabilities)	$ (3,935)	$ (2,367)

The accumulated benefit obligation as of December 31, 2010 and 2009 is $14.0 million and $9.4 million, respectively. The net periodic benefit cost of the defined benefit pension plan for the years ended December 31, 2010 and 2009 was $0.2 million and $1.0 million, respectively. The unamortized net loss, included in accumulated other comprehensive loss, was $1.5 million ($0.9 million net of tax) as of December 31, 2010. There was no unamortized net gain or loss as of December 31, 2009.

Expected Cash Flows – In 2011, no significant employer contributions are expected for the defined benefit plan. Total future benefit payments are expected to be approximately $7.2 million over the next several years.

Other Midwest Plans — Midwest provided certain other benefits to its employees. During 2009, curtailment gains of $8.6 million were recognized as a reduction to wages and benefits expense in the consolidated statement of income (loss) due to employee layoffs, furloughs, and other workforce reductions, and reduced the obligation as of December 31, 2009 to $0.2 million. During 2010, these plans were terminated and the impact to the Company's financial condition or results of operations was not material.

16. INTEGRATION COSTS

As a result of the Company's acquisitions of Midwest and Frontier during 2009, the Company has aligned its operations to integrate the business models. These integration costs were all incurred as part of our branded segment and classified as the following: aircraft return costs, workforce integration, impairment to trade names. Costs are presented in the table below:

	Integration Costs			
	Aircraft return costs	Severance and Integration costs	Impairment charges	Total
Accrual balances as of December 31, 2008	$ —	$ —	$ —	$ —
Severance and integration	—	7,038	—	7,038
Other impairment and charges	—	—	6,800	6,800
Total expense	—	7,038	6,800	13,838
Cash paid	—	(5,791)	—	$ (5,791)
Non-cash expense	—	—	(6,800)	(6,800)
Accrual balances as of December 31, 2009	—	1,247	—	1,247
Severance and integration	—	15,537	—	15,537
Other impairment and charges	38,753	—	11,473	50,226
Total expense	38,753	15,537	11,473	65,763
Cash paid	(22,814)	(15,939)	—	(38,753)
Non-cash expense	(13,819)	—	(11,473)	(25,292)
Accrual balances as of December 31, 2010	$ 2,120	$ 845	$ —	$ 2,965

Aircraft return costs include the expenses to restore the Airbus A318 and Bombardier Q400 aircraft to the agreed upon return condition per the contract, lease termination costs, and maintenance deposits that were forfeited. These costs are recorded in other operating expenses. Severance and integration expenses are a result of the integration of certain back office functions, as well as system and vendor consolidations and are recorded in other operating expenses. The impairment charges are due to the write-off of certain trade names and other assets and are recorded in other impairment charges. The accrual balance for the costs listed above are recored in accrued liabilities in the consolidated balance sheets as of December 31, 2010 and 2009.

The Company expects to pay approximately $3.0 million during 2011 and 2012, as a result of severance and integration costs, aircraft return costs, and a few other miscellaneous items.

17. OPERATING SEGMENT INFORMATION

ASC Topic 280, "*Segments Reporting*," requires disclosures related to components of a company for which separate financial information is available that is evaluated regularly by a company's chief operating decision maker in deciding the allocation of resources and assessing performance. Prior to 2009, the Company considered its operations as one segment. Due to the Company's acquisitions of Midwest and Frontier, the Company concluded that it had three reportable segments, fixed-fee service, branded passenger service, and other.

Fixed-fee services are typically operated under an agreement with a domestic network airline partner. As of December 31, 2010, substantially all fixed-fee service revenues are derived from code-share agreements with US Airways, Delta, American, United, and Continental. Termination of any of these code-share agreements could have a material adverse effect on the Company's financial position, results of operations and cash flows. During the years ended December 31, 2010, 2009, and 2008, Delta was approximately 18%, 19% and 29%, US Airways was approximately 38%, 33%, and 25%, and United was approximately 31%, 29%, and 21% of the Company's fixed-fee service revenue, respectively. During the year ended December 31, 2009, the Company recorded an impairment of goodwill and other impairment charges of $13.3 million, related to the fixed-fee service segment.

The Company's branded operations relate to the passenger service revenues and expenses generated under the Company's brands: Frontier and Midwest. During the years ended December 31, 2010 and 2009, the Company recorded an impairment of goodwill and other impairment charges of $11.5 million and $100.4 million, respectively, related to the branded operations segment. As a result of the purchase allocation from the acquisition of Frontier, the Company recognized a gain on bargain purchase of $203.7 million related to the branded operations segment in 2009.

The Other segment consists of slot leasing activities, charter operations, and idle or unallocated aircraft not currently assigned to the fixed-fee or branded operations. The Other segment also includes the activities associated with subleasing activities, and the related aircraft rents, depreciation expense and interest expense on idle, unallocated, or subleased aircraft.

The Company evaluates segment performance based on several factors, of which the primary financial measure is income (loss) before income taxes. However, the Company does not manage the business or allocate resources solely based on segment operating income or loss, and scheduling decisions of the Company's chief operating decision maker are based on each segment's contribution to the overall network. All intersegment revenues and expenses are eliminated within the segments. Total operating revenues of fixed-fee service and branded passenger service include some amounts classified as cargo and other revenue on consolidated statements of income (loss). The Company allocates assets and liabilities by aircraft assigned to each segment.

Segment financial information for the years ended December 31, 2010, 2009, and 2008 for the Company's operating segments is as follows (in thousands):

Year Ended December 31, 2010	Fixed-fee	Branded	Other	Total
Total operating revenue	$ 1,030,382	$ 1,604,490	$ 18,779	$ 2,653,651
Aircraft fuel	67,622	549,243	65	616,930
Depreciation and amortization	124,413	73,414	6,695	204,522
Income (loss) before income taxes	77,274	(99,362)	545	(21,543)
Total assets	2,812,166	1,324,022	212,513	4,348,701
Total debt	2,238,663	249,705	89,315	2,577,683

Year Ended December 31, 2009	Fixed-fee	Branded	Other	Total
Total operating revenue	$ 1,180,362	$ 444,312	$ 17,544	$ 1,642,218
Aircraft fuel	91,310	144,933	377	236,620
Depreciation and amortization	132,435	21,934	9,215	163,584
Income (loss) before income taxes	86,659	57,938	(8,407)	136,190
Total assets	2,548,962	1,672,736	228,774	4,450,472
Total debt	1,830,701	780,231	193,250	2,804,182

Year Ended December 31, 2008	Fixed-fee	Other	Total
Total operating revenue	$ 1,461,774	$ 17,981	$ 1,479,755
Aircraft fuel	326,343	1,448	327,791
Depreciation and amortization	125,096	8,110	133,206
Income (loss) before income taxes	147,079	(9,664)	137,415
Total assets	3,076,100	160,478	3,236,578
Total debt	2,137,852	139,993	2,277,845

18. VALUATION AND QUALIFYING ACCOUNTS

(amounts in 000's) Description	Balance at Beginning of Year	Additions Charged to Expense	Deductions	Balance at End of Year
Allowance for doubtful accounts receivables:				
12/31/2010	$ 743	$ 1,735	$ (1,248) [(1)]	$ 1,230
12/31/2009	2,054	327	(1,638) [(1)]	743
12/31/2008	897	1,333	(176) [(1)]	2,054
Valuation allowance on notes receivable:				
12/31/2010	$ —	$ —	$ —	$ —
12/31/2009	1,500	3,000	(4,500) [(2)]	—
12/31/2008	—	1,500	—	1,500

(1) Uncollectible accounts written off net of recoveries, if any.

(2) Valuation allowance from Mokulele notes receivable was eliminated upon consolidation of Mokulele.

19. SUBSEQUENT EVENTS

On January 31, 2011, the Company entered into an amendment to the Delta Connection Agreement. The amendment establishes the annual base rate costs for certain periods, adds eight additional E170 aircraft within the scope of the agreement and amends certain provisions of the agreement.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures.

We maintain "disclosure controls and procedures", as such term is defined under Securities Exchange Act Rule 13a-15 (e), that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. In designing and evaluating the disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. We have carried out an evaluation, as of the end of the period covered by this report, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon their evaluation and subject to the foregoing, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective.

Changes in Internal Control

During the quarter ended December 31, 2010, we did not make any changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies may deteriorate.

Under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, the Company's management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2010 using the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework*. Based on that evaluation, the Company's management concluded that our internal control over financial reporting was effective as of December 31, 2010.

The Company's effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, which also audited our Consolidated Financial Statements. Deloitte & Touche LLP's report on the Company's effectiveness of internal control over financial reporting appears on page 46.

Our independent registered public accountants, Deloitte & Touche LLP, audited the consolidated financial statements included in this annual report on Form 10-K and have issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2010, which is included in Part II, Item 8 of this Annual Report on Form 10-K.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors

The information set forth under the caption "Proposal No. 1—Election of Directors" in the Company's definitive Proxy Statement to be used in connection with the 2011 Annual Meeting of Stockholders is incorporated herein by reference.

Executive Officers

See "Part I—Executive Officers of the Company."

Code of Ethics

We have adopted a Code of Ethics within the meaning of Item 406(b) of SEC Regulation S-K. This Code of Ethics applies to our principal executive officer, principal financial officer and principal accounting officer. This Code of Ethics is publicly available on our website at *www.rjet.com.* If we make substantive amendments to this Code of Ethics or grant any waiver, including any implicit waiver, we will disclose the nature of such amendment or waiver on our website or in a report on Form 8-K within four days of such amendment or waiver.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's executive officers and directors, and persons who beneficially own more than ten percent of the Company's common stock, to file initial reports of ownership and reports of changes in ownership with the SEC and the National Association of Securities Dealers, Inc. Executive officers, directors, and greater than ten percent beneficial owners are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. Based upon a review of the copies of such forms furnished to the Company and written representations from the Company's executive officers, directors and greater than ten percent beneficial owners, we believe that during fiscal 2010 all Section 16(a) filing requirements applicable to our executive officers, directors and greater than ten percent beneficial owners were complied with except for two late filings with respect to transactions by each of Robert H. Cooper and Bryan K. Bedford.

Corporate Governance

The information set forth under the caption "Corporate Governance" in the Company's definitive Proxy Statement to be used in connection with the 2011 Annual Meeting of Shareholders is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information set forth under the caption "Executive Compensation" in the Company's definitive Proxy Statement to be used in connection with the 2011 Annual Meeting of Stockholders is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information set forth under the caption "Beneficial Ownership of Common Stock by Certain Stockholders and Management" in the Company's definitive Proxy Statement to be used in connection with the 2011 Annual Meeting of Stockholders is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information set forth under the captions "Compensation Committee Interlocks and Insider Participation" and "Certain Relationships and Related Transactions" in the Company's definitive Proxy Statement to be used in connection with the 2011 Annual Meeting of Stockholders is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information set forth under "Audit Matters" in the Company's definitive proxy statement to be used in connection with the 2011 Annual Meeting of Stockholders is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENTS SCHEDULES

(a) **Documents filed as part of this report:**

Report of Independent Registered Public Accounting Firm, Financial Statements: Consolidated Balance Sheets as of December 31, 2010 and 2009, Consolidated Statements of Income (Loss) for the years ended December 31, 2010, 2009 and 2008, Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008, Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss) for the years ended December 31, 2010, 2009 and 2008 and Notes to Consolidated Financial Statements.

(b) **Exhibits**

Exhibit No.	Description
1.1	Form of Purchase Agreement.(viii)
1.2	Underwriting Agreement, dated as of November 11, 2010, by and among the Company, Goldman, Sachs & Co. and Deutsche Bank Securities, as representatives of the underwriters named therein. (xlvi)
3.1	Amended and Restated Certificate of Incorporation.(i)
3.2	Amended and Restated Bylaws.(xxx)
4.1	Specimen Stock Certificate.(i)
10.1	2002 Equity Incentive Plan.(xxiv)
10.1(a)	Restricted Stock Agreement.(xx)
10.1(b)	2007 Equity Incentive Plan.(xxiv)
10.2	Form of Option Agreement for Non-Employee Directors.(i)
10.3	Form of Option Agreement for Officers.(i)
10.3(a)	Stock Option Agreement Pursuant to the Republic Airways Holdings Inc. 2002 Equity Incentive Plan, by and between Republic Airways Holdings Inc. and Bryan K. Bedford, dated as of December 27, 2004.(v)
10.3(b)	Stock Option Agreement Pursuant to the Republic Airways Holdings Inc. 2002 Equity Incentive Plan, by and between Republic Airways Holdings Inc. and Bryan K. Bedford, dated as of December 27, 2004.(v)
10.3(c)	Stock Option Agreement Pursuant to the Republic Airways Holdings Inc. 2002 Equity Incentive Plan, by and between Republic Airways Holdings Inc. and Robert Hal Cooper, dated as of December 27, 2004.(v)
10.3(d)	Stock Option Agreement Pursuant to the Republic Airways Holdings Inc. 2002 Equity Incentive Plan, by and between Republic Airways Holdings Inc. and Robert Hal Cooper, dated as of December 27, 2004.(v)
10.3(e)	Stock Option Agreement Pursuant to the Republic Airways Holdings Inc. 2002 Equity Incentive Plan, by and between Republic Airways Holdings Inc. and Wayne C. Heller, dated as of December 27, 2004.(v)
10.3(f)	Stock Option Agreement Pursuant to the Republic Airways Holdings Inc. 2002 Equity Incentive Plan, by and between Republic Airways Holdings Inc. and Wayne C. Heller, dated as of December 27, 2004.(xxiii)
10.4†	Amended and Restated Regional Jet Air Services Agreement, dated as of June 12, 2002, by and between AMR Corporation and Chautauqua Airlines, Inc.(i)
10.4(a)	Letter Agreement between AMR Corporation and Chautauqua Airlines, Inc. dated July 30, 2002.(i)
10.4(b)†	Side Letter Agreement, dated as of March 26, 2003, by and between AMR Corporation and Chautauqua Airlines, Inc.(i)
10.4(c)†	Amendment to Amended and Restated Air Services Agreement, by and between AMR Corporation and Chautauqua Airlines, Inc., dated as of October 28, 2003.(i)
10.4(d)†	Amendment to the Amended and Restated Air Services Agreement, by and between AMR Corporation and Chautauqua Airlines, Inc., dated as of October 23, 2008. (xxxiii)

10.5	Office Lease Agreement, by and between College Park Plaza, LLC and Republic Airways Holdings Inc., dated as of April 23, 2004.(i)
10.6†	Chautauqua Jet Service Agreement, by and between US Airways, Inc. and Chautauqua Airlines, Inc., dated as of March 19, 1999.(i)
10.6(a)†	First Amendment to the Chautauqua Jet Service Agreement, by and between US Airways, Inc. and Chautauqua Airlines, Inc., dated as of September 6, 2000.(i)
10.6(b)†	Second Amendment to the Chautauqua Jet Service Agreement, by and between US Airways, Inc. and Chautauqua Airlines, Inc., dated as of September 20, 2000.(i)
10.6(c)†	Third Amendment to the Chautauqua Jet Service Agreement, by and between US Airways, Inc. and Chautauqua Airlines, Inc., dated as of July 11, 2001.(i)
10.6(d)†	Fourth Amendment to the Chautauqua Jet Service Agreement, by and between US Airways, Inc. and Chautauqua Airlines, Inc., dated as of December 18, 2002.(i)
10.6(e)†	Amended and Restated Chautauqua Jet Service Agreement between US Airways, Inc. and Chautauqua Airlines, Inc. dated April 26, 2005.(xiii)
10.6(f)†	First Amendment to Amended and Restated Chautauqua Jet Service Agreement, by and between US Airways, Inc. and Chautauqua Airlines, Inc., dated as of July 21, 2006.(xix)
10.7	Agreement between Chautauqua Airlines, Inc. and Teamsters Airline Division Local 747 representing the Pilots of Chautauqua Airlines, dated as of October 17, 2003.(i)
10.8	Agreement between Chautauqua Airlines, Inc. and the Flight Attendants of Chautauqua Airlines, Inc. as represented by the Airline Division, International Brotherhood of Teamsters, AFL-CIO, dated as of March 9, 1999.(i)
10.9	Agreement between Chautauqua Airlines, Inc. and the Flight Dispatchers in the employ of Chautauqua Airlines, Inc. as represented by Transport Workers Union of America, AFL-CIO, dated as of June 1, 2007.(xxvi)
10.10	Agreement between Chautauqua Airlines, Inc. and the Passenger and Fleet Service Employees in the service of Chautauqua Airlines, Inc. as represented by the International Brotherhood of Teamsters, dated as of December 15, 1999.(i)
10.11	Agreement among Republic Airways Holdings Inc., Chautauqua Airlines, Inc. and Solitair Corp., dated as of February 12, 2002.(i)
10.12†	EMB-145LR Amended and Restated Purchase Agreement Number GCT-025/98, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airways Holdings Inc., dated as of April 19, 2002.(i)
10.12(a)†	Partial Assignment and Assumption of Purchase Agreement GCT-025/98, by and between Republic Airways Holdings Inc. and Solitair Corp., and consented to by Embraer-Empresa Brasileira de Aeronáutica S.A., dated as of April 18, 2002.(i)
10.12(b)†	Amendment Number 1 to Amended and Restated Purchase Agreement GCT-025/98 between Republic Airways Holdings Inc and Embraer-Empresa Brasileira de Aeronáutica S.A., dated as of June 7, 2002.(i)
10.12(c)†	Amendment Number 2 to Amended and Restated Purchase Agreement GCT-025/98, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airways Holdings Inc., dated as of July 25, 2002.(i)
10.12(d)†	Amendment Number 3 to Amended and Restated Purchase Agreement GCT-025/98, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airways Holdings Inc., dated as of December 18, 2002.(i)
10.12(e)†	Amendment Number 4 to Amended and Restated Purchase Agreement GCT-025/98, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airways Holdings Inc., dated as of May 30, 2003.(i)
10.12(f)†	Amendment Number 5 to Amended and Restated Purchase Agreement GCT-025/98, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airways Holdings Inc., dated as of September 30, 2003.(i)
10.12(g)†	Amendment Number 6 to Amended and Restated Purchase Agreement GCT-025/98, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airways Holdings Inc., dated as of October 31, 2003.(i)
10.12(h)†	Amendment Number 7 to Amended and Restated Purchase Agreement GCT-025/98, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airways Holdings Inc., dated as of December 31, 2003.(i)
10.12(i)†	Amendment Number 8 to Amended and Restated Purchase Agreement GCT-025/98, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airways Holdings Inc., dated as of February 16, 2004.(i)
10.12(j)†	Amendment Number 9 to Amended and Restated Purchase Agreement GCT-025/98, by and between Republic Airways Holdings Inc. and Embraer-Empresa Brasileira de Aeronáutica S.A., dated as of May 24, 2004.(viii)
10.12(l)†	Amendment Number 10 to Amended and Restated Purchase Agreement GCT-025/98, by and between Republic Airways Holdings Inc. and Embraer-Empresa Brasileira de Aeronáutica S.A., dated as of January 17, 2005.(vii)
10.12(m)†	Amendment No. 11 to Amended and Restated Purchase Agreement GCT-025/98, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airways Holdings Inc., dated May 31, 2005.(xiii)
10.13†	Amended and Restated Letter Agreement GCT-026/98, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airways Holdings Inc., dated as of April 19, 2002.(i)

10.13(a)†	Amendment Number 1 to Amended and Restated Letter Agreement GCT-026/98 between Republic Airways Holdings Inc and Embraer-Empresa Brasileira de Aeronáutica S.A., dated as of June 7, 2002.(i)
10.13(b)†	Amendment Number 2 to Amended and Restated Letter Agreement GCT-026/98 between Republic Airways Holdings Inc. and Embraer-Empresa Brasileira de Aeronáutica S.A., dated as of July 25, 2002.(i)
10.13(c)†	Amendment Number 3 to Amended and Restated Letter Agreement GCT-026/98 between Republic Airways Holdings Inc. and Embraer-Empresa Brasileira de Aeronáutica S.A., dated as of August 29, 2002.(i)
10.13(d)†	Amendment Number 4 to Amended and Restated Letter Agreement GCT-026/98 between Republic Airways Holdings Inc. and Embraer-Empresa Brasileira de Aeronáutica S.A., dated as of December 10, 2002.(i)
10.13(e)†	Amendment Number 5 to Amended and Restated Letter Agreement GCT-026/98 between Republic Airways Holdings Inc. and Embraer-Empresa Brasileira de Aeronáutica S.A., dated as of April 30, 2003.(i)
10.13(f)†	Amendment Number 6 to Amended and Restated Letter Agreement GCT-026/98 between Republic Airways Holdings Inc. and Embraer-Empresa Brasileira de Aeronáutica S.A., dated as of May 30, 2003.(i)
10.13(g)†	Amendment Number 7 to Amended and Restated Letter Agreement GCT-026/98 between Republic Airways Holdings Inc. and Embraer-Empresa Brasileira de Aeronáutica S.A., dated as of December 31, 2003.(i)
10.13(h)†	Amendment Number 8 to Amended and Restated Letter Agreement GCT-026/98 between Republic Airways Holdings Inc. and Embraer-Empresa Brasileira de Aeronáutica S.A., dated as of March 22, 2004.(i)
10.14	Amended and Restated Registration Rights Agreement, dated as of June 7, 2002, by and among Republic Airways Holdings Inc., Imprimis Investors, LLC, Wexford Spectrum Fund I, L.P., Wexford Offshore Spectrum Fund, Wexford Partners Investment Co. LLC, WexAir LLC, and Delta Air Lines, Inc.(i)
10.15	Loan and Security Agreement, by and between Fleet Capital Corporation and Chautauqua Airlines, Inc., dated as of December 9, 1998.(i)
10.16	Consolidated Amendment No. 1 to Loan and Security Agreement, by and between Fleet Capital Corporation and Chautauqua Airlines, Inc., dated as of March 27, 2002.(i)
10.16(a)†	Amendment No. 3 to Loan and Security Agreement, by and between Fleet Capital Corporation and Chautauqua Airlines, Inc., dated as of October 30, 2003.(i)
10.16(b)	Amendment No. 4 to Loan and Security Agreement, by and between Fleet Capital Corporation and Chautauqua Airlines, Inc., dated as of January 9, 2004.(i)
10.16(c)	Amendment No. 8 to Loan and Security Agreement, by and between Bank of America, N.A. (successor by assignment to Fleet Capital Corporation) and Chautauqua Airlines, Inc., dated as of November 2, 2005.(xvi)
10.16(d)	Amendment No. 9 to Loan and Security Agreement, by and between Bank of America, N.A. (successor by assignment to Fleet Capital Corporation) and Chautauqua Airlines, Inc., dated as of January 12, 2006.(xvii)
10.16(e)	Amendment No. 10 to Loan and Security Agreement, by and between Bank of America, N.A. (successor by assignment to Fleet Capital Corporation) and Chautauqua Airlines, Inc., dated as of March 22, 2006.(xvii)
10.16(f)	Joinder and Consolidated Amendment to Loan and Security Agreement, by and among Bank of America, N.A., Chautauqua Airlines, Inc., Republic Airways Holdings Inc., Republic Airline Inc. and Shuttle America Corporation, dated as of May 15, 2006.(xviii)
10.16(g)	Amendment No. 2 to Loan and Security Agreement, by and among Bank of America, N.A., Chautauqua Airlines, Inc., Republic Airways Holdings Inc., Republic Airline Inc. and Shuttle America Corporation, dated as of March 21, 2007.(xxiv)
10.17	Amendment No. 1 to the Term Note, dated as of March 27, 2002, by and between Fleet Capital Corporation and Chautauqua Airlines, Inc.(i)
10.18	Lease Agreement by and between the Indianapolis Airport Authority and Chautauqua Airlines, Inc. dba US Airways Express, dated as of June 17, 1994.(i)
10.18(a)	First Amendment to Office Lease Agreement, by and between the Indianapolis Airport Authority and Chautauqua Airlines, Inc., dated as of July 17, 1998.(i)
10.18(b)	Second Amendment to Office Lease Agreement, by and between the Indianapolis Airport Authority and Chautauqua Airlines, Inc., dated as of October 2, 1998.(i)
10.18(c)	Third Amendment to Office Lease Agreement, by and between the Indianapolis Airport Authority and Chautauqua Airlines, Inc., dated as of November 6, 1998.(i)
10.18(d)	Fourth Amendment to Office Lease Agreement, by and between the Indianapolis Airport Authority and Chautauqua Airlines, Inc., dated as of September 3, 1999.(i)
10.19	Letter Agreement by and between the Indianapolis Airport Authority and Chautauqua Airlines, Inc., dated as of July 17, 2000, amending Lease Agreement for office space.(i)
10.20†	Loan Agreement between Chautauqua Airlines, Inc. and Agência Especial de Financiamento Industrial (FINAME), dated as of December 27, 2001. There are fourteen additional Loan Agreements which are substantially identical in all material respects except as indicated on the exhibit.(i)
10.21	Aircraft Security Agreement between Chautauqua Airlines, Inc. as Borrower and JPMorgan Chase Bank as Security Trustee, dated as of December 27, 2001. There are fourteen additional Aircraft Security Agreements which are substantially identical in all material respects except as indicated on the exhibit.(i)

10.22	Security Agreement Supplement No. 1 between Chautauqua Airlines, Inc. as Borrower and JPMorgan Chase Bank as Security Trustee, dated as of January 17, 2002. There are fourteen additional Security Agreement Supplements No. 1 which are substantially identical in all material respects except as indicated on the exhibit.(i)
10.23†	Securities Account Control Agreement among Chautauqua Airlines, Inc. as Debtor, Agência Especial de Financiamento Industrial (FINAME) as Lender, and JPMorgan Chase Bank as Securities Intermediary and Security Deposit Trustee, dated as of December 27, 2001. There are fourteen additional Securities Account Control Agreements which are substantially identical in all material respects except as indicated on the exhibit.(i)
10.24†	Security Deposit Agreement, among Chautauqua Airlines, Inc. as Debtor, Agência Especial de Financiamento Industrial (FINAME) as Lender, and JPMorgan Chase Bank as Securities Intermediary and Security Deposit Trustee, dated as of December 27, 2001. There are fourteen additional Security Deposit Agreements which are substantially identical in all material respects except as indicated on the exhibit.(i)
10.25†	Funding Agreement between Chautauqua Airlines, Inc. and Agência Especial de Financiamento Industrial (FINAME), dated as of December 27, 2001. There are eleven additional Funding Agreements which are substantially identical in all material respects except as indicated on the exhibit.(i)
10.25(a)†	First Amendment to the Funding Agreement, dated as of June 11, 2002, by and between Chautauqua Airlines, Inc. and Agência Especial de Financiamento Industrial.(i)
10.26	Agreement, dated as of June 7, 2002, by and between Republic Airways Holdings Inc. and Delta Air Lines, Inc.(i)
10.27	Amendment No. 1 to Agreement between Republic Airways Holdings Inc. and Delta Air Lines, Inc., dated October 1, 2003.(i)
10.28	Warrant to purchase shares of common stock of Republic Airways Holdings Inc. issued to Delta Air Lines, Inc., dated as of June 7, 2002.(i)
10.28(a)	Warrant to purchase shares of common stock of Republic Airways Holdings Inc. issued to Delta Air Lines, Inc., dated as of February 7, 2003.(i)
10.28(b)	Warrant to purchase shares of common stock of Republic Airways Holdings Inc. issued to Delta Air Lines, Inc., dated as of October 1, 2003.(i)
10.28(c)	Warrant to purchase shares of common stock of Republic Airways Holdings Inc. issued to Delta Air Lines, Inc., dated as of March 10, 2004.(i)
10.28(d)	Warrant Surrender Agreement, by and between Republic Airways Holdings Inc. and Delta Air Lines, Inc., dated as of December 22, 2004.(iv)
10.28(e)	Form of Warrant to Purchase Shares of Common Stock of Republic Airways Holdings Inc. issued to Delta Air Lines, Inc., dated as of December 22, 2004.(iv)
10.29	Form of warrant to purchase shares of common stock of Republic Airways Holdings Inc. issued to Delta Air Lines, Inc.(i)
10.30	Form of warrant to purchase shares of common stock of Republic Airways Holdings Inc. issued to Delta Air Lines, Inc.(i)
10.31†	Delta Connection Agreement, dated as of June 7, 2002, by and among Delta Air Lines, Inc., Chautauqua Airlines, Inc., and Republic Airways Holdings Inc.(i)
10.31(a)†	Amendment No. 1 to Delta Connection Agreement, dated as of February 7, 2003, by and among Delta Air Lines, Inc., Chautauqua Airlines, Inc., and Republic Airways Holdings Inc.(i)
10.31(b)†	Amendment Number Two to Delta Connection Agreement, dated September 30, 2003, by and among Delta Air Lines, Inc., Chautauqua Airlines, Inc. and Republic Airways Holdings Inc.(i)
10.31(c)†	Amendment Number Three to Delta Connection Agreement, dated March, 2004, by and among Delta Air Lines, Inc., Chautauqua Airlines, Inc. and Republic Airways Holdings Inc.(i)
10.31(d)†	Amendment No. 4 to Delta Connection Agreement by and among Delta Air Lines, Inc., Chautauqua Airlines, Inc. and Republic Airways Holdings Inc., dated as of August 12, 2004.(iii)
10.31(e)†	Amendment Number Five to Delta Connection Agreement, as amended, among Delta Air Lines, Inc., Chautauqua Airlines, Inc. and Republic Airways Holdings Inc., dated as of December 22, 2004.(iv)
10.31(f)†	Amendment Number Six_to Delta Connection Agreement, by and among Delta Air Lines, Inc., Chautauqua Airlines, Inc. and Republic Airways Holdings Inc., dated as of March 12, 2007.(xxiii)
10.31(g)†	Letter Agreement, by and among Delta Airlines, Inc., Republic Airways Holdings Inc., Chautauqua Airlines, Inc. and Shuttle America Corp., dated as of July 28, 2008.(xxxiii)
10.32	Amended Promissory Note of Republic Airways Holdings Inc. (FKA Wexford Air Holdings Inc.) (FKA Wexford III Corp.), dated as of May 14, 2003, in favor of WexAir LLC in the principal amount of $20,391,996.04.(i)
10.33	Third Amended and Restated Employment Agreement, dated as of November 2, 2010, by and between the Comapny and Bryan K. Bedford. (xliii)
10.34	Employment Transition and Separation Agreement, dated as of November 2, 2010, by and between the Company and Robert Hal Cooper (xlii)

10.35 Third Amended and Restated Employment Agreement, dated as of November 2, 2010, by and between the Comapny and Wayne C. Heller. (xlii)

10.37 Office/Shop Space Permit by and between Signature Combs and Chautauqua Airlines, Inc., dated as of January 16, 2001.(i)

10.38 Hangar and Office Lease by and between AMR Combs, Inc. and Chautauqua Airlines, Inc., dated as of December 22, 1998.(i)

10.39† Purchase Agreement DCT-014/2004, by and between Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of March 19, 2004.(i)

10.39(a)† Amendment No. 1 to Purchase Agreement DCT-014/2004, by and between Embraer — Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of April 28, 2004.(ii)

10.39(b)† Amendment No. 2 to Purchase Agreement DCT-014/2004 between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of dated July 8, 2004.(iii)

10.39(c)† Amendment No. 3 to Purchase Agreement DCT-014/2004 between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of July 30, 2004.(iii)

10.39(d)† Amendment No. 4 to Purchase Agreement DCT-014/2004 between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of August 11, 2004.(iii)

10.39(e)† Amendment No. 5 to Purchase Agreement DCT-014/2004 between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of September 29, 2004.(iii)

10.39(f)† Amendment No. 6 to Purchase Agreement DCT-014/2004 between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of November 9, 2004.(viii)

10.39(g)† Amendment No. 7 to Purchase Agreement DCT-014/2004 between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of December 23, 2004.(viii)

10.39(h)† Amendment No. 8 to Purchase Agreement DCT-014/2004, by and between Embraer—Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of February 28, 2005. (x)

10.39(i)† Amendment No. 9 to Purchase Agreement DCT-014/2004, by and between Embraer—Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of March 31, 2005. (x)

10.39(j)† Amendment No. 10 to Purchase Agreement DCT-014/2004, by and between Embraer-Empresa Brasilicica de Aeronáutica S.A. and Republic Airline Inc., dated as of April 30, 2005. (xiii)

10.39(k)† Amendment No. 11 to Purchase Agreement DCT-014/2004, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of August 30, 2005. (xv)

10.39(l)† Amendment No. 12 to Purchase Agreement DCT-014/2004, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of October 7, 2005.(xvi)

10.39(m)† Amendment No. 13 to Purchase Agreement DCT-014/2004, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of October 18, 2005.(xvi)

10.39(n)† Amendment No. 14 to Purchase Agreement DCT-014/2004, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of November 9, 2005.(xvi)

10.39(o)† Amendment No. 15 to Purchase Agreement DCT-014/2004, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of April 24, 2006.(xviii)

10.39(p)† Amendment No. 16 to Purchase Agreement DCT-014/2004, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of July 21, 2006.(xix)

10.39(q)† Amendment No. 17 to Purchase Agreement DCT-014/2004, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of November 14, 2006.(xx)

10.39(r)† Amendment No. 18 to Purchase Agreement DCT-014/2004, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of January 12, 2007.(xxiii)

10.39(s)† Amendment No. 19 to Purchase Agreement DCT-014/2004 by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of June 22, 2007.(xxv)

10.39(t)† Amendment No. 20 to Purchase Agreement DCT-014/2004 by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of October 18, 2007.(xxix)

10.39(u)† Amendment No. 21 to Purchase Agreement DCT-014/2004 by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of June 5, 2008.(xxxii)

10.39(v)† Amendment No. 22 to Purchase Agreement DCT-014/2004 by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of September 5, 2008.(xxxiii)

10.39(w)† Amendment No. 23 to Purchase Agreement DCT-014/2004 by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of November 10, 2008. (xxxiv)

10.40† Letter Agreement DCT-015/2004, by and between Republic Airline Inc. and Embraer-Empresa Brasileira de Aeronáutica S.A., dated as of March 19, 2004.(i)

10.40(a)† Amendment No. 1 to Letter Agreement DCT-015/2004, by and between Republic Airline Inc. and Embraer-Empresa Brasileira de Aeronáutica S.A., dated as of July 8, 2004.(viii)

10.40(b)†	Amendment No. 2 to Letter Agreement DCT-015/2004, by and between Republic Airline Inc. and Embraer-Empresa Brasileira de Aeronáutica S.A., dated as of December 23, 2004.(viii)
10.40(c)†	Amendment No. 3 to Letter Agreement DCT-015/2004, by and between Embraer—Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of February 28, 2005.(x)
10.40(d)†	Amendment No. 4 to Letter Agreement DCT-015/2004, by and between Embraer—Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of April 13, 2005.(x)
10.40(e)†	Amendment No. 5 to Letter Agreement DCT-015/2004, by and between Embraer-Empresa Brasilicica de Aeronáutica S.A. and Republic Airline Inc., dated as of April 30, 2005.(xiii)
10.40(f)†	Amendment No. 6 to Letter Agreement DCT-015/2004, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline, Inc., dated as of October 18, 2005.(xvi)
10.40(g)†	Amendment No. 7 to Letter Agreement DCT-015/2004, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline, Inc., dated as of November 9, 2005.(xvi)
10.40(h)†	Amendment No. 8 to Letter Agreement DCT-015/2004, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of July 21, 2006.(xix)
10.40(i)†	Amendment No. 9 to Letter Agreement DCT-015/2004, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of September 19, 2006.(xx)
10.40(j)†	Amendment No. 10 to Letter Agreement DCT-015/2004, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of November 14, 2006.(xx)
10.40(k)†	Amendment No. 11 to Letter Agreement DCT-015/2004, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline inc., dated as of May 29, 2007.(xxvi)
10.40(l)†	Amendment No. 12 to Letter Agreement DCT-015/2004, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline inc., dated as of June 22, 2007.(xxv)
10.40(m)†	Amendment No. 13 to Letter Agreement DCT-015/2004, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline inc., dated as of October 18, 2007.(xxx)
10.40(n)†	Amendment No. 14 to Letter Agreement DCT-015/2004, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline inc., dated as of June 5, 2008.(xxxii)
10.40(o)†	Amendment No. 15 to Letter Agreement DCT-015/2004, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline inc., dated as of September 5, 2008.(xxxiii)
10.40(p)†	Amendment No. 16 to Letter Agreement DCT-015/2004, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline inc., dated as of November 10, 2008.(xxxiv)
10.41†	United Express Agreement, by and between United Air Lines, Inc. and Shuttle America Corp., dated as of December 28, 2006.(xx)
10.41(a)†	First Amendment to United Express Agreement, by and between United Air Lines, Inc. and Shuttle America Corp., dated as of August 21, 2007.(xxix)
10.42	Amendment No. 1 to United Express Agreement, by and between United Air Lines, Inc. and Chautauqua Airlines, Inc., dated as of July 6, 2004.(ii)
10.43†	Letter Agreement, by and between United Air Lines, Inc. and Republic Airways Holdings Inc., dated as of February 13, 2004.(i)
10.43(a)†	Letter Agreement, by and between United Air Lines, Inc. and Republic Airways Holdings Inc., dated as of July 7, 2004.(ii)
10.44	Lease Agreement, by and between Chautauqua Airlines, Inc. and the Indianapolis Airport Authority, dated as of December 17, 2004.(viii)
10.45†	Delta Connection Agreement, dated as of January 13, 2005, by and among Delta Air Lines, Inc., Republic Airline Inc. and Republic Airways Holdings Inc.(vi)
10.45(a)†	Amendment Number One to Delta Connection Agreement, by and among Delta Air Lines, Inc., Shuttle America Corp. (as assignee of Republic Airline Inc.) and Republic Airways Holdings Inc., dated as of March 12, 2007. (xxiii)
10.45(b)†	Amendment Number Two to Delta Connection Agreement, by and among Delta Airlines, Inc., Shuttle America Corp. (as assignee of Republic Airline Inc.) and Republic Airways Holdings Inc., dated as of August 21, 2007. (xxx)
10.45(c)†	Letter Agreement, by and among Delta Airlines, Inc., Republic Airways Holdings Inc., Chautauqua Airlines, Inc. and Shuttle America Corp., dated as of March 12, 2007.(xxiii)
10.45(d)††	Amendment Number Three to Delta Connection Agreement, by and among Delta Airlines, Inc., Shuttle America Corp. (as assignee of Republic Airline, Inc.) and Republic Airways Holdings, Inc., dated as of January 31, 2011. (xlvii)
10.46	Stock Purchase Agreement, dated May 6, 2005, by and among Republic Airways Holdings, inc., Shuttle America Corporation and Shuttle Acquisition LLC.(ix)

10.47	Promissory Note in the principal amount of $1,000,000 dated May 6, 2005, made by Republic Airways Holdings Inc. payable to Shuttle Acquisition LLC.(ix)
10.48†	Investment Agreement dated as of March 15, 2005 among Wexford Capital LLC, Republic Airways Holdings Inc., US Airways Group, Inc. and US Airways, Inc.(x)
10.49	Letter dated June 23, 2005 from US Airways Group, Inc. and US Airways, Inc.(xi)
10.50	Amendment No. 3 to United Express Agreement between United Airlines, Inc. and Republic Airline Inc. and Amendment No. 2 to United Express Agreement between United Airlines, Inc. and Chautauqua Airlines, Inc. dated as of June 22, 2005.(xii)
10.51	Agreement between Chautauqua Airlines, Inc. and the Flight Attendants in the service of Chautauqua Airlines, Inc. as represented by the International Brotherhood Of Teamsters, AFL-CIO, dated as of September 1, 2005. (xiv)
10.52(a)†	Republic Jet Service Agreement, by and between US Airways, Inc. and Republic Airline Inc., dated as of September 2, 2005.(xv)
10.52(b)†	Amendment Number One to Republic Jet Service Agreement, by and between US Airways, Inc. and Republic Airline Inc., dated as of September 21, 2005.(xv)
10.52(c)†	Second Amendment to Republic Jet Service Agreement, by and between US Airways, Inc. and Republic Airline Inc., dated as of July 21, 2006.(xix)
10.52(d)†	Third Amendment to Republic Jet Service Agreement, by and between US Airways, Inc. and Republic Airline Inc., dated as of December 19, 2006.(xxi)
10.53†	Global Aircraft Transaction Agreement, by and between Republic Airways Holdings Inc. and US Airways, Inc., dated as of September 21, 2005.(xv)
10.54†	Commuter Slot Option Agreement, by and between Republic Airways Holdings Inc. and US Airways, Inc., dated as of September 22, 2005.(xv)
10.55†	Capacity Purchase Agreement, by and between Continental Airlines, Inc., Republic Airways Holdings Inc. and Chautauqua Airlines, Inc., dated as of July 21, 2006.(xix)
10.55(a)†	First Amendment to the Capacity Purchase Agreement, by and among Continental Airlines, Inc., Republic Airways Holdings Inc. and Chautauqua Airlines, Inc., dated as of January 8, 2007.(xxiii)
10.56	Amended and Restated Secured Super Priority Debtor In Possession Credit Agreement dated April 1, 2009. (xxxiv)
10.56(a)	Second Amended and Restated Investment Agreement dated August 13, 2009 by and among Frontier Airlines Holdings, Inc. and its subsidiaries, Frontier Airlines, Inc. and Lynx Aviation, Inc. (xxxv)
10.56(b) ††	Credit Agreement among Frontier Airlines, Inc., Republic Airways Holdings Inc., Lynx Aviation, Inc. and Airbus Financial Services, dated as of October 30, 2009. (xxxvi)
10.57	Evidence of Transfer of Claim by Republic Airways Holdings Inc. in favor of JPMorgan Chase Bank, N.A., dated as of April 11, 2007.(xxiii)
10.58	Stock Purchase Agreement, dated as of March 16, 2007, by and between Republic Airways Holdings Inc. and WexAir LLC.(xxi)
10.59	Stock Purchase Agreement, dated as of September 4, 2007, by and between Republic Airways Holdings Inc. and WexAir RJET LLC.(xxvi)
10.60	Stock Purchase Agreement, dated as of September 11, 2007, by and between Republic Airways Holdings Inc. and WexAir RJET LLC.(xxvii)
10.61	Stock Purchase Agreement, dated as of October 26, 2007, by and between Republic Airways Holdings Inc. and WexAir RJET LLC.(xxvii)
10.62†	Airline Services Agreement, among Midwest Airlines, Inc., Republic Airline Inc., Midwest Air Group, Inc. (in a limited capacity) and Republic Airways Holdings Inc. (in a limited capacity), dated September 3, 2008.(xxxiii)
10.62(a)	Amended and Restated Senior Secured Credit Agreement, among Midwest Airlines, Inc., Midwest Air Group, Inc., its subsidiaries, Wells Fargo Bank Northwest, National Association and the lenders party thereto, dated as of September 3, 2008.(xxxiv)
10.62(b)	Amendment No. 1 to Amended and Restated Senior Secured Credit Agreement, among Midwest Airlines, Inc., Midwest Air Group, Inc., its subsidiaries, Wells Fargo Bank Northwest, National Association and the lenders party thereto, dated as of October 28, 2008.(xxxiv)
10.62(c)	Amendment No. 1 to Airline Services Agreement, among Midwest Airlines, Inc., Republic Airline Inc., Midwest Air Group, Inc. and Republic Airways Holdings Inc., dated May 15, 2009. (xxxvii)
10.62(d)	Amendment No. 3 to the Amended and Restated Senior Secured Credit Agreement, dated as of September 3, 2008, among Midwest Airlines, Inc., Midwest Air Group, Inc., each of the subsidiaries of Midwest from time to time party thereto, each lender from time to time party thereto (including Republic Airways Holdings Inc.), Wells Fargo Bank Northwest, National Association, as administrative agent and Wells Fargo, as collateral agent, dated as of June 2, 2009. (xxxix)

10.62(e)	Amendment No. 2 to the Airline Services Agreement dated as of September 3, 2008 among Midwest Airlines, Inc., Republic Airline Inc., Midwest Air Group, Inc. and Republic Airways Holdings Inc., dated as of June 3, 2009. (xxxix)
10.62(f)	Agreement and Plan of Merger, by and among Republic Airways Holdings Inc., RJET Acquisition, Inc. and Midwest Air Group, Inc., dated as of June 23, 2009. (xl)
10.62(g)	Investment Agreement, by and among TPG Midwest US V, LLC, TPG Midwest International V, LLC and Republic Airways Holdings Inc., dated as of June 23, 2009. (xl)
10.63†	Credit Agreement, by and between US Airways, Inc. and Republic Airways Holdings Inc., dated as of October 20, 2008.(xxxiii)
10.63(a)	Amendment to the Credit Agreement, by and between US Airways, Inc. and Republic Airways Holdings Inc., dated as of December 19, 2008.(xxxiv)
10.64	Employment Agreement by and between Republic Airways Holdings Inc. and Sean Menke, dated as of October 2, 2009.(xli)
10.65	Purchase Agreement No. PA-C006, by and between Bombardier Inc. and Republic Airways Holdings Inc., dated as of February 24, 2010.(xliv)
10.66	Credit Agreement by and among Chautauqua Airlines, Inc., Republic Airways Holdings Inc. and certain lenders, dated as of March 26, 2010.(xliv)
10.67	Purchase Agreement COM 0190-10, by and between Embraer - Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of November 3, 2010.(xl)
10.68	Letter Agreement COM 0191-10, by and between Embraer - Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of November 3, 2010.(xlv)
21.1	Subsidiaries of Republic Airways Holdings Inc.(i)
23.1	Consent of Deloitte & Touche LLP.
31.1	Certification by Bryan K. Bedford pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification by Robert H. Cooper pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification by Bryan K. Bedford pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification by Robert H. Cooper pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
†	Portions of the indicated document have been afforded confidential treatment and have been filed separately with the Commission as required by Rule 406.
††	A request for confidential treatment was filed for certain portions of the indicated document. Confidential portions have been omitted and filed separately with the Commission as required by Rule 406.
(i)	Incorporated by reference to the Registrant's Registration Statement on Form S-1, File No. 333-84092, which was declared effective on May 26, 2004.
(ii)	Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.
(iii)	Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.
(iv)	Incorporated by reference to the Registrant's Current Report on Form 8-K filed on December 29, 2004.
(v)	Incorporated by reference to the Registrant's Current Report on Form 8-K filed on December 30, 2004.
(vi)	Incorporated by reference to the Registrant's Current Report on Form 8-K filed on January 20, 2005.
(vii)	Incorporated by reference to the Registrant's Current Report on Form 8-K filed on January 21, 2005.
(viii)	Incorporated by reference to the Registrant's Registration Statement on Form S-1, File No. 333-122033, which was declared effective on February 1, 2005.
(ix)	Incorporated by reference to the Registrant's Current Report on Form 8-K filed on May 9, 2005
(x)	Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.
(xi)	Incorporated by reference to the Registrant's Current Report on Form 8-K filed on June 28, 2005.
(xii)	Incorporated by reference to the Registrant's Registration Statement on Form S-3, file No. 333-126357, which was declared effective on July 18, 2005.
(xiii)	Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.
(xiv)	Incorporated by reference to the Registrant's Current Report on Form 8-K filed on September 7, 2005.

(xv) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.

(xvi) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005.

(xvii) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.

(xviii) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

(xix) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

(xx) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2006.

(xxi) Incorporated by reference to the Registrant's Current Report on Form 8-K filed on March 19, 2007.

(xxii) Incorporated by reference to the Registrant's Current Report on Form 8-K filed on March 30, 2007.

(xxiii) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.

(xxiv) Incorporated by reference to the Registrant's Current Report on Form 8-K filed on June 8, 2007.

(xxv) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.

(xxvi) Incorporated by reference to the Registrant's Current Report on Form 8-K filed on September 5, 2007.

(xxvii) Incorporated by reference to the Registrant's Current Report on Form 8-K filed on September 12, 2007.

(xxviii) Incorporated by reference to the Registrant's Current Report on Form 8-K filed on October 29, 2007.

(xxix) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

(xxx) Incorporated by reference to the Registrant's Current Report on Form 8-K filed on December 10, 2007.

(xxxi) Incorporated by reference to the Registrant's Current Report on Form 8-K filed on August 7, 2008.

(xxxii) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q filed on August 11, 2008.

(xxxiii) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q filed on November 4, 2008.

(xxxiv) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2008.

(xxxv) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q filed on May 11, 2009.

(xxxvi) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q filed on November 9, 2009.

(xxxvii) Incorporated by reference to the Registrant's Current Report on Form 8-K filed November 5, 2009.

(xxxviii) Incorporated by reference to the Registrant's Current Report on Form 8-K filed on May 5, 2009.

(xxxix) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q filed on August 6, 2009.

(xl) Incorporated by reference to the Registrant's Current Report on Form 8-K filed on June 24, 2009.

(xli) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2009.

(xlii) Incorporated by reference to the Registrant's Current Report on Form 8-K filed November 2, 2010.

(xliii) Incorporated by reference to the Registrant's Current Report on Form 8-K filed November 2, 2010.

(xliv) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q filed on May 5, 2010.

(xlv) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q filed on November 8, 2010.

(xlvi) Incorporated by reference to the Registrant's Current Report on Form 8-K filed November 11, 2010.

(xlvii) Incorporated by reference to the Registrant's Current Report on Form 8-K filed February 7, 2011.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPUBLIC AIRWAYS HOLDINGS INC.
(Registrant)

Dated: March 15, 2011

By: /s/ Bryan K. Bedford
Bryan K. Bedford
Chairman of the Board, Chief Executive Officer and President
(principal executive officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Bryan K. Bedford Bryan K. Bedford	Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)	March 15, 2011
/s/ Joseph P. Allman Joseph P. Allman	Vice President and Corporate Controller (Principal Financial and Accounting Officer)	March 15, 2011
/s/ Lawrence J. Cohen Lawrence J. Cohen	Director	March 15, 2011
/s/ Neal S. Cohen Neal S. Cohen	Director	March 15, 2011
/s/ Douglas J. Lambert Douglas J. Lambert	Director	March 15, 2011
/s/ Mark L. Plaumann Mark L. Plaumann	Director	March 15, 2011
/s/ Richard P. Schifter Richard P. Schifter	Director	March 15, 2011
/s/ David N. Siegel David N. Siegel	Director	March 15, 2011

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EXECUTIVE LEADERSHIP TEAM

Bryan Bedford - Chairman, President & Chief Executive Officer
Wayne Heller - Executive Vice President, Chief Operating Officer
Tim Dooley - Senior Vice President, Chief Financial Officer
Lars-Eric Arnell - Senior Vice President, Corporate Development
Joe Allman - Vice President, Controller
Greg Aretakis - Vice President, Revenue Production
Ian Arthur - Vice President of Marketing
Jerry Balsano - Vice President, Customer Service
Jeff Domrese - Vice President, Maintenance & Technical Operations
Thomas Duffy - Vice President, Technical Services
Scott L. Durgin - Vice President, Lean Methods and Administration
Brad Elstad - Vice President, Safety & Regulatory Compliance
Jan Fogelberg - Vice President of Customer Experience and Technology
Ron Henson - Vice President, Labor Relations
Jeff Jones - Vice President, Market Planning & Development
Paul Kinstedt - Vice President, System Operations Control
Don Osmundson - Vice President, Flight Operations
Jim Reichart - Vice President of Sales, Distribution and Loyalty Programs
Daniel Shurz - Vice President, Planning and Strategy
Drew Skaff - Vice President, Supply Chain
Kathy Wooldridge - Vice President, Human Resources
Aaron Workman - Vice President, Information Technology

Republic Airways Holdings Inc.
8909 Purdue Road, Suite 300
Indianapolis, IN 46268

317-484-6000
www.rjet.com